

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act
P.E. 1-16-07

March 22, 2007

Lyle G. Ganske
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/22/2007

Re: McDonald's Corporation
Incoming letter dated January 16, 2007

Dear Mr. Ganske:

This is in response to your letter dated January 16, 2007 concerning the shareholder proposal submitted to McDonald's by the AFL-CIO Reserve Fund, Adrian Dominican Sisters, and Sisters of Charity of the Blessed Virgin Mary. We also have received letters from the proponents dated February 9, 2007, February 15, 2007, and February 20, 2007. We also have received a letter from Mary Ann Baudouin dated February 22, 2007 regarding this matter. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Robert E. McGarrah, Jr., Esq.
Capital Stewardship Coordinator
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, NW
Washington, DC 20006

63908

cc: Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst
Adrian Dominican Sisters
Portfolio Advisory Board
1257 East Siena Heights Drive
Adrian, MI 49221-1793

Sister Gwen Farry, BVM
Sisters of Charity of the Blessed Virgin Mary
205 W Monroe, Suite 500
Chicago, IL 60606-5062

Mary Ann Baudouin
Assistant for Social Ministries
New Orleans Province of the Society of Jesus
710 Baronne Street, Suite B
New Orleans, LA 70113-1064

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

(216) 586-7264
lgganske@jonesday.com

January 16, 2007

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal Submitted to McDonald's Corporation by the AFL-CIO Reserve Fund

Dear Ladies and Gentlemen:

On behalf of McDonald's Corporation, a Delaware corporation (the "***Company***"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "***Exchange Act***"), we hereby request confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action to the United States Securities and Exchange Commission (the "***Commission***") if, in reliance on certain provisions of Rule 14a-8, the Company excludes a shareholder proposal and supporting statements (the "***Proposal***") submitted by the AFL-CIO Reserve Fund (the "***Proponent***") from the Company's definitive proxy solicitation materials (the "***2007 Proxy Materials***") relating to its 2007 annual meeting of shareholders (the "***2007 Annual Meeting***"). The Adrian Dominican Sisters and the Sisters of Charity of the Blessed Virgin Mary are co-filers of the Proposal. The Proposal relates to the adoption, implementation and enforcement of a code of conduct (the "***Proposed Code of Conduct***") based on, among other things, the International Labor Organization's ("***ILO***") Declaration of Fundamental Principles and Rights at Work (the "***Declaration***") and other relevant ILO conventions. A copy of the Proposal is included as Annex A. Copies of the Declaration and ILO conventions cited in the Proposal are included as Annex B.

Introduction

As discussed below, the Company believes that the Proposal may be excluded from the 2007 Proxy Materials for the following principal reasons, each of which is discussed in more detail herein:

- The Proposal would violate the federal proxy rules, as the resolution contained in the Proposal is so inherently vague and indefinite as to be misleading, and thus it may be excluded pursuant to Rules 14a-8(i)(3) and 14a-8(j).

- The Proposal seeks to further a personal interest of the Proponent not shared by the Company's shareholders at large, and thus it may be excluded pursuant to Rules 14a-8(i)(4) and 14a-8(j).

- The Company lacks the power and authority to implement the Proposal, and thus it may be excluded pursuant to Rules 14a-8(i)(6) and 14a-8(j).

- The Proposal deals with a matter relating to the Company's ordinary business operations, and therefore the Company may properly exclude the Proposal from the 2007 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(j).

- The Company has substantially implemented the Proposal, and therefore the Company may properly exclude the Proposal from the 2007 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(j).

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. In addition, by copy of this letter and its attachments, the Company is informing the Proponent and each of the co-filers of the Company's intention to exclude the Proposal from the 2007 Proxy Materials. The Company intends to file its definitive proxy materials with the Commission 80 or more days after the date of this letter.

Background Information on the Company and Its Operations

Because the Proposal seeks to regulate the Company's business operations, as well as those of its franchisees, licensees, suppliers, distributors and subcontractors, we believe some general information relating to the Company's business and operating structure may be helpful to the staff. The Company's primary business is to franchise and operate McDonald's restaurants worldwide. Of the more than 30,000 McDonald's restaurants currently in operation, only approximately 8,000 are actually operated by the Company. More than 22,000 McDonald's restaurants are operated by independent franchisees and licensees. Under the conventional twenty-year franchise arrangement, franchisees provide capital by initially investing in the equipment, signs, seating and décor of their restaurant businesses, and by reinvesting in the business over time. The Company generally shares the investment by owning or leasing the land and building. Franchisees contribute to the Company's revenue stream through payment of rent and service fees based upon a percent of sales, with specified minimum rent payments, along with initial fees. Under the Company's developmental license arrangement, licensees provide capital for 100% of the business, including the real estate interest, and the Company receives a royalty based on a percent of sales.

The employees of the McDonald's restaurants that are operated by franchisees or licensees are not employees of the Company, but rather of the relevant franchisee or licensee. Approximately 73% of the employees in McDonald's restaurants are employed by franchisees and licensees of the Company. The franchisees and licensees of the Company are the exclusive employers of their employees, and the Company does not have any joint employer relationship with any of those entities.

In addition, the Company, its franchisees, licensees and affiliates purchase food, packaging, equipment and other goods from numerous independent suppliers. Independently owned and operated distribution centers distribute products and supplies to most McDonald's restaurants. The employees of those suppliers and distributors and their subcontractors are likewise not employees of the Company, and the Company does not have any direct relationship with employees of those entities, or any joint employer relationship with its suppliers, distributors and subcontractors.

The Company's Reasons for Exclusion of the Proposal

1. ***The Proposal would violate the federal proxy rules, as the resolution contained in the Proposal is so inherently vague and indefinite as to be misleading, and thus it may be excluded pursuant to Rules 14a-8(i)(3) and 14a-8(j).***

Rule 14a-8(i)(3) states that a shareholder proposal may be excluded if the proposal or its supporting statement is contrary to the proxy rules. The staff has consistently taken the position that shareholder proposals that are inherently vague and indefinite are excludable under Rule 14a-8(i)(3) as inherently misleading because neither the shareholders nor the Company's board of directors would be able to determine, with any reasonable amount of certainty, what action or measures would be taken if the proposal were implemented. *See The Procter & Gamble Company*, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 768 (October 25, 2002) (permitting exclusion of a proposal requesting that the board of directors create a specific type of fund as vague and indefinite where the company argued that neither the shareholders nor the company would know how to implement the proposal); *Philadelphia Electric Company*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992) (permitting exclusion of a proposal regarding the creation of a committee of shareholders because the proposal is so inherently vague and indefinite that neither the shareholders nor the company would be able to determine exactly what actions or measures the proposal requires); and *NYNEX Corporation*, SEC No-Action Letter, 1990 SEC No-Act. LEXIS 51 (January 12, 1990) (permitting exclusion of a proposal relating to non-interference with the government policies of certain foreign nations because it is so inherently vague and indefinite that any company action "could be significantly different from the action envisioned by the shareholders voting on the proposal").

The Proposal is inherently vague and indefinite, as neither the shareholders voting on the Proposal nor the Company, in implementing the Proposal, would be able to determine with any reasonable certainty exactly what actions or measures the Proposal requires:

- The Proposal states that the Proposed Code of Conduct is to be based upon the Declaration as well as certain ILO conventions. However, the Declaration itself refers in turn to principles and rights contained in the ILO's constitution and other declarations and conventions. The text of those principles and rights are not specifically set forth within the Declaration. Also, while the Proponent has attempted to summarize its interpretation of the ILO conventions referenced in the Proposal, the actual text of those conventions contains additional language not included in the Proposal. For example, Article 1 of Convention 11 states that "[e]ach Member of the International Labour Organisation which ratifies this Convention undertakes to secure to all those engaged in agriculture the same rights of association and combination as to industrial workers, and to repeal any statutory or other provisions restricting such rights in the case of those engaged in agriculture." Additionally, the ILO conventions listed in the Proposal as well as those set forth or referenced in the Declaration are designed to be adopted and implemented by nations, not corporations. For example, Convention 29 relates to, among other things, when and how the competent authority or government of a member nation may impose forced labor on its citizens. Convention 105 requires each adopting nation "not to make use of any form of forced or compulsory labour . . . as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system." Finally, certain conventions cited by the Proponent permit exceptions. For example, the provisions of Convention 1 contain exceptions for individual nations, including India, China, and Greece, all of which are countries where the Company does business. Accordingly, the directors and shareholders of the Company would have no way of knowing exactly what principles, rights and conventions would be acceptable to the Proponent for the Proposed Code of Conduct.

- The Proposal requests that the Company's directors "adopt, implement and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors." The Proposal does not, however, define what "company-wide" would include, that is, whether it would include only the Company and the approximately 8,000 McDonald's restaurants operated by the Company, or would it also include the more than 22,000 McDonald's restaurants operated by independent franchisees and licensees. Further, the Proposal does not provide any guidance on how the Proposal should be implemented and enforced. Even if the Company could implement and enforce the Proposed Code of Conduct with respect to its own employees, how could the Company do so with respect to the employees of its franchisees and licensees, which operate a substantial majority of the McDonald's restaurants worldwide, as well as the various growers, harvesters, processors, packagers, shippers, distributors and subcontractors within the supply chain for its products, given that the Company has no direct relationship with many of those parties, nor the power and authority to dictate their employment practices?

- What are "violations of human rights in McDonald's supply chain" that are referred to in the third whereas clause? Are these actual alleged violations or potential violations? Is the Proposed Code of Conduct meant to apply to all human rights violations? How can the Company remedy those violations on its own? Additionally, while the Company recognizes that the Commission does not edit the specific wording of a proposal, the reference to "cases of modern-day slavery" in the second whereas clause is incendiary and untrue. The staff has stated that reliance on Rule 14a-8(i)(3) may be appropriate if statements contained in the proposal directly or indirectly make charges concerning improper, illegal or immoral conduct or association, without factual foundation.

- How would the Company implement the requirement in the Proposal to give worker representatives "access to all workplaces necessary to enable them to carry out their representation functions" without disrupting the operations at the restaurants the Company operates? Would this be during working hours or at any time? What work areas would be involved? Such broad access would be very disruptive and would likely create additional costs to the detriment of shareholders. Even if the Company could satisfy these requirements with respect to the restaurants it operates, it would not have the authority or the ability to implement and enforce these requirements with respect to the restaurants operated by its franchisees or licensees or any of the operations of its suppliers, distributors or subcontractors.

Since the Proposal is so inherently vague and indefinite that neither the shareholders nor the Company's directors would be able to determine what actions or measures the Proposal requires, it may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(3).

2. *The Proposal seeks to further a personal interest of the Proponent not shared by the Company's shareholders at large, and thus it may be excluded pursuant to Rules 14a-8(i)(4) and 14a-8(j).*

Rule 14a-8(i)(4) permits the omission of a stockholder proposal that deals with a matter that is designed to result in a benefit to a proponent and to further a proponent's personal interest that is not shared by the other shareholders at large. According to Securities Exchange Act Release No. 12999 (November 22, 1976), this rule was developed "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Similarly, in Securities Exchange Act Release No. 19135 (October 14, 1982), the Commission stated that allowing "a person to air or remedy some personal claim or grievance or to further some personal interest . . . is an abuse of the security holder proposal process, and the cost and time involved with dealing with these situations do a disservice to the interests of the issuer and its security holders at large."

Although the Company recognizes that an exclusion under Rule 14a-8(i)(4) may sometimes involve a subjective determination as to the proponent's intent, in this case the benefit to the Proponent is clear on the face of the Proposal. The Proponent "urge[s] the Board of Directors to adopt, implement and enforce a revised company-wide Code of Conduct," that, among other things, entitles workers to form and join trade unions and to bargain collectively.

According to the constitution and mission statement of the AFL-CIO, its purpose is to organize workers into unions, to recruit and train the next generation of labor organizers, and to create a broad understanding of the need to organize among its members, its leadership and unorganized workers. Further, at the AFL-CIO's 2005 convention, it resolved to "unite [its] energies and resources to help workers organize by mobilizing a larger, more active constituency in support of their fundamental freedom to form unions and bargain collectively to gain a voice at work . . . [and to] make the freedom to organize and bargain collectively an essential part of [its] political mobilization." In addition, the Farm Labor Organizing Committee (the "***FLOC***") is an affiliated member of the AFL-CIO, and the purpose of the FLOC is to organize agricultural workers, including many of the workers employed by the Company's suppliers, distributors and subcontractors. If the Proposal were to be implemented, the Proponent would receive a direct and immediate financial benefit in the form of an increased ability to unionize workers at the Company and the franchisees, licensees, suppliers, distributors and subcontractors of the Company. This benefit would accrue to the Proponent not as a result of its status as a shareholder of the Company, but rather as a result of its status as a labor organizer, and would not be shared by other of the Company's shareholders at large.

Omission of the Proposal is consistent with prior Staff positions permitting the exclusion, under Rule 14a-8(i)(4) and its predecessor Rule 14a-8(c)(4), of proposals in which the proponent has a personal interest that is not shared with other shareholders at large. *See General Electric Company*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 13 (January 9, 2006) (proposal relating to alleged criminal conduct and the Sarbanes-Oxley Act); *Morgan Stanley*, SEC No-Action Letter, 2004 SEC No-Act. LEXIS 59 (January 14, 2004) (proposal requesting adoption of a policy regarding the redress of grievances); *The Dow Chemical Company*, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 323 (March 5, 2003) (proposal requesting an investigation of the use of certain chemicals and effect on employees); *Union Pacific Corporation*, SEC No-Action Letter, 2000 SEC No-Act. LEXIS 75 (January 31, 2000) (proposal requesting that the company repeal a pension plan provision that was deemed detrimental to the proponents); *International Business Machines Corporation*, SEC No-Action Letter, 1998 SEC No-Act. LEXIS 66 (January 20, 1998) (proposal requesting that the company increase the minimum pension benefit to retirees, where the proponent was a retiree of the company); *General Electric Corporation*, SEC No-Action Letter, 1997 SEC No-Act. LEXIS 462 (January 29, 1997) (proposal requesting a review and report on activities in Northern Ireland, where proponent had been attempting to organize a plant for over seven years); *McDonald's Corporation*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 400 (March 23, 1992) (proposal that three-quarters of the Board of Directors be free of any potential conflicts of interest excluded because proponent franchisee had history of personal grievances with the corporation); and *McDonald's Corporation*, SEC No-Action Letter, 1991 SEC No-Act. LEXIS 492 (March 15, 1991) (proposal that corporation sell real property leased to franchisees excluded because of personal interest of proponent franchisee).

Accordingly, since the Proposal deals with a matter that is designed to result in a benefit to the Proponent and to further a personal interest that is not shared by the other shareholders at large, the Company believes that the Proposal may be excluded pursuant to Rule 14a-8(i)(4).

3. ***The Company lacks the power and authority to implement the Proposal, and thus it may be excluded pursuant to Rules 14a-8(i)(6) and 14a-8(j).***

Rule 14a-8(i)(6) provides that a proposal may be excluded "if the company would lack the power or authority to implement the proposal." The Proponent urges the Board of Directors of the Company to adopt, implement and enforce the Proposed Code of Conduct that would apply on a "company-wide" basis – which may include not only the Company and the McDonald's restaurants that it operates, but also the more than 22,000 McDonald's restaurants operated by franchisees and licensees – as well as to the Company's suppliers, distributors and subcontractors. As stated earlier, those parties are separate entities from the Company, and their employees are not employees of the Company. Accordingly, the Company does not have power or authority over the employment practices of its franchisees, licensees, suppliers and subcontractors. In fact, the Company does not even have direct working relationships with many of those parties. For example, the Company could not mandate that certain overtime policies, anti-discrimination policies or other workplace standards be implemented at all of the growers, harvesters, processors, packagers, shippers, distributors and subcontractors that service or supply products to the Company and its franchisees and licensees. Similarly, the Company could not mandate that those policies or standards be implemented by its franchisees or licensees with regard to their employees. Accordingly, the Company may properly exclude the Proposal from the 2007 Proxy Materials under Rule 14a-8(i)(6).

As stated earlier, the Company does not have a direct relationship with many of the parties the Proposal seeks to cover. Moreover, even the Company's ability to attempt to cause its franchisees, licensees, direct suppliers and distributors to change their employment practices to conform with the Proposed Code of Conduct would be severely limited. The Company's relationship with these third parties is only a contractual one, and in most cases the contracts are for extended periods of time. The Company would be required to renegotiate its existing contracts in order to add provisions related to these employment practices, and its ability to cause those parties to change their employment practices could not be assured. As a result of those renegotiations, the Company may also be required to give up certain rights under the applicable contracts, which could adversely affect the Company and its shareholders.

Further, staff guidance indicates that a company lacks the power and authority to implement a proposal if the proposal "is so vague and indefinite that [the company] would be unable to determine what actions should be taken." *International Business Machines Corp.* SEC No-Action Letter, 1992 SEC No-Act LEXIS 34 (January 14, 1992). As discussed in Section 2 above, the Proposal is so vague and indefinite that the Company would not be able to determine what actions or measures the Proposal requires for its employees. This problem would be even greater with regard to trying to implement and enforce the Proposed Code of Conduct with respect to the employees of its franchisees, licensees, suppliers, distributors and subcontractors over which the Company does not have power and authority.

The Proposal is also distinguishable from similar proposals denied no-action relief. In *The TJX Companies, Inc.*, SEC No-Action letter, 2002 SEC No-Act. LEXIS 580 (April 5, 2002), the company sought to omit a proposal that requested the board of directors commit to the implementation and of a code of conduct based on the ILO human rights standards and a program of outside, independent monitoring of compliance with those standards but was denied no-action relief. *See also Revlon, Inc.*, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 618 (April 5, 2002); and *The Stride Rite Corporation*, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 65. Unlike those proposals, the Proposal does not state how it should be enforced once it has been implemented, and thus is distinguishable.

4. ***The Proposal deals with a matter relating to the Company's ordinary business operations, and therefore the Company may properly exclude the Proposal from the 2007 Proxy Materials pursuant to Rules 14a-8(i)(7) and 14a-8(j).***

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the company's ordinary business operations. The policy underlying Rule 14a-8(i)(7) is that a corporation's management is responsible for ordinary business operations, and thus matters relating to those ordinary operations are not proper subjects for shareholder proposals. The staff has determined that proposals for the adoption of codes of ethics and conduct that would apply to relations between a company and its employees, customers, shareholders or the public may be excluded pursuant to Rule 14a-8(i)(7) because they relate to matters involving ordinary business operations. *See, e.g., Barnett Banks, Inc.*, SEC No-Action Letter, 1995 SEC No-Act. LEXIS 947 (December 18, 1995) (permitting exclusion of a proposal that a company prepare and issue a comprehensive code of ethics for public dissemination); *USX Corporation*, SEC No-Action Letter, 1995 SEC No-Act. LEXIS 1005 (December 28, 1995) (permitting exclusion of a proposal requesting that the board adopt and maintain a code of ethics); *McDonald's Corporation*, SEC No-Action letter, 1990 SEC No-Act. LEXIS 517 (March 19, 1990) (allowing exclusion of a proposal directed at the content and implementation of standards on such matters as the company's management, its employer/employee relations and its customer and business policies); and *Costco Warehouse Corporation*, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 817 (December 11, 2003) (permitting exclusion of a proposal requesting the board to develop a thorough code of ethics that would also address issues of bribery and corruption).

The Proposal, which requests that the Company's Board of Directors adopt, implement and enforce the Proposed Code of Conduct, infringes on management's core function of overseeing the Company's business practices with respect to its dealings with its employees. The Company, as part of its business dealings, has determined the appropriate policies and procedures to be followed in the conduct of its business, and, by the adoption and implementation of its policies, including the McDonald's Code of Conduct for Suppliers, a copy of which is attached as Annex C (the "***Code***"), has made that conduct a part of its ordinary business operations.

Although certain of the topics addressed by the Proposed Code of Conduct may touch on broader policy issues, these are interspersed with other matters that clearly relate to ordinary business matters that do not raise significant policy issues. Through its various requirements, the Proposal addresses not just prohibitions on forced labor, but also the rates and payment of employee wages; it seeks to dictate general employee relations between the Company and its employees as well as the relationship between growers, harvesters, processors, packagers, shippers, distributors, subcontractors, franchisees, licensees and their employees; it relates not just to the Company's operations, but also those of its suppliers, subcontractors, franchisees and licensees. An integral part of the daily conduct of ordinary business operations is the relationship between management and its employees. The negotiation of wages, hours and working conditions is a basic business issue faced by any employer. If shareholders were presented with this Proposal and if they adopted it, they would be interfering with the conduct and administration of the business by dictating day-to-day management of the Company's business as well as the day-to-day management of the business of the growers, harvesters, processors, packagers, shippers, distributors, subcontractors, franchisees and licensees that would be affected by the Proposed Code of Conduct. Accordingly, the Company may properly exclude the Proposal from its 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) and Rule 14a-8(j).

The Proposal is also distinguishable from similar proposals denied no-action relief because it relates generally to management's relations with its employees. The Proposal relates directly to the Company's employment policies and practices for its general workforce, as well as policies and practices for third party suppliers, distributors, subcontractors, franchisees and licensees.

5. ***The Company has substantially implemented the Proposal, and therefore the Company may properly exclude the Proposal from the 2007 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(j).***

Rule 14a-8(i)(10) authorizes a company to exclude a shareholder proposal from its proxy soliciting materials if the company has "substantially implemented" the action requested. According to the Commission, the exclusion provided in Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Securities Exchange Act Release No. 34-12598 (July 7, 1976). The staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company already has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. *See, e.g.*, *Telular Corp.*, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 798 (December 5, 2003); *Cisco Systems, Inc.*, SEC No-Action Letter, 2003 SEC No-Act. LEXIS 660 (August 11, 2003); *The Talbots, Inc.*, SEC No-Action Letter, 2002 SEC No-Act. LEXIS 560 (April 5, 2002); *The Gap, Inc.*, SEC No-Action Letter, 2001 SEC No-Act. LEXIS 391 (March 16, 2001).

Policies Relating to the Company's Employees. The Company believes that all employees deserve to be treated with dignity and respect. Moreover, the Company is committed to a policy of complying with the law wherever it does business and maintaining high standards of business conduct. As a result, the Company has established a well-respected record and reputation for business honesty and integrity. These principles apply globally, form the basis for the Company's own ethical business practices and are cornerstones to the Company's success.

The policies relating to the working conditions included in the Company's employment policies and practices, including its Standards of Business Conduct and People Principles, copies of which are attached as Annexes D and E, respectively (the "***Employee Policies***"), substantially implement the essential objectives of the Proposed Code of Conduct. Although no written code can provide rules for handling every ethical issue that might arise or incorporate all of the laws and policies that apply to the Company's worldwide business, the Standards of Business Conduct establish a foundation in the Company's core values, provide an orientation to ethical business conduct, offer guidance in a wide range of issue areas, and identify resources for questions and concerns. The Employee Policies that address the concerns of the Proposal include:

McDonald's Diversity, Equal Opportunity and Non-discrimination and Non-harassment Policies. The Company already has adopted written diversity, equal employment opportunity, and non-discrimination and non-harassment policies. Pursuant to its Standards of Business Conduct, the Company supports fundamental human rights for all people, will not employ underage children or forced laborers, prohibits physical punishment or abuse and complies with all employment laws in every market where it operates. Further, the Standards of Business Conduct states that each of the Company's employees throughout the world deserves to be treated with fairness, respect and dignity, that the Company's employees have the right to work in a place that is free from harassment, intimidation or abuse, sexual or otherwise and that verbal or physical conduct that demeans another, unreasonably interferes with another's work performance or creates an intimidating, hostile or offensive work environment will not be tolerated. In addition, through its People Principles, the Company welcomes the diverse ideas of its employees and their rights to freedom of expression. Together, these policies provide equal access to jobs, promotions, transfers, pay increases, training and development opportunities and all other terms and conditions of employment without regard to arbitrary considerations, including but not limited to race, color, sex, religion, national origin, age, disability, veteran's status, sexual orientation or other prohibited basis. These policies also specifically prohibit harassment of employees based on the outlined factors by managers, coworkers, customers, suppliers or vendors.

Child Labor. The Company does not employee underage children.

Compensation. The Company provides pay that is fair and competitive. In this regard, "competitive" is defined as at or above local market practices. Local and regional management are vigilant in their monitoring of local labor competition, aware of market pay and benefits, and are creative in their approach to competitive advantage. The Company's compensation philosophy aims to ensure that its local business units offer compensation packages that attract, motivate, reward and retain talented and engaged people who will deliver strong performance and help the Company achieve its business goals. Compensation is structured to foster improved performance and employee satisfaction. Employees receive consistent performance reviews and scheduled, timely merit increases.

Forced Labor. The Company does not utilize any form of corporal punishment and does not use any forced or other involuntary labor.

Reporting by the Company. The Company's periodic Corporate Responsibility Report provides information about many aspects of the Company's business, including its people, its relationship with suppliers, the environment and the communities it serves. The most recent report, published in August 2006, is attached as Annex F. Among other things, the 2006 report includes a discussion of key indicators to measure the Company's performance and progress as a socially responsible organization, including its people practices and its scope of influence as a large purchaser of food products and ingredients. The Company makes this report available to anyone requesting it. The current and previously issued reports are also available on the Company's website.

Policies Relating to Employees of the Company's Suppliers. The Company strongly believes that those suppliers who are approved to do business with the Company should share the Company's commitment to complying with the law wherever it does business, and to maintaining high standards of business conduct. Accordingly, the Company will refuse to approve or do business with those who do not uphold, in action as well as words, the same principles. For these reasons, the Company established the Code. Compliance with the Code is a standard contractual requirement for suppliers of product and is the responsibility of each individual supplier. Suppliers must ensure that their subcontractors comply with the Code for employees working on product supplied to the Company. Failure to comply with this policy is sufficient cause for the Company to exercise its right to terminate a supplier. In addition, it is a standard contractual requirement that the Company reserves the right to conduct periodic, unannounced inspections of suppliers and their facilities and business practices to verify compliance with these standards. The policies relating to the working conditions included in the Code substantially implement the essential objectives of the Proposed Code of Conduct. The Code's principles relating to employees of the Company's suppliers that address the concerns of the Proposal include:

Forced Labor. The Code expressly forbids the use of forced or other involuntary labor by a supplier. Likewise, the use of labor under any form of indentured servitude is prohibited. The Code also strictly forbids suppliers to utilize factories or production facilities that force work to be performed by unpaid or indentured laborers or those that must otherwise work against their will, nor can they contract for the production of products for the Company with subcontractors that utilize such practices.

Wages and Hours. The Code requires supplier employees working on product supplied to the Company to be fairly compensated and provided with wages and benefit that comply with applicable national and local laws. This includes appropriate compensation for overtime work and other premium pay situations required by applicable national and local laws. If local laws do not provide for overtime pay, suppliers are required to pay at least regular wages for overtime work.

Further, suppliers must ensure that all employees working on products supplied to the Company do so in compliance with all applicable national and local laws and with published industry standards pertaining to the number of hours and days worked. Such employees are to be provided with reasonable daily and weekly work schedules and adequate allowance is to be made for time off. The Code sets standards on maximum work weeks and provides for adequate time off.

Harassment; Rights of Workers. The Code expressly prohibits the use of physical punishment, confinement, threats of violence or other forms of physical, sexual, psychological or verbal harassment or abuse as a method of discipline or control.

Discrimination. The Code requires suppliers to implement a policy that conforms to local and national law prohibiting discrimination in hiring and employment practices on the ground of race, color, religion, sex, age, physical ability, national origin or any other applicable prohibited basis.

Child Labor. The Code strictly prohibits the use of child labor by suppliers. Suppliers are prohibited from using workers under the legal age of employment for the type of work in the country where the suppliers perform work for the Company.

Reporting and Inspections. Pursuant to the Code, it is a standard contractual requirement that each supplier shall designate one or more of its management staff to be responsible for monitoring their factories and production facilities, and the production facilities of their subcontractors used in production of products for the Company, for compliance with the standards set forth herein. Each supplier must conduct such monitoring no less frequently than on an annual basis. It is a standard contractual requirement that the Company reserves the right to conduct or have its designee conduct unannounced inspections of suppliers' and their business practices, records, facilities, and, where provided by supplier, housing accommodations, as well as private interviews with employees. Suppliers must keep all information necessary to document compliance with these standards readily accessible. Any supplier who refuses to allow such inspections or interviews, or who does not comply with these standards, is subject to immediate termination of its status as an approved supplier.

As indicated by these examples from the Employee Policies, the Code and the reporting mechanisms described above, the Company believes it has substantially implemented the Proposal. Even though the language of the Proposal differs from the Employee Policies and the Code, it is well-established in staff no-action letters that a company need not be compliant with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). Proposals need not be implemented precisely as presented in order to be omitted under Rule 14a-8(i)(10), and differences between a company's action and the proposal are permitted so long as a company's actions satisfactorily address the underlying concerns of the proposal. *See, e.g.*, *Masco Corporation*, SEC No-Action Letter, 1999 SEC No-Act. LEXIS 390 (March 29, 1999) (permitting exclusion of a proposal seeking the independence of directors on "substantially implemented" grounds after the company adopted a version of the proposal that included some slight modifications and a clarification as to one of the terms). As noted above, the Code and the Employee Policies substantially implement the Proposed Code of Conduct because they address the underlying concerns of the Proposed Code of Conduct, notwithstanding the differences between the Proposed Code of Conduct, the Code and the Employee Policies. Accordingly, the

Company has substantially implemented the Proposal, and may properly exclude the Proposal from the 2007 Proxy Materials pursuant to Rules 14a-8(i)(10) and 14a-8(j).

Conclusion

On the basis of the foregoing, the Company respectfully requests that the staff confirm that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company's 2007 Proxy Materials. Should the staff decide not to provide such confirmation, the Company respectfully requests that the undersigned be notified and given an opportunity to discuss that decision with the staff. We ask that the staff provides its response to the undersigned, via facsimile at 216-579-0212, and to McDonald's Corporation, attention of Gloria Santona, Executive Vice President, General Counsel and Secretary, via facsimile at 630-623-0497.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 216-586-7264.

Sincerely,

Lyle Ganske /rjo

Lyle G. Ganske

cc: Gloria Santona, McDonald's Corporation

ANNEX A

McDonald's Corporation - Human Rights Standards

Whereas, we believe McDonald's purchases significant amounts of produce, such as tomatoes, for its sandwiches and salads, and

Whereas, the United States Department of Justice has successfully prosecuted several cases of modern-day slavery in the U.S. agricultural industry since 1996, involving over 1,000 workers, (see, for example, *US v. Ramos; US v. Lee; US v. Flores; US v. Cuello; US v. Tecum*) and there is increasing public awareness and media coverage of the sweatshop conditions and abuses that many agricultural workers face, and

Whereas, we believe violations of human rights in McDonald's supply chain can lead to negative publicity, public protests, and a loss of consumer confidence that can have a negative impact on shareholder value, and

Whereas, McDonald's current Code of Conduct for suppliers is based heavily on compliance with the law ("McDonald's Code of Conduct for Suppliers, pages 2,3,4), and U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S.C. § 151 et seq.; portions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213), and

Whereas, other multi-national corporations, including other large produce purchasers, have implemented enforceable and meaningful codes of conduct for their supply chains based on international human rights standards, such as the International Labor Organization's ("ILO") standards, and

Whereas, in our opinion as shareholders, enforceable human rights codes of conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work and other conventions and are essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the shareholders urge the Board of Directors to adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and the following other relevant ILO conventions:

* Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (ILO Conventions 29 and 105);

* Workers are entitled to overtime pay when working more than 8 hours per day (ILO Convention 1);

* All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 11, 87, 98, 110);

* Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of this policy.

ANNEX B




WORK IN FREEDOM

Declaration

ILO Declaration on Fundamental Principles
and Rights at Work
86th Session, Geneva, June 1998

Whereas the ILO was founded in the conviction that social justice is essential to universal and lasting peace;

Whereas economic growth is essential but not sufficient to ensure equity, social progress and the eradication of poverty, confirming the need for the ILO to promote strong social policies, justice and democratic institutions;

Whereas the ILO should, now more than ever, draw upon all its standard-setting, technical cooperation and research resources in all its areas of competence, in particular employment, vocational training and working conditions, to ensure that, in the context of a global strategy for economic and social development, economic and social policies are mutually reinforcing components in order to create broad-based sustainable development;

Whereas the ILO should give special attention to the problems of persons with special social needs, particularly the unemployed and migrant workers, and mobilize and encourage international, regional and national efforts aimed at resolving their problems, and promote effective policies aimed at job creation;

Whereas, in seeking to maintain the link between social progress and economic growth, the guarantee of fundamental principles and rights at work is of particular significance in that it enables the persons concerned, to claim freely and on the basis of equality of opportunity, their fair share of the wealth which they have helped to generate, and to achieve fully their human potential;

Whereas the ILO is the constitutionally mandated international organization and the competent body to set and deal with international labour standards, and enjoys universal support and acknowledgement in promoting Fundamental Rights at Work as the expression of its constitutional principles;

Whereas it is urgent, in a situation of growing economic interdependence, to reaffirm the immutable nature of the fundamental principles and rights embodied in the Constitution of the Organization and to promote their universal application;

[TOP]

The International Labour Conference

1. Recalls:

(a) that in freely joining the ILO, all Members have endorsed the principles and rights set out in its Constitution and in the Declaration of Philadelphia, and have undertaken to work towards attaining the overall objectives of the Organization to the best of their resources and fully in line with their specific circumstances;

(b) that these principles and rights have been expressed and developed in the form of specific rights and obligations in Conventions recognized as fundamental both inside and outside the Organization.

2. Declares that all Members, even if they have not ratified the Conventions in question, have an obligation arising from the very fact of membership in the Organization to respect, to promote and to realize, in good faith and in accordance with the Constitution, the principles concerning the fundamental rights which are the subject of those Conventions, namely:

(a) freedom of association and the effective recognition of the right to collective bargaining;

(b) the elimination of all forms of forced or compulsory labour;

(c) the effective abolition of child labour; and

(d) the elimination of discrimination in respect of employment and occupation.

3. Recognizes the obligation on the Organization to assist its Members, in response to their established and expressed needs, in order to attain these objectives by making full use of its constitutional, operational and budgetary resources, including, by the mobilization of external resources and support, as well as by encouraging other international organizations with which the ILO has established relations, pursuant to article 12 of its Constitution, to support these efforts:

(a) by offering technical cooperation and advisory services to promote the ratification and implementation of the fundamental Conventions;

(b) by assisting those Members not yet in a position to ratify some or all of these Conventions in their efforts to respect, to promote and to realize the principles concerning fundamental rights which are the subject of these Conventions; and

(c) by helping the Members in their efforts to create a climate for economic and social development.

4. Decides that, to give full effect to this Declaration, a promotional follow-up, which is meaningful and effective, shall be implemented in accordance with the measures specified in the annex hereto, which shall be considered as an integral part of this Declaration.

5. Stresses that labour standards should not be used for protectionist trade purposes, and that nothing in this Declaration and its follow-up shall be invoked or otherwise used for such purposes; in addition, the comparative advantage of any country should in no way be called into question by this Declaration and its follow-up.

Click here for the Text of the Follow-up to the Declaration

[TOP]

For further information, please contact the InFocus Programme on Promoting the Declaration
at Tel +41.22.799.6329, Fax: +41.22.799.6561, or E-mail: declaration@ilo.org

C1 Hours of Work (Industry) Convention, 1919

Convention Limiting the Hours of Work in Industrial Undertakings to Eight in the Day and Forty-eight in the Week (Note: Date of coming into force: 13:06:1921.)
Convention:C001
Place:Washington
Session of the Conference:1
Date of adoption:28:11:1919
Subject classification: Hours of Work
Subject: **Working Time**
See the ratifications for this Convention

Display the document in: French Spanish
Status: Instrument subject to a request for information.

The General Conference of the International Labour Organisation,

Having been convened at Washington by the Government of the United States of America on the 29 th day of October 1919, and

Having decided upon the adoption of certain proposals with regard to the "application of the principle of the 8-hours day or of the 48-hours week", which is the first item in the agenda for the Washington meeting of the Conference, and

Having determined that these proposals shall take the form of an international Convention,

adopts the following Convention, which may be cited as the Hours of Work (Industry) Convention, 1919, for ratification by the Members of the International Labour Organisation, in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

1. For the purpose of this Convention, the term ***industrial undertaking*** includes particularly--

(a) mines, quarries, and other works for the extraction of minerals from the earth;

(b) industries in which articles are manufactured, altered, cleaned, repaired, ornamented, finished, adapted for sale, broken up or demolished, or in which materials are transformed; including shipbuilding and the generation, transformation, and transmission of electricity or motive power of any kind;

(c) construction, reconstruction, maintenance, repair, alteration, or demolition of any building, railway, tramway, harbour, dock, pier, canal, inland waterway, road, tunnel, bridge, viaduct, sewer, drain, well, telegraphic or telephonic installation, electrical undertaking, gas work, waterwork or other work of construction, as well as the preparation for or laying the foundations of any such work or structure;

(d) transport of passengers or goods by road, rail, sea or inland waterway, including the handling of goods at docks, quays, wharves or warehouses, but excluding transport by hand.

2. The provisions relative to transport by sea and on inland waterways shall be determined

by a special conference dealing with employment at sea and on inland waterways.

3. The competent authority in each country shall define the line of division which separates industry from commerce and agriculture.

Article 2

The working hours of persons employed in any public or private industrial undertaking or in any branch thereof, other than an undertaking in which only members of the same family are employed, shall not exceed eight in the day and forty-eight in the week, with the exceptions hereinafter provided for:

(a) the provisions of this Convention shall not apply to persons holding positions of supervision or management, nor to persons employed in a confidential capacity;

(b) where by law, custom, or agreement between employers' and workers' organisations, or, where no such organisations exist, between employers' and workers' representatives, the hours of work on one or more days of the week are less than eight, the limit of eight hours may be exceeded on the remaining days of the week by the sanction of the competent public authority, or by agreement between such organisations or representatives; provided, however, that in no case under the provisions of this paragraph shall the daily limit of eight hours be exceeded by more than one hour;

(c) where persons are employed in shifts it shall be permissible to employ persons in excess of eight hours in any one day and forty-eight hours in any one week, if the average number of hours over a period of three weeks or less does not exceed eight per day and forty-eight per week.

Article 3

The limit of hours of work prescribed in Article 2 may be exceeded in case of accident, actual or threatened, or in case of urgent work to be done to machinery or plant, or in case of "force majeure"; but only so far as may be necessary to avoid serious interference with the ordinary working of the undertaking.

Article 4

The limit of hours of work prescribed in Article 2 may also be exceeded in those processes which are required by reason of the nature of the process to be carried on continuously by a succession of shifts, subject to the condition that the working hours shall not exceed fifty-six in the week on the average. Such regulation of the hours of work shall in no case affect any rest days which may be secured by the national law to the workers in such processes in compensation for the weekly rest day.

Article 5

1. In exceptional cases where it is recognised that the provisions of Article 2 cannot be applied, but only in such cases, agreements between workers' and employers' organisations concerning the daily limit of work over a longer period of time may be given

the force of regulations, if the Government, to which these agreements shall be submitted, so decides.

2. The average number of hours worked per week, over the number of weeks covered by any such agreement, shall not exceed forty-eight.

Article 6

1. Regulations made by public authority shall determine for industrial undertakings--

(a) the permanent exceptions that may be allowed in preparatory or complementary work which must necessarily be carried on outside the limits laid down for the general working of an establishment, or for certain classes of workers whose work is essentially intermittent;

(b) the temporary exceptions that may be allowed, so that establishments may deal with exceptional cases of pressure of work.

2. These regulations shall be made only after consultation with the organisations of employers and workers concerned, if any such organisations exist. These regulations shall fix the maximum of additional hours in each instance, and the rate of pay for overtime shall not be less than one and one-quarter times the regular rate.

Article 7

1. Each Government shall communicate to the International Labour Office--

(a) a list of the processes which are classed as being necessarily continuous in character under Article 4;

(b) full information as to working of the agreements mentioned in Article 5; and

(c) full information concerning the regulations made under Article 6 and their application.

2. The International Labour Office shall make an annual report thereon to the General Conference of the International Labour Organisation.

Article 8

1. In order to facilitate the enforcement of the provisions of this Convention, every employer shall be required--

(a) to notify by means of the posting of notices in conspicuous places in the works or other suitable place, or by such other method as may be approved by the Government, the hours at which work begins and ends, and where work is carried on by shifts, the hours at which each shift begins and ends; these hours shall be so fixed that the duration of the work shall not exceed the limits prescribed by this Convention, and when so notified they shall not be changed except with such notice and in such manner as may be approved by the Government;

(b) to notify in the same way such rest intervals accorded during the period of work as are not reckoned as part of the working hours;

(c) to keep a record in the form prescribed by law or regulation in each country of all additional hours worked in pursuance of Articles 3 and 6 of this Convention.

2. It shall be made an offence against the law to employ any person outside the hours fixed in accordance with paragraph (a), or during the intervals fixed in accordance with paragraph (b).

Article 9

In the application of this Convention to Japan the following modifications and conditions shall obtain:

(a) the term "industrial undertaking" includes particularly--

the undertakings enumerated in paragraph (a) of Article 1;

the undertakings enumerated in paragraph (b) of Article 1, provided there are at least ten workers employed;

the undertakings enumerated in paragraph (c) of Article 1, in so far as these undertakings shall be defined as "factories" by the competent authority;

the undertakings enumerated in paragraph (d) of Article 1, except transport of passengers or goods by road, handling of goods at docks, quays, wharves, and warehouses, and transport by hand; and, regardless of the number of persons employed, such of the undertakings enumerated in paragraph (b) and (c) of Article 1 as may be declared by the competent authority either to be highly dangerous or to involve unhealthy processes.

(b) the actual working hours of persons of fifteen years of age or over in any public or private industrial undertaking, or in any branch thereof, shall not exceed fifty-seven in the week, except that in the raw-silk industry the limit may be sixty hours in the week;

(c) the actual working hours of persons under fifteen years of age in any public or private industrial undertaking, or in any branch thereof, and of all miners of whatever age engaged in underground work in the mines, shall in no case exceed forty-eight in the week;

(d) the limit of hours of work may be modified under the conditions provided for in Articles 2, 3, 4 and 5 of this Convention, but in no case shall the length of such modification bear to the length of the basic week a proportion greater than that which obtains in those Articles;

(e) a weekly rest period of twenty-four consecutive hours shall be allowed to all classes of workers;

(f) the provision in Japanese factory legislation limiting its application to places employing fifteen or more persons shall be amended so that such legislation shall apply to places employing ten or more persons;

(g) the provisions of the above paragraphs of this Article shall be brought into operation not later than 1 July 1922, except that the provisions of Article 4 as modified by paragraph (d) of this Article shall be brought into operation not later than 1 July 1923;

(h) the age of fifteen prescribed in paragraph (c) of this Article shall be raised, not later than 1 July 1925, to sixteen.

Article 10

In British India the principle of a sixty-hour week shall be adopted for all workers in the industries at present covered by the factory acts administered by the Government of India, in mines, and in such branches of railway work as shall be specified for this purpose by the competent authority. Any modification of this limitation made by the competent authority shall be subject to the provisions of Articles 6 and 7 of this Convention. In other respects the provisions of this Convention shall not apply to India, but further provisions limiting the hours of work in India shall be considered at a future meeting of the General Conference.

Article 11

The provisions of this Convention shall not apply to China, Persia, and Siam, but provisions limiting the hours of work in these countries shall be considered at a future meeting of the General Conference.

Article 12

In the application of this Convention to Greece, the date at which its provisions shall be brought into operation in accordance with Article 19 may be extended to not later than 1 July 1923, in the case of the following industrial undertakings:

(1) carbon-bisulphide works,

(2) acid works,

(3) tanneries,

(4) paper mills,

(5) printing works,

(6) sawmills,

(7) warehouses for the handling and preparation of tobacco,

(8) surface mining,

(9) foundries,

(10) lime works,

(11) dye works,

(12) glassworks (blowers),

(13) gas works (firemen),

(14) loading and unloading merchandise;

and to not later than 1 July 1924, in the case of the following industrial undertakings:

(1) mechanical industries: machine shops for engines, safes, scales, beds, tacks, shells (sporting), iron foundries, bronze foundries, tin shops, plating shops, manufactories of hydraulic apparatus;

(2) constructional industries: limekilns, cement works, plasterers' shops, tile yards, manufactories of bricks and pavements, potteries, marble yards, excavating and building work;

(3) textile industries: spinning and weaving mills of all kinds, except dye works;

(4) food industries: flour and grist-mills, bakeries, macaroni factories, manufactories of wines, alcohol, and drinks, oil works, breweries, manufactories of ice and carbonated drinks, manufactories of confectioners' products and chocolate, manufactories of sausages and preserves, slaughterhouses, and butcher shops;

(5) chemical industries: manufactories of synthetic colours, glassworks (except the blowers), manufactories of essence of turpentine and tartar, manufactories of oxygen and pharmaceutical products, manufactories of flaxseed oil, manufactories of glycerine, manufactories of calcium carbide, gas works (except the firemen);

(6) leather industries: shoe factories, manufactories of leather goods;

(7) paper and printing industries: manufactories of envelopes, record books, boxes, bags, bookbinding, lithographing, and zinc-engraving shops;

(8) clothing industries: clothing shops, underwear and trimmings, workshops for pressing, workshops for bed coverings, artificial flowers, feathers, and trimmings, hat and umbrella factories;

(9) woodworking industries: joiners' shops, coopers' sheds, wagon factories, manufactories of furniture and chairs, picture-framing establishments, brush and broom factories;

(10) electrical industries: power houses, shops for electrical installations;

(11) transportation by land: employees on railroads and street cars, firemen, drivers, and carters.

Article 13

In the application of this Convention to Rumania the date at which its provisions shall be brought into operation in accordance with Article 19 may be extended to not later than 1 July 1924.

Article 14

The operation of the provisions of this Convention may be suspended in any country by the Government in the event of war or other emergency endangering the national safety.

Article 15

The formal ratifications of this Convention, under the conditions set forth in the Constitution of the International Labour Organisation, shall be communicated to the Director-General of the International Labour Office for registration.

Article 16

1. Each Member of the International Labour Organisation which ratifies this Convention engages to apply it to its colonies, protectorates and possessions which are not fully self-governing--

a) except where owing to the local conditions its provisions are inapplicable; or

b) subject to such modifications as may be necessary to adapt its provisions to local conditions.

2. Each Member shall notify to the International Labour Office the action taken in respect of each of its colonies, protectorates, and possessions which are not fully self-governing.

Article 17

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour Organisation.

Article 18

This Convention shall come into force at the date on which such notification is issued by the Director-General of the International Labour Office, and it shall then be binding only upon those Members which have registered their ratifications with the International Labour Office. Thereafter this Convention will come into force for any other Member at the date on which its ratification is registered with the International Labour Office.

Article 19

Each Member which ratifies this Convention agrees to bring its provisions into operation not later than 1 July 1921, and to take such action as may be necessary to make these provisions effective.

Article 20

A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

Article 21

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 22

The French and English texts of this Convention shall both be authentic.

Cross references

C11 Right of Association (Agriculture) Convention, 1921

Convention concerning the Rights of Association and Combination of Agricultural Workers (Note: Date of coming into force: 11:05:1923.)
Convention:C011
Place:Geneva
Session of the Conference:3
Date of adoption:12:11:1921
Subject classification: Freedom of Association
Subject classification: Collective Bargaining and Agreements
Subject: **Freedom of Association, Collective Bargaining, and Industrial Relations**
See the ratifications for this Convention

Display the document in: French Spanish
Status: Other instrument

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Third Session on 25 October 1921, and

Having decided upon the adoption of certain proposals with regard to the rights of association and combination of agricultural workers, which is included in the fourth item of the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the following Convention, which may be cited as the Right of Association (Agriculture) Convention, 1921, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to secure to all those engaged in agriculture the same rights of association and combination as to industrial workers, and to repeal any statutory or other provisions restricting such rights in the case of those engaged in agriculture.

Article 2

The formal ratifications of this Convention, under the conditions set forth in the Constitution of the International Labour Organisation, shall be communicated to the Director-General of the International Labour Office for registration.

Article 3

1. This Convention shall come into force at the date on which the ratifications of two Members of the International Labour Organisation have been registered by the Director-General.

2. It shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

3. Thereafter, the Convention shall come into force for any member at the date on which

its ratification has been registered with the International Labour Office.

Article 4

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour Organisation. He shall likewise notify them of the registration of the ratifications which may be communicated subsequently by other Members of the Organisation.

Article 5

Subject to the provisions of Article 3, each Member which ratifies this Convention agrees to bring the provisions of Articles 1 into operation not later than 1 January 1924, and to take such action as may be necessary to make these provisions effective.

Article 6

Each Member of the International Labour Organisation which ratifies this Convention engages to apply it to its colonies, possessions and protectorates, in accordance with the provisions of Article 35 of the Constitution of the International Labour Organisation.

Article 7

A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

Article 8

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

The French and English texts of this Convention shall both be authentic.

Cross references

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

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For further information, please contact the International Labour Standards Department (NORMES) by email:

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C29 Forced Labour Convention, 1930

Convention concerning Forced or Compulsory Labour (Note: Date of coming into force: 01:05:1932.)
Convention:C029
Place:Geneva
Session of the Conference:14
Date of adoption:28:06:1930
Subject classification: Forced Labour
Subject: **Forced Labour**
See the ratifications for this Convention

Display the document in: French Spanish
Status: Up-to-date instrument This instrument is one of the fundamental conventions.

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fourteenth Session on 10 June 1930, and

Having decided upon the adoption of certain proposals with regard to forced or compulsory labour, which is included in the first item on the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts this twenty-eighth day of June of the year one thousand nine hundred and thirty the following Convention, which may be cited as the Forced Labour Convention, 1930, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress the use of forced or compulsory labour in all its forms within the shortest possible period.

2. With a view to this complete suppression, recourse to forced or compulsory labour may be had, during the transitional period, for public purposes only and as an exceptional measure, subject to the conditions and guarantees hereinafter provided.

3. At the expiration of a period of five years after the coming into force of this Convention, and when the Governing Body of the International Labour Office prepares the report provided for in Article 31 below, the said Governing Body shall consider the possibility of the suppression of forced or compulsory labour in all its forms without a further transitional period and the desirability of placing this question on the agenda of the Conference.

Article 2

1. For the purposes of this Convention the term ***forced or compulsory labour*** shall mean all work or service which is exacted from any person under the menace of any penalty and for which the said person has not offered himself voluntarily.

2. Nevertheless, for the purposes of this Convention, the term ***forced or compulsory labour*** shall not include--

(a) any work or service exacted in virtue of compulsory military service laws for work of a purely military character;

(b) any work or service which forms part of the normal civic obligations of the citizens of a fully self-governing country;

(c) any work or service exacted from any person as a consequence of a conviction in a court of law, provided that the said work or service is carried out under the supervision and control of a public authority and that the said person is not hired to or placed at the disposal of private individuals, companies or associations;

(d) any work or service exacted in cases of emergency, that is to say, in the event of war or of a calamity or threatened calamity, such as fire, flood, famine, earthquake, violent epidemic or epizootic diseases, invasion by animal, insect or vegetable pests, and in general any circumstance that would endanger the existence or the well-being of the whole or part of the population;

(e) minor communal services of a kind which, being performed by the members of the community in the direct interest of the said community, can therefore be considered as normal civic obligations incumbent upon the members of the community, provided that the members of the community or their direct representatives shall have the right to be consulted in regard to the need for such services.

Article 3

For the purposes of this Convention the term ***competent authority*** shall mean either an authority of the metropolitan country or the highest central authority in the territory concerned.

Article 4

1. The competent authority shall not impose or permit the imposition of forced or compulsory labour for the benefit of private individuals, companies or associations.

2. Where such forced or compulsory labour for the benefit of private individuals, companies or associations exists at the date on which a Member's ratification of this Convention is registered by the Director-General of the International Labour Office, the Member shall completely suppress such forced or compulsory labour from the date on which this Convention comes into force for that Member.

Article 5

1. No concession granted to private individuals, companies or associations shall involve any form of forced or compulsory labour for the production or the collection of products which such private individuals, companies or associations utilise or in which they trade.

2. Where concessions exist containing provisions involving such forced or compulsory labour, such provisions shall be rescinded as soon as possible, in order to comply with Article 1 of this Convention.

Article 6

Officials of the administration, even when they have the duty of encouraging the populations under their charge to engage in some form of labour, shall not put constraint upon the said populations or upon any individual members thereof to work for private individuals, companies or associations.

Article 7

1. Chiefs who do not exercise administrative functions shall not have recourse to forced or compulsory labour.

2. Chiefs who exercise administrative functions may, with the express permission of the competent authority, have recourse to forced or compulsory labour, subject to the provisions of Article 10 of this Convention.

3. Chiefs who are duly recognised and who do not receive adequate remuneration in other forms may have the enjoyment of personal services, subject to due regulation and provided that all necessary measures are taken to prevent abuses.

Article 8

1. The responsibility for every decision to have recourse to forced or compulsory labour shall rest with the highest civil authority in the territory concerned.

2. Nevertheless, that authority may delegate powers to the highest local authorities to exact forced or compulsory labour which does not involve the removal of the workers from their place of habitual residence. That authority may also delegate, for such periods and subject to such conditions as may be laid down in the regulations provided for in Article 23 of this Convention, powers to the highest local authorities to exact forced or compulsory labour which involves the removal of the workers from their place of habitual residence for the purpose of facilitating the movement of officials of the administration, when on duty, and for the transport of Government stores.

Article 9

Except as otherwise provided for in Article 10 of this Convention, any authority competent to exact forced or compulsory labour shall, before deciding to have recourse to such labour, satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do work or render the service;

(b) that the work or service is of present or imminent necessity;

(c) that it has been impossible to obtain voluntary labour for carrying out the work or rendering the service by the offer of rates of wages and conditions of labour not less favourable than those prevailing in the area concerned for similar work or service; and

(d) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work.

Article 10

1. Forced or compulsory labour exacted as a tax and forced or compulsory labour to which recourse is had for the execution of public works by chiefs who exercise administrative functions shall be progressively abolished.

2. Meanwhile, where forced or compulsory labour is exacted as a tax, and where recourse is had to forced or compulsory labour for the execution of public works by chiefs who exercise administrative functions, the authority concerned shall first satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;

(b) that the work or the service is of present or imminent necessity;

(c) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work;

(d) that the work or service will not entail the removal of the workers from their place of habitual residence;

(e) that the execution of the work or the rendering of the service will be directed in accordance with the exigencies of religion, social life and agriculture.

Article 11

1. Only adult able-bodied males who are of an apparent age of not less than 18 and not more than 45 years may be called upon for forced or compulsory labour. Except in respect of the kinds of labour provided for in Article 10 of this Convention, the following limitations and conditions shall apply:

(a) whenever possible prior determination by a medical officer appointed by the administration that the persons concerned are not suffering from any infectious or contagious disease and that they are physically fit for the work required and for the conditions under which it is to be carried out;

(b) exemption of school teachers and pupils and officials of the administration in general;

(c) the maintenance in each community of the number of adult able-bodied men indispensable for family and social life;

(d) respect for conjugal and family ties.

2. For the purposes of subparagraph (c) of the preceding paragraph, the regulations provided for in Article 23 of this Convention shall fix the proportion of the resident adult able-bodied males who may be taken at any one time for forced or compulsory labour,

provided always that this proportion shall in no case exceed 25 per cent. In fixing this proportion the competent authority shall take account of the density of the population, of its social and physical development, of the seasons, and of the work which must be done by the persons concerned on their own behalf in their locality, and, generally, shall have regard to the economic and social necessities of the normal life of the community concerned.

Article 12

1. The maximum period for which any person may be taken for forced or compulsory labour of all kinds in any one period of twelve months shall not exceed sixty days, including the time spent in going to and from the place of work.

2. Every person from whom forced or compulsory labour is exacted shall be furnished with a certificate indicating the periods of such labour which he has completed.

Article 13

1. The normal working hours of any person from whom forced or compulsory labour is exacted shall be the same as those prevailing in the case of voluntary labour, and the hours worked in excess of the normal working hours shall be remunerated at the rates prevailing in the case of overtime for voluntary labour.

2. A weekly day of rest shall be granted to all persons from whom forced or compulsory labour of any kind is exacted and this day shall coincide as far as possible with the day fixed by tradition or custom in the territories or regions concerned.

Article 14

1. With the exception of the forced or compulsory labour provided for in Article 10 of this Convention, forced or compulsory labour of all kinds shall be remunerated in cash at rates not less than those prevailing for similar kinds of work either in the district in which the labour is employed or in the district from which the labour is recruited, whichever may be the higher.

2. In the case of labour to which recourse is had by chiefs in the exercise of their administrative functions, payment of wages in accordance with the provisions of the preceding paragraph shall be introduced as soon as possible.

3. The wages shall be paid to each worker individually and not to his tribal chief or to any other authority.

4. For the purpose of payment of wages the days spent in travelling to and from the place of work shall be counted as working days.

5. Nothing in this Article shall prevent ordinary rations being given as a part of wages, such rations to be at least equivalent in value to the money payment they are taken to represent, but deductions from wages shall not be made either for the payment of taxes or for special food, clothing or accommodation supplied to a worker for the purpose of

maintaining him in a fit condition to carry on his work under the special conditions of any employment, or for the supply of tools.

Article 15

1. Any laws or regulations relating to workmen's compensation for accidents or sickness arising out of the employment of the worker and any laws or regulations providing compensation for the dependants of deceased or incapacitated workers which are or shall be in force in the territory concerned shall be equally applicable to persons from whom forced or compulsory labour is exacted and to voluntary workers.

2. In any case it shall be an obligation on any authority employing any worker on forced or compulsory labour to ensure the subsistence of any such worker who, by accident or sickness arising out of his employment, is rendered wholly or partially incapable of providing for himself, and to take measures to ensure the maintenance of any persons actually dependent upon such a worker in the event of his incapacity or decease arising out of his employment.

Article 16

1. Except in cases of special necessity, persons from whom forced or compulsory labour is exacted shall not be transferred to districts where the food and climate differ so considerably from those to which they have been accustomed as to endanger their health.

2. In no case shall the transfer of such workers be permitted unless all measures relating to hygiene and accommodation which are necessary to adapt such workers to the conditions and to safeguard their health can be strictly applied.

3. When such transfer cannot be avoided, measures of gradual habituation to the new conditions of diet and of climate shall be adopted on competent medical advice.

4. In cases where such workers are required to perform regular work to which they are not accustomed, measures shall be taken to ensure their habituation to it, especially as regards progressive training, the hours of work and the provision of rest intervals, and any increase or amelioration of diet which may be necessary.

Article 17

Before permitting recourse to forced or compulsory labour for works of construction or maintenance which entail the workers remaining at the workplaces for considerable periods, the competent authority shall satisfy itself--

(1) that all necessary measures are taken to safeguard the health of the workers and to guarantee the necessary medical care, and, in particular, (a) that the workers are medically examined before commencing the work and at fixed intervals during the period of service, (b) that there is an adequate medical staff, provided with the dispensaries, infirmaries, hospitals and equipment necessary to meet all requirements, and (c) that the sanitary conditions of the workplaces, the supply of drinking water, food, fuel, and cooking utensils, and, where necessary, of housing and clothing, are satisfactory;

(2) that definite arrangements are made to ensure the subsistence of the families of the workers, in particular by facilitating the remittance, by a safe method, of part of the wages to the family, at the request or with the consent of the workers;

(3) that the journeys of the workers to and from the workplaces are made at the expense and under the responsibility of the administration, which shall facilitate such journeys by making the fullest use of all available means of transport;

(4) that, in case of illness or accident causing incapacity to work of a certain duration, the worker is repatriated at the expense of the administration;

(5) that any worker who may wish to remain as a voluntary worker at the end of his period of forced or compulsory labour is permitted to do so without, for a period of two years, losing his right to repatriation free of expense to himself.

Article 18

1. Forced or compulsory labour for the transport of persons or goods, such as the labour of porters or boatmen, shall be abolished within the shortest possible period. Meanwhile the competent authority shall promulgate regulations determining, inter alia, (a) that such labour shall only be employed for the purpose of facilitating the movement of officials of the administration, when on duty, or for the transport of Government stores, or, in cases of very urgent necessity, the transport of persons other than officials, (b) that the workers so employed shall be medically certified to be physically fit, where medical examination is possible, and that where such medical examination is not practicable the person employing such workers shall be held responsible for ensuring that they are physically fit and not suffering from any infectious or contagious disease, (c) the maximum load which these workers may carry, (d) the maximum distance from their homes to which they may be taken, (e) the maximum number of days per month or other period for which they may be taken, including the days spent in returning to their homes, and (f) the persons entitled to demand this form of forced or compulsory labour and the extent to which they are entitled to demand it.

2. In fixing the maxima referred to under (c), (d) and (e) in the foregoing paragraph, the competent authority shall have regard to all relevant factors, including the physical development of the population from which the workers are recruited, the nature of the country through which they must travel and the climatic conditions.

3. The competent authority shall further provide that the normal daily journey of such workers shall not exceed a distance corresponding to an average working day of eight hours, it being understood that account shall be taken not only of the weight to be carried and the distance to be covered, but also of the nature of the road, the season and all other relevant factors, and that, where hours of journey in excess of the normal daily journey are exacted, they shall be remunerated at rates higher than the normal rates.

Article 19

1. The competent authority shall only authorise recourse to compulsory cultivation as a method of precaution against famine or a deficiency of food supplies and always under the condition that the food or produce shall remain the property of the individuals or the

community producing it.

2. Nothing in this Article shall be construed as abrogating the obligation on members of a community, where production is organised on a communal basis by virtue of law or custom and where the produce or any profit accruing from the sale thereof remain the property of the community, to perform the work demanded by the community by virtue of law or custom.

Article 20

Collective punishment laws under which a community may be punished for crimes committed by any of its members shall not contain provisions for forced or compulsory labour by the community as one of the methods of punishment.

Article 21

Forced or compulsory labour shall not be used for work underground in mines.

Article 22

The annual reports that Members which ratify this Convention agree to make to the International Labour Office, pursuant to the provisions of Article 22 of the Constitution of the International Labour Organisation, on the measures they have taken to give effect to the provisions of this Convention, shall contain as full information as possible, in respect of each territory concerned, regarding the extent to which recourse has been had to forced or compulsory labour in that territory, the purposes for which it has been employed, the sickness and death rates, hours of work, methods of payment of wages and rates of wages, and any other relevant information.

Article 23

1. To give effect to the provisions of this Convention the competent authority shall issue complete and precise regulations governing the use of forced or compulsory labour.

2. These regulations shall contain, inter alia, rules permitting any person from whom forced or compulsory labour is exacted to forward all complaints relative to the conditions of labour to the authorities and ensuring that such complaints will be examined and taken into consideration.

Article 24

Adequate measures shall in all cases be taken to ensure that the regulations governing the employment of forced or compulsory labour are strictly applied, either by extending the duties of any existing labour inspectorate which has been established for the inspection of voluntary labour to cover the inspection of forced or compulsory labour or in some other appropriate manner. Measures shall also be taken to ensure that the regulations are brought to the knowledge of persons from whom such labour is exacted.

Article 25

The illegal exaction of forced or compulsory labour shall be punishable as a penal offence, and it shall be an obligation on any Member ratifying this Convention to ensure that the penalties imposed by law are really adequate and are strictly enforced.

Article 26

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to apply it to the territories placed under its sovereignty, jurisdiction, protection, suzerainty, tutelage or authority, so far as it has the right to accept obligations affecting matters of internal jurisdiction; provided that, if such Member may desire to take advantage of the provisions of article 35 of the Constitution of the International Labour Organisation, it shall append to its ratification a declaration stating--

(1) the territories to which it intends to apply the provisions of this Convention without modification;

(2) the territories to which it intends to apply the provisions of this Convention with modifications, together with details of the said modifications;

(3) the territories in respect of which it reserves its decision.

2. The aforesaid declaration shall be deemed to be an integral part of the ratification and shall have the force of ratification. It shall be open to any Member, by a subsequent declaration, to cancel in whole or in part the reservations made, in pursuance of the provisions of subparagraphs (2) and (3) of this Article, in the original declaration.

Article 27

The formal ratifications of this Convention under the conditions set forth in the Constitution of the International Labour Organisation shall be communicated to the Director-General of the International Labour Office for registration.

Article 28

1. This Convention shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

2. It shall come into force twelve months after the date on which the ratifications of two Members of the International Labour Organisation have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which the ratification has been registered.

Article 29

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour

Organisation. He shall likewise notify them of the registration of ratifications which may be communicated subsequently by other Members of the Organisation.

Article 30

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of five years and, thereafter, may denounce this Convention at the expiration of each period of five years under the terms provided for in this Article.

Article 31

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 32

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, the ratification by a Member of the new revising Convention shall ipso jure involve denunciation of this Convention without any requirement of delay, notwithstanding the provisions of Article 30 above, if and when the new revising Convention shall have come into force.

2. As from the date of the coming into force of the new revising Convention, the present Convention shall cease to be open to ratification by the Members.

3. Nevertheless, this Convention shall remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising convention.

Article 33

The French and English texts of this Convention shall both be authentic.

Cross references

Constitution: 22:article 22 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

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For further information, please contact the International Labour Standards Department (NORMES) by email:
infonorm@ilo.org

C87 Freedom of Association and Protection of the Right to Organise Convention, 1948

Convention concerning Freedom of Association and Protection of the Right to Organise (Note: Date of coming into force: 04:07:1950.)
Convention:C087
Place:(San Francisco)
Session of the Conference:31
Date of adoption:09:07:1948
Subject classification: Freedom of Association
Subject classification: Collective Bargaining and Agreements
Subject: **Freedom of Association, Collective Bargaining, and Industrial Relations**
See the ratifications for this Convention

Display the document in: French Spanish
Status: Up-to-date instrument This instrument is one of the fundamental conventions.

The General Conference of the International Labour Organisation,

Having been convened at San Francisco by the Governing Body of the International Labour Office, and having met in its Thirty-first Session on 17 June 1948;

Having decided to adopt, in the form of a Convention, certain proposals concerning freedom of association and protection of the right to organise, which is the seventh item on the agenda of the session;

Considering that the Preamble to the Constitution of the International Labour Organisation declares "recognition of the principle of freedom of association" to be a means of improving conditions of labour and of establishing peace;

Considering that the Declaration of Philadelphia reaffirms that "freedom of expression and of association are essential to sustained progress";

Considering that the International Labour Conference, at its Thirtieth Session, unanimously adopted the principles which should form the basis for international regulation;

Considering that the General Assembly of the United Nations, at its Second Session, endorsed these principles and requested the International Labour Organisation to continue every effort in order that it may be possible to adopt one or several international Conventions;

adopts this ninth day of July of the year one thousand nine hundred and forty-eight the following Convention, which may be cited as the Freedom of Association and Protection of the Right to Organise Convention, 1948:

PART I. FREEDOM OF ASSOCIATION

Article 1

Each Member of the International Labour Organisation for which this Convention is in force undertakes to give effect to the following provisions.

Article 2

Workers and employers, without distinction whatsoever, shall have the right to establish and, subject only to the rules of the organisation concerned, to join organisations of their own choosing without previous authorisation.

Article 3

1. Workers' and employers' organisations shall have the right to draw up their constitutions and rules, to elect their representatives in full freedom, to organise their administration and activities and to formulate their programmes.

2. The public authorities shall refrain from any interference which would restrict this right or impede the lawful exercise thereof.

Article 4

Workers' and employers' organisations shall not be liable to be dissolved or suspended by administrative authority.

Article 5

Workers' and employers' organisations shall have the right to establish and join federations and confederations and any such organisation, federation or confederation shall have the right to affiliate with international organisations of workers and employers.

Article 6

The provisions of Articles 2, 3 and 4 hereof apply to federations and confederations of workers' and employers' organisations.

Article 7

The acquisition of legal personality by workers' and employers' organisations, federations and confederations shall not be made subject to conditions of such a character as to restrict the application of the provisions of Articles 2, 3 and 4 hereof.

Article 8

1. In exercising the rights provided for in this Convention workers and employers and their respective organisations, like other persons or organised collectivities, shall respect the law of the land.

2. The law of the land shall not be such as to impair, nor shall it be so applied as to impair, the guarantees provided for in this Convention.

Article 9

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of Article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 10

In this Convention the term ***organisation*** means any organisation of workers or of employers for furthering and defending the interests of workers or of employers.

PART II. PROTECTION OF THE RIGHT TO ORGANISE

Article 11

Each Member of the International Labour Organisation for which this Convention is in force undertakes to take all necessary and appropriate measures to ensure that workers and employers may exercise freely the right to organise.

PART III. MISCELLANEOUS PROVISIONS

Article 12

1. In respect of the territories referred to in Article 35 of the Constitution of the International Labour Organisation as amended by the Constitution of the International Labour Organisation Instrument of Amendment 1946, other than the territories referred to in paragraphs 4 and 5 of the said article as so amended, each Member of the Organisation which ratifies this Convention shall communicate to the Director-General of the International Labour Office with or as soon as possible after its ratification a declaration stating:

a) the territories in respect of which it undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservations made in its original declaration in virtue of subparagraphs (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 13

1. Where the subject-matter of this Convention is within the self-governing powers of any non-metropolitan territory, the Member responsible for the international relations of that territory may, in agreement with the government of the territory, communicate to the Director-General of the International Labour Office a declaration accepting on behalf of the territory the obligations of this Convention.

2. A declaration accepting the obligations of this Convention may be communicated to the Director-General of the International Labour Office:

a) by two or more Members of the Organisation in respect of any territory which is under their joint authority; or

b) by any international authority responsible for the administration of any territory, in virtue of the Charter of the United Nations or otherwise, in respect of any such territory.

3. Declarations communicated to the Director-General of the International Labour Office in accordance with the preceding paragraphs of this Article shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications it shall give details of the said modifications.

4. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

5. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

PART IV. FINAL PROVISIONS

Article 14

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 15

1. This Convention shall be binding only upon those Members of the International Labour

Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 16

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 17

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 18

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications, declarations and acts of denunciation registered by him in accordance with the provisions of the preceding articles.

Article 19

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 20

1. Should the Conference adopt a new Convention revising this Convention in whole or in

part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 16 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 21

The English and French versions of the text of this Convention are equally authoritative.

Cross references

CONSTITUTION:P:Preamble to the Constitution of the International Labour Organisation
Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

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C98 Right to Organise and Collective Bargaining Convention, 1949

Convention concerning the Application of the Principles of the Right to Organise and to Bargain Collectively (Note: Date of coming into force: 18:07:1951.)
Convention:C098
Place:Geneva
Session of the Conference:32
Date of adoption:01:07:1949
Subject classification: Freedom of Association
Subject classification: Collective Bargaining and Agreements
Subject: **Freedom of Association, Collective Bargaining, and Industrial Relations**
See the ratifications for this Convention

Display the document in: French Spanish
Status: Up-to-date instrument This instrument is one of the fundamental conventions.

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-second Session on 8 June 1949, and

Having decided upon the adoption of certain proposals concerning the application of the principles of the right to organise and to bargain collectively, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts this first day of July of the year one thousand nine hundred and forty-nine the following Convention, which may be cited as the Right to Organise and Collective Bargaining Convention, 1949:

Article 1

1. Workers shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment.

2. Such protection shall apply more particularly in respect of acts calculated to--

(a) make the employment of a worker subject to the condition that he shall not join a union or shall relinquish trade union membership;

(b) cause the dismissal of or otherwise prejudice a worker by reason of union membership or because of participation in union activities outside working hours or, with the consent of the employer, within working hours.

Article 2

1. Workers' and employers' organisations shall enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration.

2. In particular, acts which are designed to promote the establishment of workers' organisations under the domination of employers or employers' organisations, or to support workers' organisations by financial or other means, with the object of placing such

organisations under the control of employers or employers' organisations, shall be deemed to constitute acts of interference within the meaning of this Article.

Article 3

Machinery appropriate to national conditions shall be established, where necessary, for the purpose of ensuring respect for the right to organise as defined in the preceding Articles.

Article 4

Measures appropriate to national conditions shall be taken, where necessary, to encourage and promote the full development and utilisation of machinery for voluntary negotiation between employers or employers' organisations and workers' organisations, with a view to the regulation of terms and conditions of employment by means of collective agreements.

Article 5

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of Article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention..

Article 6

This Convention does not deal with the position of public servants engaged in the administration of the State, nor shall it be construed as prejudicing their rights or status in any way.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 9

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of Article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 10

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of Article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 11

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 12

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 13

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications, declarations and acts of denunciation registered by him in accordance with the provisions of the preceding articles.

Article 14

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 15

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides,

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 11 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force, this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 16

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

C105 Abolition of Forced Labour Convention, 1957

Convention concerning the Abolition of Forced Labour (Note: Date of coming into force: 17:01:1959.)
Convention:C105
Place:Geneva
Session of the Conference:40
Date of adoption:25:06:1957
Subject classification: Forced Labour
Subject: **Forced Labour**
See the ratifications for this Convention

Display the document in: French Spanish
Status: Up-to-date instrument This instrument is one of the fundamental conventions.

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fortieth Session on 5 June 1957, and

Having considered the question of forced labour, which is the fourth item on the agenda of the session, and

Having noted the provisions of the Forced Labour Convention, 1930, and

Having noted that the Slavery Convention, 1926, provides that all necessary measures shall be taken to prevent compulsory or forced labour from developing into conditions analogous to slavery and that the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery, 1956, provides for the complete abolition of debt bondage and serfdom, and

Having noted that the Protection of Wages Convention, 1949, provides that wages shall be paid regularly and prohibits methods of payment which deprive the worker of a genuine possibility of terminating his employment, and

Having decided upon the adoption of further proposals with regard to the abolition of certain forms of forced or compulsory labour constituting a violation of the rights of man referred to in the Charter of the United Nations and enunciated by the Universal Declaration of Human Rights, and

Having determined that these proposals shall take the form of an international Convention,

adopts this twenty-fifth day of June of the year one thousand nine hundred and fifty-seven the following Convention, which may be cited as the Abolition of Forced Labour Convention, 1957:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress and not to make use of any form of forced or compulsory labour--

(a) as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system;

(b) as a method of mobilising and using labour for purposes of economic development;

(c) as a means of labour discipline;

(d) as a punishment for having participated in strikes;

(e) as a means of racial, social, national or religious discrimination.

Article 2

Each Member of the International Labour Organisation which ratifies this Convention undertakes to take effective measures to secure the immediate and complete abolition of forced or compulsory labour as specified in Article 1 of this Convention.

Article 3

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 4

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 5

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 6

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 7

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 8

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 5 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 10

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C029 Forced Labour Convention, 1930
Conventions: C095 Protection of Wages Convention, 1949

ILO Home NORMES home ILOLEX home Universal Query NATLEX

For further information, please contact the International Labour Standards Department (NORMES) by email:
infonorm@ilo.org

C135 Workers' Representatives Convention, 1971

Convention concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking (Note: Date of coming into force: 30:06:1973.)
Convention:C135
Place:Geneva
Session of the Conference:56
Date of adoption:23:06:1971
Subject classification: Freedom of Association
Subject classification: Collective Bargaining and Agreements
Subject: **Freedom of Association, Collective Bargaining, and Industrial Relations**
See the ratifications for this Convention

Display the document in: French Spanish
Status: Up-to-date instrument subject to a request for information

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949, which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts this twenty-third day of June of the year one thousand nine hundred and seventy-one the following Convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1

Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2

1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the undertaking concerned.

Article 3

For the purpose of this Convention the term ***workers' representatives*** means persons who are recognised as such under national law or practice, whether they are--

(a) trade union representatives, namely, representatives designated or elected by trade unions or by members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4

National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5

Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6

Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as it may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C098 Right to Organise and Collective Bargaining Convention, 1949

ANNEX C

McDonald's Code of Conduct for Suppliers

McDonald's believes that all employees deserve to be treated with dignity and respect. In each and every aspect of the employment relationship, employers need to act towards their employees as they would themselves want to be treated. The 100% satisfaction of our internal customers – our employees – is essential to the 100% satisfaction of our external customers. Moreover, McDonald's is committed to a policy of complying with the law wherever it does business, and to maintaining high standards of business conduct. As a result, McDonald's has established a well-respected record and reputation for business honesty and integrity. These principles apply globally, form the basis for McDonald's own ethical business practices, and are cornerstones to McDonald's success.

McDonald's strongly believes that those suppliers who are approved to do business with the McDonald's System should follow the same philosophy, and, in the best interest of the System, McDonald's will refuse to approve or do business with those who do not uphold, in action as well as words, the same principles. McDonald's recognizes that its suppliers are independent businesses. Indeed, it honors that very independence because it provides strength to the relationship. Nonetheless, actions by those with whom McDonald's does business are sometimes attributed to McDonald's itself, affecting its reputation and the goodwill it has with its customers and others. It is only natural then that McDonald's expects its partners in business to act with the same level of honesty and integrity.

For these reasons, McDonald's has established the following policy. Compliance with this policy is required of all suppliers, and is the responsibility of each individual supplier. Suppliers shall ensure that their Subcontractors comply with this policy for employees working on product supplied to McDonald's. Failure to comply with this policy will be sufficient cause for McDonald's to exercise its right to revoke a supplier's approved status. McDonald's reserves the right, as a condition of continuation of approval, to conduct (or have its designee conduct) periodic, unannounced inspections of suppliers and their facilities and business practices to verify compliance with these standards.

COMPLIANCE WITH APPLICABLE LAWS AND STANDARDS

All business activities of McDonald's suppliers must conform to all applicable national and local legal requirements, customs, and published industry standards pertaining to employment and manufacturing. If statutory requirements and published industry standards conflict, suppliers must, at a minimum, be in compliance with the one which, by law, takes precedence.

EMPLOYMENT PRACTICES

Prison or Forced Labor: The use of prison or forced labor by a supplier is absolutely forbidden. Likewise, the use of labor under any form of indentured servitude is prohibited, as is the use of physical punishment, confinement, threats of violence or other forms of physical, sexual, psychological or verbal harassment or abuse as a method of discipline or control. Suppliers will not themselves utilize factories or production facilities that force work to be performed by unpaid or indentured laborers or those who must otherwise work against their will, nor shall they contract for the production of products for McDonald's with Subcontractors that utilize such practices or facilities.

Child Labor: The use of child labor by suppliers is strictly prohibited. Suppliers are prohibited from using workers under the legal age of employment for the type of work in the country where the suppliers performs work for McDonald's. If the country in which the supplier is doing business does not define "child" for purposes of minimum age of employment, the minimum age of employment shall be 15 years of age, and the employment of any individual in the production of products for McDonald's below that age shall be strictly prohibited. If local law allows the minimum age of employment to be 14 years of age or younger, the minimum age of employment shall be 14 years of age, and the employment of any individual in the production of products for McDonald's below that age shall be strictly prohibited. In either situation, minors between the ages of 14 and 16 may only be employed to work and only be permitted to work during periods of time when they are not required by law to attend school (except as may be permitted under apprenticeship or other similar programs in which the minor is lawfully participating).

Working Hours: Suppliers must ensure that all employees working on products supplied to McDonald's do so in compliance with all applicable national and local laws and with published industry standards pertaining to the number of hours and days worked. Such employees are to be provided with reasonable daily and weekly work schedules and adequate allowance is to be made for time off. Except in extraordinary business circumstances, employees will not be required to work more than either (a) the limits on regular and overtime hours allowed by local law; or (b) 60 hours per week, inclusive of overtime. Adequate time off shall be at least one day off per week, except in extraordinary business circumstances. In the event of conflict between a statute and a published industry standard pertaining to this issue, compliance must be with the one taking precedence under national law.

Compensation: Supplier employees working on product supplied to McDonald's must be fairly compensated and provided with wages and benefits that comply with applicable national and local laws. This includes appropriate compensation for overtime work and other premium pay situations required by applicable national and local laws. If local laws do not provide for overtime pay, suppliers will pay at least regular wages for overtime work.

Non-Discrimination: Suppliers shall implement a policy that conforms to local and national law prohibiting discrimination in hiring and employment practices on the ground of race, color, religion, sex, age, physical ability, national origin, or any other applicable prohibited basis.

Workplace Environment: Suppliers shall provide their employees with safe and healthy working and, where provided, living conditions. At a minimum, potable drinking water, adequate, clean restrooms, adequate ventilation, fire exits and essential safety equipment, an emergency aid kit, access to emergency medical care, and appropriately-lit work stations must be provided. In addition, facilities be constructed and maintained in accordance with the standards set by applicable codes and ordinances.

Notification to Employees: Suppliers shall notify employees of the terms of these standards and post the terms, on the supplier's letterhead and in the local language, in a prominent place accessible to all employees.

INSPECTIONS

By Suppliers: Each supplier shall designate one or more of its management staff to be responsible for monitoring their factories and production facilities, and the production facilities of their Subcontractors used in the production of products for McDonald's, for compliance with the standards set forth herein. Each supplier must conduct such monitoring no less frequently than on an annual basis.

By McDonald's: McDonald's reserves the right to conduct or have its designee conduct unannounced inspections of suppliers' and their business practices, records, facilities, and, where provided by supplier, housing accommodations, as well as private interviews with employees. Suppliers will keep all information necessary to document compliance with these standards readily accessible. Any supplier who refuses to allow such inspections or interviews, or who does not comply with these standards, is subject to immediate termination of its status as an approved supplier.

McDONALD'S CODE OF CONDUCT FOR SUPPLIERS

ACKNOWLEDGMENT PAGE

ACKNOWLEDGMENT OF TERMS

Accepted and agreed to on behalf of ______________________________, a supplier to McDonald's. I acknowledge that I am authorized to bind such company* to the terms herein.

______________	______________	______________
Signature	Print Name	Date
______________	______________	______________
Title	Phone Number	E-mail address

COMPANY ADDRESS: COUNTRY ______________

____

____

Executive Responsible for Social Compliance:

____

List all product(s) supplied to McDonald's System:

____

***Please attach a list of all supplier/manufacturing locations and their products or services represented by your signature.**

Please return this executed signature page to the McDonald's representative whose name appears below:

Social Accountability Department
2915 Jorie Blvd, Dept. 061
Oak Brook, IL 60523 U.S.A.

***Please attach a business card of the individual who has signed above.**

ANNEX D

Standards of Business Conduct

The Promise of the Golden Arches


McDonald's
The basis for our entire business is that we are ethical, truthful and dependable.

"The basis for our entire business is that we are ethical, truthful and dependable. It takes time to build a reputation. We are not promoters. We are business people with a solid, permanent, constructive ethical program that will be in style... years from now even more than it is today."

—Ray Kroc, 1958



Dear Fellow McDonald's employee,

"The basis for our entire business is that we are ethical, truthful and dependable." Almost 50 years ago, Ray Kroc thought this would still be important today. He was right. Honesty and integrity are at the heart of QSC&V and our success. And they always will be.

Years ago, our *Standards of Business Conduct* could have been as simple as "We are ethical, truthful and dependable." Today, we operate in an environment of complex laws and regulations, and many expectations of how we should conduct business. The *Standards of Business Conduct* provide guidance for many of the most complicated areas we face.

Our *Standards* are important. They provide basic guidance, but are not a substitute for communicating openly. Each of us is responsible for straight talk—asking questions and raising issues, even when doing so might be difficult.

Personal accountability extends to everything we do at McDonald's. Accepting personal responsibility for always choosing the right path is the true essence of our *Standards*. Each of us, from the crew room to the boardroom, is an ambassador for McDonald's in all that we say and all that we do.

The McDonald's name is trusted and respected around the world. Your commitment to doing what is right keeps the shine on the Arches worldwide. Thank you.

Sincerely,

Jim

James Skinner
Chief Executive Officer

TABLE OF CONTENTS

The relationship that exists between McDonald's and each of its employees is employment at will. This means that either party to the employment relationship may terminate the relationship at any time for any reason, with or without cause or prior notice. Nothing in the *Standards of Business Conduct* changes the nature of the employment-at-will relationship or creates any contractual rights between McDonald's, its employees or any other third party. McDonald's reserves the right to determine how the *Standards* apply to any particular situation, and to amend or modify the *Standards* as it deems appropriate without prior notice, consultation or agreement.

INTRODUCTION

The Standards of Business Conduct

These *Standards of Business Conduct* are a guide to the ethical and legal responsibilities we share as members of the McDonald's work family. This is not a complete rulebook that addresses every ethical issue that might arise. It is not a summary of all laws and policies that apply to McDonald's business. It is not a contract. And it does not replace good judgment. Rather, the *Standards of Business Conduct* give us guidance and direct us to resources to help us make the right decisions.

Management commitment

McDonald's management is committed to living up to high standards of ethical behavior. The McDonald's Board of Directors oversees the Company's adherence to ethical and legal standards. To help our employees throughout the System live up to our *Standards of Business Conduct*, McDonald's has established the Corporate Compliance Office. This office is responsible for overseeing the implementation of, and compliance with, McDonald's standards and policies.

Keeping the shine on our Arches

No policy, booklet, committee or compliance office can guarantee good, ethical behavior. Only each one of us can. It is up to every person who is a part of McDonald's to keep our good name shining by doing the right things the right way.

PERSONAL ACCOUNTABILITY

Our success depends on each of us accepting personal responsibility for doing the right thing.

We Accept Personal Accountability

We each accept personal responsibility for doing the right thing. We accept the obligation to stop or prevent actions that could harm customers, the System or our reputation — and to report any such actions as soon as they occur. We deliver on our promises.

Employees who violate the law or the *Standards of Business Conduct* are subject to disciplinary action, up to and including termination.

In the extremely unlikely event that a waiver of the *Standards of Business Conduct* for executive officers would be in the best interests of the Company, it must be approved by the Audit Committee of the Board of Directors and promptly disclosed to Shareholders.

We Communicate Openly/ Business Integrity Line

We speak honestly and openly and listen for understanding. We raise questions or issues, even if they are difficult, either with our direct supervisor, another member of management, or, where appropriate, the McDonald's Business Integrity Line. The Business Integrity Line is a telephone line reserved specifically for employee calls on ethics and compliance issues.

The McDonald's Business Integrity Line is staffed 24 hours a day, seven days a week by an outside firm experienced in handling sensitive calls. Phone 800-261-9827 within the United States. Reverse charges if outside the U.S. Interpreters are available.

If you know of any violation of the *Standards of Business Conduct* or of any applicable law, you must report the violation immediately to the McDonald's Business Integrity Line or the Corporate Compliance Office.

Callers may call anonymously, and no attempt will be made to identify them. Anonymous callers should know, however, that it is often more difficult to appropriately follow up on issues raised anonymously. McDonald's — and all supervisory personnel — will not allow any form of retaliation against an employee who raises a concern or asks a question in good faith. Persons who retaliate will be subject to discipline, up to and including termination of employment.

We Act in the Best Interest of the System

We act for the long-term benefit of our customers and the McDonald's System — owner/operators, employees and suppliers — never for personal gain or to favor family or friends. Each of us must avoid any situation in which our personal or financial interests might cause our loyalties to be divided. Even the appearance of a conflict of interest that might cause others to doubt our fairness or integrity must be avoided.

Outside Investments

Employees may not own, either directly or indirectly, a substantial interest in any business entity that does or seeks to do business with, or is in competition with McDonald's, without written approval of the Corporate Compliance Office. As a guide, "substantial interest" is an ownership interest greater than 5% of the total net worth of the employee and immediate family members, or greater than 1% of the outstanding equity securities for investments in a public company. Exceptions to this rule are investments in mutual funds or managed accounts where employees exercise no discretion as to the choice of investment. Employees are also prohibited from taking for themselves business or investment opportunities that are discovered through the use of corporate property, information or position. This includes directly or indirectly buying, leasing or otherwise acquiring rights to any property or materials if the employees believe that McDonald's may also be interested in pursuing such opportunity.

Under no circumstances may employees make personal investments in an enterprise if the investment may affect or appear to affect the employee's judgment with respect to business decisions with that enterprise. While employees should be mindful of potential conflicts that may arise in investments in private and public companies, employees must also be sensitive to any insider trading issues that may be associated with investments in public companies. (See "Inside Information and Securities Trading" on page 12 of this *Standards* booklet for more information).



REPORTING CONCERNS
Employee has an ethics or compliance question or concern
Employee speaks with the direct supervisor or other appropriate manager
If not resolved
Employee calls the Business Integrity Line 1-800-261-9827
If a question
If reporting a concern
Corporate Compliance Office provides guidance
Corporate Compliance Office assigns ID# for confidentiality & initiates an investigation if necessary
Employee makes an informed decision
Issue is resolved

Outside Employment/Other Business Arrangements

Employees have a primary duty to advance McDonald's interests. Outside employment or other business arrangements must not interfere with this obligation. No McDonald's employee may ever be in a situation where he or she is receiving compensation from a supplier or business entity with whom he or she is conducting business on behalf of McDonald's.

Doing Business with Family and Friends

A conflict of interest may arise when doing business with or competing with organizations that employ family members or close personal friends, or in which such individuals have an interest.

Communicating Potential Conflicts of Interest to McDonald's

Any actual or potential conflict of interest situation must be promptly disclosed to and approved by the Corporate Compliance Office.

STOP AND REFLECT

Is it legal?

Is it right?

Will customers, co-workers, friends and family approve?

Will I feel good about my decision tomorrow?

If the answer to all these questions is "yes" — then you are on the right track.


OUR COMMITMENT TO
EMPLOYEES

We value our people, their growth and their contributions.

Human Rights and the Law

We support fundamental human rights for all people. We will not employ underage children or forced laborers. We prohibit physical punishment or abuse. We comply with all employment laws in every market where we operate.

Respect and Dignity

Each of our employees throughout the world deserves to be treated with fairness, respect and dignity. We provide equal opportunity for employees and applicants.

McDonald's employees have the right to work in a place that is free from harassment, intimidation or abuse, sexual or otherwise. Verbal or physical conduct that demeans another, unreasonably interferes with another's work performance or creates an intimidating, hostile or offensive work environment will not be tolerated.

Health and Safety

We are committed to provide a safe and healthy working environment. We ask all employees to abide by all safety rules and practices and to take the necessary precautions to protect themselves and their co-workers. This includes reporting to work free from the influence of any illegal or controlled substance (except medically prescribed drugs) that could prevent one from conducting work activities safely and effectively. For everyone's safety, employees must immediately report accidents and unsafe practices or conditions to their immediate supervisors.


WALKING
THE TALK
"We are representing
the McDonald's brand every
single day and with every
word, every message that we
give to our customers—and
to our fellow employees."
—McDonald's employee



Our Commitment to Customers

We will deliver an exceptional McDonald's eating experience, starting always with QSC&V, to every customer, every time.

Cleanliness and Safety

Clean restaurants. Great tasting and safe food. Child-friendly Happy Meal toys. These have long been hallmarks of McDonald's, and fundamental to our brand promise. We have a comprehensive and strict program in place to ensure that all of our food, toys and promotional items are safe, and meet or surpass all government requirements. It is the most fundamental responsibility of every McDonald's employee to follow all applicable safety and hygiene policies and procedures, and to report immediately any potential product or facility safety problem to management.

Marketing

Our brand promise begins even before our customers enter our restaurants, with advertising and marketing that is truthful, tasteful and worthy of one of the world's most well-known retail brands.

Fair Competition and Antitrust

Most of the countries in which we operate around the world have fair competition or antitrust laws in place to safeguard the rights of consumers to the best products at the best prices. McDonald's supports and complies with these laws. These laws generally prohibit, among other things:

- Entering into any formal or informal agreement or understanding with competitors that fixes, controls or affects prices, products, terms of sale, costs, profits or profit margins, markets or market share, or distribution practices.
- Agreements or understandings with competitors to allocate customers or products, to boycott suppliers or persons with whom they would otherwise transact business, or to bid or not to bid on business generally.

Competition laws also govern our relationships with suppliers and owner/operators. Employees who work with supplier councils, local advertising cooperatives or OPNAD (Operators National Advertising Fund) should consult the Legal Department about antitrust issues. It is the responsibility of any individual who has a question about these issues or any other discussion, decision or action that has potential antitrust implications to consult with the Legal Department before such action has taken place.

MAKING ALL PEOPLE FEEL SPECIAL

Many customers take the time to call or write McDonald's Corporate Headquarters to describe how a special McDonald's employee has gone out of his or her way to lend a hand and make the customer feel special. Here are a few excerpts illustrating how McDonald's employees live QSC&V every day.

"I left my purse in the restroom. Jeff shipped back my purse—and all my cash and credit cards were still there."

"I was outside the restaurant when my wheelchair died. Hassan pushed me back to my apartment."

"I appreciate how the manager at the McDonald's in my town collects Disney toys for a little girl with cancer."

"My car broke down far from home. Judy helped my family get a hotel, then drove us there and contacted a church to get us further assistance."

"I like the way Leslie goes out of her way to make customers laugh. She is phenomenal."



Our Commitment to Business Partners & Competitors

Our owner/operators, employees and suppliers must work together to provide the world's best quick service restaurant experience, and to keep the shine on the Arches.

Owner/Operator Relationships

We built our great System by helping owner/operators achieve prosperity in a positive business relationship with McDonald's. We did this by treating them with fairness and honesty, through good times and difficult ones. Treating our owner/operators right continues to be a key to our success, and is the responsibility of all employees.



Supplier Relationships

As a supplier to the first McDonald's, Ray Kroc knew the importance of building strong relationships with suppliers. We still do. We treat our suppliers honestly and fairly. We expect our suppliers to treat us similarly, and will regularly review our supply chain to make sure our suppliers live up to our *Code of Conduct for Suppliers.*

Sharing Information

Our suppliers and owner/operators entrust us with confidential information, which we may not disclose without their written permission. We will not use any illegal methods to gather information about other companies. We respect the proprietary rights of others, including patents, copyrights and trademarks. Stealing trade secret information, or persuading past or present employees of other companies to disclose trade secrets, is prohibited.

We will protect employee information and restrict it solely to those with a need to know for legitimate business purposes.

Competitor Relationships

We respect the rights of competitors, and we will act fairly toward them in the marketplace. We will strive for competitive advantages through superior research, marketing, execution, quality and service, never through unethical or questionable business practices. We do not engage in unfair or illegal trade practices.

Gifts, Favors & Business Entertainment

We will not pay bribes, or provide anything of value in order to influence or appear to influence the judgment or actions of another. We exercise good judgment and moderation in providing business gifts or entertainment. We respect the policies of the recipient's organization.

The purpose of business gifts and entertainment in a commercial setting is to create goodwill and sound working relationships, not to gain unfair advantage with customers. No gift, entertainment or other personal benefits should be offered, given, provided or accepted by any Company employee, family member of an employee or agent unless it:

1. is not cash,
2. is consistent with customary business practices,
3. is not excessive in value,
4. cannot be construed as a bribe or payoff, and
5. does not violate any laws or regulations.

Please discuss with your supervisor any gifts, proposed gifts or other personal benefits which you are not certain are appropriate. If there are circumstances where it would be embarrassing to refuse a gift or other personal benefits, accept the gift or personal benefit, and advise your supervisor who will determine what you should do with it.


AMBASSADORS FOR MCDONALD'S
"You know, there's like a million and a half people that work for McDonald's around the world, so everybody has to work hard at doing their part to keep the culture of playing by the rules, of integrity, of all the other things the Arches stand for... everybody has their responsibility to be ambassadors for McDonald's goodwill."
—McDonald's employee in focus group

Our Commitment to Shareholders

Our shareholders are entitled to an attractive return on their investments, and we have an obligation to manage the business in their long-term best interest.

Corporate Governance and Internal Controls

We believe that effective corporate governance begins with a strong Board of Directors, able to make independent decisions on behalf of all shareholders. We will take all appropriate steps to support such a Board. We have a system of internal controls and reporting mechanisms, and an independent outside auditor, designed to protect the assets and operations of the Company and to provide management and the Board with accurate, honest and timely information. Employees are required to live up to the letter and spirit of our system of internal controls, and to cooperate fully with any audit or investigation.

Protecting Company Assets

It is the job of all McDonald's employees to safeguard Company assets, including our most valuable asset, our brand. To the world, each of our actions represents McDonald's, so we must do our best at all times to live up to our reputation. The improper use of the McDonald's name, trademarks or other intellectual property is prohibited.

All assets, including financial assets, vehicles, office supplies, equipment, computer software, telephone and internet services, voice mail and e-mail may only be used for purposes authorized by management. Company computers or networks may only be used in accordance with Company policy, and may never be used to access, receive or transmit material that is illegal.

Do not loan, borrow, donate, sell or dispose of any Company property unless specifically authorized by the officer-in-charge. Employees may not use Company property, information or position for personal gain. Any act that involves theft, fraud, embezzlement, or misappropriation of any property is also prohibited.

Confidential Information

Information is a valuable asset. Confidential information must not be disclosed to anyone outside of McDonald's and should not be discussed with McDonald's employees who do not have a business need to know this information. Confidential information may include, for example, unpublished sales and financial information, major Company changes, product or operating formulas and methods, marketing and real estate plans, research results, employee data and information about relationships with suppliers, franchisees and others. Any information that could be helpful to competitors or harmful to the McDonald's System if publicly disclosed should be treated as confidential.

Take precautions against accidentally disclosing confidential information. For example, mark it appropriately, never discuss it in public places, never send it through e-mail unless appropriate precautions have been taken, and keep your laptops secured. The obligation to protect McDonald's confidential information continues even after employment ends.

OUR GREATEST ASSET

"People look at our brand and look at our company and they know what we stand for.

They know that we're an honest company, that we have essential integrity of our people, that we do the right thing and they trust us and they honor us for that and that's a tremendous asset.

It's the greatest asset that we can have."

—McDonald's employee in focus group

Inside Information and Securities Trading

Information that has not been made available to the public and that a reasonable person would consider important in making an investment decision is commonly called inside information. Inside information includes information that relates to other public companies' stock. Examples of inside information would be significant upward or downward revisions to earnings forecasts, significant restructurings, management changes and important product or litigation developments. It is illegal to buy or sell securities of any company, including McDonald's, based on inside information. It is also illegal to inform others about inside information, or to make stock buying or selling recommendations to others based on such information.


McDonald's
DRIVE-THRU

Business Records and Communications

Shareholders count on McDonald's to provide honest and accurate information and to make responsible business decisions based on reliable records. All financial books, records and accounts must accurately reflect transactions and events, and conform both to generally accepted accounting principles and to McDonald's system of internal controls. Undisclosed or unrecorded funds, assets or liabilities are not allowed. It is never acceptable to make false claims on an expense report or time sheet, to falsify quality or safety results, to record false sales or record them early, to understate or overstate known liabilities and assets, to maintain undisclosed or unrecorded funds or "off the book" assets, or to defer recording items that should be expensed. No entry may be made that intentionally hides or disguises the true nature of any transaction.

Almost all business records — including e-mail and computer records — may become subject to public disclosure in the course of litigation or governmental investigations. Records are also often obtained by outside parties or the media. Employees should therefore be clear, concise, truthful and accurate when recording any information. Avoid exaggeration, colorful language, guesswork, legal conclusions, and derogatory characterizations of people and their motives.

Documents should be retained in accordance with our document retention policy. Contact the Legal Department if there is any doubt about the appropriateness of document retention or destruction.



DOING WHAT'S RIGHT
"The Standards are words. They only come to life when each of us as an employee of McDonald's accepts personal responsibility for always doing what's right."
—Jim Cantalupo

Our Commitment to Communities

We are a local business. This is a great strength and a great responsibility. We must be leaders in social responsibility, and have a positive influence on our neighborhoods, people and the environment.

The Letter and Spirit of the Law

Our first and most fundamental obligation in every country and community where we do business is to obey the letter and spirit of the law. This applies both to McDonald's employees and to third parties acting on behalf of our Company.

Almost every country in the world prohibits making payments or offers of anything of value to government officials, political parties or candidates in order to obtain or retain business. Commissions or fees paid to dealers, distributors, agents, finders or consultants must not be used as a bribe or kickback.

Many laws govern the conduct of business across borders. Among these are laws that:

- make sure that transactions are not being used for money laundering;
- ensure that companies do not cooperate in any way with unsanctioned boycotts;
- restrict trade with certain countries; and
- prohibit dealings that could aid terrorists or organizations that support terrorists.

Any employee who has a concern about any legal issue is responsible for consulting with the Legal Department before any potentially illegal acts have taken place.

Political Activities

Generally, McDonald's and its global majority-owned subsidiaries do not make political contributions. In appropriate circumstances, however, such contributions may be made with the prior written approval of the Vice President for Government Relations. Employees have a constitutionally protected right to support political candidates and issues of their choosing. While engaged in such activities, employees must at all times make clear that their views and actions are their own, and not those of McDonald's.

Government Inquiries

McDonald's cooperates with government agencies and authorities. All requests for information other than what is provided on a routine basis should be forwarded to the Legal Department immediately in order to respond appropriately to any such request.

All information provided should be truthful and accurate. Never mislead any investigator, and never alter or destroy documents or records in response to an investigation.

Environment

McDonald's — and every McDonald's employee — has a responsibility to protect the environment for future generations. We are determined to analyze every aspect of our business in terms of its impact on the environment and to take actions beyond what is expected if they hold the prospect of leaving future generations an environmentally sound world. We will work to conserve and protect natural resources, encourage environmental values and practices, effectively manage solid waste, and ensure accountability procedures for all our operations.

Communicating with the Public

When McDonald's provides information to the news media, securities analysts and stockholders, we have an obligation to accurately and completely communicate the facts. To ensure accuracy and completeness, employees receiving inquiries regarding McDonald's activities, results, plans or its position on public issues must refer the request to Communications, or the department for your area that deals with public issues. This applies to all public statements, including those made on Internet bulletin boards and chat rooms.

If with the consent of Communications you answer a question from a public source, be sure to stay within your level of knowledge and get help to answer questions you may not be sure about.

GIVING BACK

McDonald's is widely known for giving back to the community. We provide jobs for hundreds of thousands of people around the world—including the first on-the-job training for many thousands of young people each year. Our Company, employees and owner/operators donate millions of dollars and thousands of hours to worthwhile charities around the world including Ronald McDonald House Charities. McDonald's provides free use of its facilities, equipment and materials and limited services to Ronald McDonald House Charities. This helps to defray certain costs that the Charities would otherwise incur to conduct special fundraising events, program services, general fundraising and management and general expenditures.

Giving back to our communities is the right thing to do — and good business. It helps us better understand our customers, and helps the community to know us as well.

ADDITIONAL RESOURCES

Each of us must personally stand for these values, but still, we are stronger when acting together in our goal of upholding them. Get support if you need it. These resources are a good place to start.

People/your extended team

- Your supervisor
- Another member of management
- Your officer-in-charge
- Human Resources
- Legal Department
- Internal Audit
- Business Integrity Line **1-800-261-9827**
- Employee Assistant Programs (EAP)

Policies/your extended information network

Copies of these policies are available through McDonald's website or AccessMCD:

- Code of Conduct for Suppliers
- Document Retention Policy
- Corporate Electronic Communications Policy
- Protecting McDonald's Information
- Human Resource Operating Guidelines
- Area Policies

Your area may have additional policies that also serve as resources.

McDonald's Corporate Compliance Office
business.integrity@us.mcd.com
630-623-3522
800-261-9827
P.O. Box 4567
Oak Brook, IL 60522-4567
Fax: 630-623-7125

Copies of McDonald's Standards of Business Conduct may be obtained from the Human Resources or Legal Department for your area or through the Corporate Compliance Office.

ANNEX E


Learning for Life
People Principles
2006 Worldwide Corporate Responsibility Report

1. Resources and Recognition

- Managers treat employees as they would want to be treated.
- Employees are respected and valued.
- Employees are recognized formally for good work performance, extra effort, teamwork, and customer service.

2. Values and Leadership Behaviors

- All of us act in the best interest of the company.
- We communicate openly, listening for understanding and valuing diverse opinions.
- We accept personal accountability.
- We coach and learn.

3. Competitive Pay and Benefits

- Pay is at or above local market.
- Employees value their pay and benefits.

4. Learning, Development, and Personal Growth

- Employees receive work experience that teaches skills and values that last a lifetime.
- Employees are provided the tools they need to develop personally and professionally.

5. Resources to Get the Job Done

- Employees have the resources they need to serve the customer.
- Restaurants are adequately staffed to allow for a good customer experience as well as to provide schedule flexibility, work-life balance, and time for training.

ANNEX F

OPEN DOORS For us at McDonald's, corporate responsibility is about who we are and how we operate in the diverse communities we serve. It's about the doors we open ... for our guests, our employees, our owner/operators, our suppliers and others who are affected by our business. And it's about keeping our own doors open to share what's behind the Golden Arches ... not just what we do well, but our challenges too. We invite you to open this report and engage with us in a discussion about the impacts of our business, our responsibilities and our performance.

Our actions are grounded in what our founder, Ray Kroc, once said ...



... "Whatever we are doing today, we can do better tomorrow."

THIS IS THE SPIRIT OF THIS REPORT. OPEN. EVOLVING. DETERMINED TO DO MORE.

PROGRESS

NUTRITION INFORMATION INITIATIVE

page 22

We are putting nutrition information right into our customers' hands by using an iconic approach to display calories, protein, fat, carbohydrates and sodium on our food packaging. Our goal is to have this packaging in place in 20,000 restaurants by the end of 2006.

"This standardized approach to communicating key nutrient values to McDonald's customers has been done in a way that is simple to understand, which I feel will make it a useful tool for those individuals looking to make more informed menu choices at McDonald's"

DR. HARVEY ANDERSON
PROFESSOR OF NUTRITIONAL SCIENCES, PHYSIOLOGY AND MEDICAL SCIENCES, FACULTY OF MEDICINE AT THE UNIVERSITY OF TORONTO, MEMBER OF McDONALD'S GLOBAL ADVISORY COUNCIL ON BALANCED, ACTIVE LIFESTYLES
TORONTO, ONTARIO



SUPPORTING SUSTAINABLE FISHERIES

page 34

We have rolled out sustainability guidelines for fisheries worldwide. As a result of this focus, over the past five years, 18,000 metric tons of whitefish have been shifted to fisheries that meet the new criteria. Guidelines used to determine the sustainability of fisheries were developed in partnership with Conservation International.

"Many fisheries worldwide are in trouble and sourcing sustainably is a key challenge for big companies. The criteria used by McDonald's guide them to the best available

$60.9 MILLION RAISED FOR CHILDREN'S CHARITIES

page 57

The McDonald's System, including employees, owner/operators and suppliers, along with the help of customers, raised $60.9 million dollars worldwide in 2005 in support of Ronald McDonald House Charities as well as other children's charities.

"Just as we open the door to our businesses each morning, Ronald McDonald House Charities opens the door to opportunities for us to become more involved in our communities. While RMHC is a global organization, its impact is right in our own backyards."

LINDA DUNHAM
CHAIR OF RONALD



OPEN DOORS: GROWING GLOBALLY

"When it comes to Open Doors, we believe that it's not just a campaign. It's part of everyone's responsibility — and part of everyone's job. This means that we have a plan, and we have actions in place that are putting us into an 'open doors' way of behaving."

ERIC GRAVIER, VICE PRESIDENT, CORPORATE AFFAIRS AND SUSTAINABLE DEVELOPMENT, McDONALD'S FRANCE

OPEN DOORS

FRANCE 2001

Consumer trust in the company was declining. An outbreak of BSE in Europe had shaken public confidence in the safety of beef. And many saw McDonald's as a symbol of globalization — and a company that communicated only in a crisis and then as little as possible. McDonald's France wanted to change this view. So on March 21, 2001, the company held its first Open Doors Day. Nearly 400 McDonald's restaurants, the main corporate office, three major suppliers and two advertising agencies were open to anyone who wanted to see what went on inside.

What began as a one-time event is expanding to other markets as well — not just as a program, but as a growing mindset. So what better theme for our third Corporate Responsibility Report? If any aspect of our business deserves an open look, it's our efforts to conduct our business responsibly.



Look for the OPEN DOORS symbol throughout this report. It indicates an inside look at the McDonald's System through the eyes of our employees, owner/operators, suppliers and external partners.







OPEN DOORS SPECIAL FEATURE: THE McDONALD'S CSR FELLOWS "FORK TO FARM" REPORT

USA 2005

In September 2005, we invited six MBA students from the Haas School of Business at the University of California, Berkeley to explore our beef supply chain — the ranches, feedlots and processing facilities — that supply burgers to our restaurants. We facilitated their "fork to farm" journey through interviews with our staff and other experts, and we accompanied them on visits to facilities and ranches.

You might ask, "Why fork to farm? Isn't that backward?" Well, actually, no — at least not from our perspective. As a retailer, we work from the front counter back through the supply chain to the farm level. The Fellows approached their work from the same perspective. You'll find their report as a gatefold in the Responsible Purchasing chapter of this report (pages 26 a-g).

CONTENTS[1]



2006 GRI Organisational Stakeholder

[1] Please refer to page 68 for a content index that organizes information according to the Global Reporting Initiative's (GRI) Draft G3 guidelines for sustainability reporting. We are a registered Organisational Stakeholder of the GRI and support the mission of the GRI to develop globally accepted sustainability reporting guidelines through a global, multi-stakeholder process.

ABOUT THE SCOPE OF THIS REPORT

For this report, we focused on the most relevant issues that we, along with our customers and other major stakeholders, consider the highest priorities. To identify these priorities, we used various source materials, including the Plan to Win (McDonald's global business strategy), consumer research, internal subject-matter leaders, our owner/operators, our suppliers, expert advisory councils, nonprofit organizations and the Ceres Stakeholder Group (explained below). We also took account of the Global Reporting Initiative's Draft G3 Sustainability Reporting Guidelines.

For specific examples and performance measures, we have focused on our nine major markets: Australia, Brazil, Canada, China, France, Germany, Japan,[2] the United Kingdom and the United States. The designation of "major markets" reflects many factors, including sales, revenues, operating income, number of restaurants and potential for growth. By design, there is representation from all the major geographic sectors where we do business. In 2005, the nine major markets collectively accounted for approximately 75% of total revenues, 82% of total sales and 80% of McDonald's restaurants worldwide.


Ceres

STAKEHOLDER GUIDANCE: THE CERES STAKEHOLDER GROUP

To further ensure we addressed the right issues in the right way, we engaged the help of Ceres — a coalition of investors, environmental organizations and other public interest groups that work with a select group of companies, including McDonald's, to strengthen their social and environmental programs.

Through Ceres, we established a Ceres Stakeholder Group who encouraged us to report our progress and future efforts in the "OPEN DOORS" spirit. They challenged us to talk about our limits and opportunities for improvement, as well as our achievements. They recommended we take a deeper dive into how we get things done, particularly how we seek to achieve global objectives in our highly decentralized system. And they advised us to report more metrics and goals whenever possible.

You will see a **"Ceres Stakeholder Questions and Perspective"** at the opening of each chapter of the report and one within the environment section in the Place chapter. In these five locations, the Ceres Stakeholder Group elaborates on the issue and its impacts and importance and asks McDonald's to respond.

The three top issues identified by the Ceres Stakeholder Group are:

- What are we doing to help address current trends in obesity? *page 16*
- How are we using our purchasing power to influence the upstream supply chain? *page 26*
- How are we addressing the System's impacts on climate change? *page 62*

We asked the Ceres Stakeholder Group for their perspective on two other areas as well:

- What is the reality of working at a McDonald's restaurant? *page 42*
- How do our philanthropic efforts align with our business strategy? *page 54*

Ceres has not endorsed or validated the views and information in our report but rather provided guidance on the approach and the substance. We learned a great deal from their input and hope you will see it reflected in the report.

[2] More than 50% of McDonald's Japan is publicly traded and called McDonald's Holdings Company (of Japan, Ltd.). The remaining portion is owned by McDonald's Corporation. Because we have access to information about McDonald's in Japan, however, relevant data are included in this report.


Rich Floersch
Mary Dillon
Mike Roberts
Kellie McElhaney

Q&A:

Roundtable with McDonald's Management

Moderator

KELLIE A. MCELHANEY, *Executive Director, Center for Responsible Business, Haas School of Business, University of California, Berkeley, John C. Whitehead Distinguished Faculty, Fellow in Corporate Responsibility*

Kellie teaches courses on corporate social responsibility (CSR) and consults with several Fortune 500 companies in developing an integrated CSR strategy, bridging her academic focus with the practitioner world. She is a member of the UN Global Compact Faculty and was recently named a 2005 Faculty Pioneer for Institutional Impact by the biennial report, *Beyond Grey Pinstripes*. Kellie holds a Ph.D. from the University of Michigan, a M.A. from Ohio University and a B.A. from the University of North Carolina, Chapel Hill. Kellie is also the faculty advisor for the CSR Fellows (*pages 26 a-g*).

"While I am proud of what McDonald's is today, I am more proud of what we can be.

I recognize that we have both the opportunity and responsibility to do more to serve our customers and communities in even more responsible ways.

Business, like life, is a journey. We are never finished. The dialogue continues in each case, as it should, because we continue to listen to our stakeholders and adapt to the evolving changes in the world in which we live."

JIM SKINNER
ADDRESSING THE BUSINESS FOR SOCIAL RESPONSIBILITY CONFERENCE, NOVEMBER 2005

On April 24, 2006, seven members of our senior management team gathered at McDonald's home office in Oak Brook, IL, to discuss corporate responsibility and what it means for the company today and our direction for the future. The discussion was moderated by Kellie McElhaney from the Haas School of Business, University of California, Berkeley and attended by employees from our Oak Brook office. The following is a shortened version of the transcript, edited for content and readability.

KELLIE MCELHANEY: **Welcome to the management roundtable on corporate responsibility for McDonald's leadership team. When I look at McDonald's and your stats — serving more than 50 million people per day in more than 100 countries, with $20.5 billion in annual revenue — I'm left with a rather obvious question. Why are we here to talk about corporate responsibility?**

JIM SKINNER: Corporate responsibility is very important to any success that we have. We're fortunate at McDonald's, because our founder, Ray Kroc, left a legacy for us to live by and that was that we give back to the communities that have given so much to us. So for us doing the right things and doing things right is natural. As we become bigger we have more responsibility — and certainly it's integral to how our customers view our business. In all the things we do that touch our customers and touch our communities, we are the leaders, particularly in our industry. Everybody looks to us to provide that leadership and to challenge the way we go about getting it done. So not only do we have a responsibility to our customers and our communities and our own business model, we have some accountability and responsibility to the rest of the industry.

KELLIE MCELHANEY: **How does corporate responsibility get integrated into your day-to-day business operations?**

MIKE ROBERTS: It's not just about revenue. It's also about responsibility in every area of the world. Our responsibility is to be active in the communities, whether that's support of Ronald McDonald House Charities, whether it's Little League or soccer. Our operators, as a part of their commitment to the brand and upholding our standards, take that very seriously. We're committed to operating responsibly — listening to our councils, which have been set up to advise us in the areas of nutrition, animal welfare and beef safety — so that we can do the right things in every area that we do business, whether it's supply chain or marketing or hiring practices or creating more opportunity for our people or in the way we market our brand. This is about who we are, and that's why it's such a pleasure to be a part of this team and a part of this company.

MARY DILLON: We know that today consumers are more often making choices based on their perceptions about a company's social responsibility performance. That's important for us to understand because it could make a difference in a customer's choice of whether to visit our restaurants or not. We know that when customers know more about how socially responsible we are, it makes them more likely to come back.

KELLIE MCELHANEY: **How do you see corporate social responsibility play out in the restaurants?**

JEFF STRATTON: It goes all the way from the farm right to the restaurant. We work to make sure that rigorous food safety standards are upheld in all of our restaurants. Training, food safety and quality, the development of our food and our menu — it all ties in, because many of our suppliers consider themselves extensions of our family, and so they have the same rigorous approach to this as we do inside the company.

KELLIE MCELHANEY: **Can you speak more to the supply chain and was it more of a push strategy or a pull strategy?**

FRANK MUSCHETTO: If we look at our supply chain, there are several important strategic pillars. One of them is our commitment to social responsibility and that addresses an array of items, starting with things like food quality and


Jim Skinner
Frank Muschetto
Ken Barun

JIM SKINNER, Chief Executive Officer

MIKE ROBERTS, President and COO

KEN BARUN, President & CEO, RMHC & McDonald Charities, Corporate Senior Vice President

MARY DILLON, Executive Vice President and Global Chief Marketing Officer

RICH FLOERSCH, Executive Vice President and Chief Human Resources Officer

FRANK MUSCHETTO, Senior Vice President and Chief Purchasing Officer

JEFF STRATTON, Corporate Executive Vice President and Chief Restaurant Officer

food safety. Also very important is the issue of sustainable food supply. It's something we've been working on for the last five years, and we're proud to talk about the sustainable programs we have in place relative to fish and other products. Our commitment to social responsibility also includes animal welfare. Our standards for how animals are treated are absolutely world class.

JIM SKINNER: Ray Kroc liked to say that we had principles when we were poor and we're certainly going to have them when we're successful and we're rich. Ray and Fred Turner set the highest quality standards possible, so those suppliers had to jump that hurdle. They had to be able to deliver that and it went on and on and on. Any time you look at any one of our suppliers around the world today, those expectations continue. We look at taste and quality first, not efficiency, not cost.

FRANK MUSCHETTO: The profile of the suppliers that we select is consistent with several attributes that we identified years ago that we felt support what McDonald's is about. One of them is about their commitment to corporate responsibility. If they don't have it, if it's not endemic to their business, if it's not strategic to the business, forget it. While we have some very notable names in our supplier community, Kraft, Coke, just to name a couple, I'm just as proud of some of the entrepreneurial, smaller companies that have that same high level of standards.

JEFF STRATTON: One of the other examples that we've used in a lot of our discussions with people around the company is the toy business. Last year, over a billion toys were produced for distribution through McDonald's Happy Meals, and I believe that not one child spent a night in the hospital. This record is due to our high safety standards for the design and manufacturing of our toys. We do a tremendous amount of work on the safety and security side and the supply chain side and also audit facilities in countries such as China and Vietnam that produce a lot of these toys. Auditing helps make sure we hold those suppliers accountable.

MIKE ROBERTS: There's a change occurring with customers. Customers expect corporations to be very active in this area. Customers want to know what the company stands for, what are the values of the leadership team and are they executed in the restaurants. They expect that as a part of who they're going to do business with. It's important to our business and the momentum that we're building that they know more about us.

KELLIE McELHANEY: Do you sometimes feel alone in the industry?

JEFF STRATTON: As issues arise, many of our competitors and other companies that we do business with look to McDonald's to lead, and I think we've done that in many areas. We have to act like a leader, and that means that we have to pull together the industry to talk about an issue that could affect us all. I think we are more proactive on that than ever. In Asia, we just pulled together many of our suppliers along with our competitors and our competitors' suppliers to talk about the avian influenza issue. We were the nucleus of putting that together, and we did it with the United Nations, with their support and their participation. We take leadership very seriously.

"We work to make sure that rigorous food safety standards are upheld in all of our restaurants. Training, food safety and quality, the development of our food and our menu – it all ties in, because many of our suppliers consider themselves extensions of our family, and so they have the same rigorous approach to this as we do inside the company." – JEFF STRATTON

FRANK MUSCHETTO: But this story is typically not well known outside the four walls of our offices, although I will tell you that in dealing with the various areas of the scientific community, government, academia, as well as within the industry, McDonald's impact is more well known. Now, it's great that they know. But the challenge that we have is how to tell our story in a way so our customers can start appreciating how much we've actually delivered, because I could cite chapter and verse where we have helped lift the standards of a food system in a country.

RESPONSIBILITY INTEGRATED

	PLAN TO WIN VISION	OUR RESPONSIBILITY
PEOPLE	Our well-trained employees will proudly provide fast, friendly and accurate service with a smile, in a way that delights our customers.	We have a responsibility to maintain a work environment where everyone feels valued and accepted, to provide training and other opportunities for personal and professional growth and to promote job satisfaction.
PRODUCTS	We will serve food and beverages people prefer to enjoy regularly.	We have a responsibility to provide a relevant variety of quality product choices that our customers trust and to partner with suppliers that operate ethically and meet our social responsibility standards.
PLACE	Our restaurants and drive-thrus will be clean, relevant and inviting to the customers of today and tomorrow.	We have a responsibility to manage our business by integrating environmental considerations into daily operations and by constantly seeking ways to add value to the community.
PRICE	We will be the most efficient provider so that we can be the best value to the most people.	We have a responsibility to maintain our values and high standards as we provide food that is affordable to a wide range of customers.
PROMOTION	All of our marketing and communications will be relevant to our customers and consistent with our Brand.	We have a responsibility to maintain and build trust with all our stakeholders by ensuring that our marketing and communications efforts are truthful and appropriate.

MISSION & VALUES

McDonald's mission is to be our customers' favorite place and way to eat – with inspired people who delight each customer with unmatched quality, service, cleanliness and value every time.

THE FOLLOWING CORE VALUES GUIDE OUR ACTIONS AS WE STRIVE TO ACHIEVE OUR MISSION:

We are committed to our people and to providing opportunity, as well-trained employees are the key to our success.

We believe in the "three-legged stool" – the collaboration of our owner/operators, employees, and suppliers working together – because each leg of the stool must be strong for the system to succeed.

We believe in openness, in operating our business with honesty and integrity, and in holding ourselves to high ethical standards.

We are committed to well-being and to encouraging balance by providing choice in food and beverage offerings for our diverse customers.

We believe in giving back to the communities in which we do business and to supporting Ronald McDonald House Charities and other charities that promote the health and well-being of children.

We are committed to growing our business on behalf of our shareholders, who provide the capital necessary for our company to grow and should realize an attractive return on their investments.

KEN BARUN: One of the things that I'm very, very proud of when it comes to charity, that Ray Kroc said, is we have to continue to give back to communities where we do business. Most people don't realize that we give back in communities where we don't do business, and that really cuts through a lot for me. It doesn't matter if there are Arches up in that country or not. If there are children in need, if there are families in need and we can play a part in solving some problems or helping get over some challenges for them, then we're going to do that. Right now in the world, there are 6,000 families at this very moment staying in Ronald McDonald Houses, which the McDonald's System helps support. That's about 20,000 people right this very minute, and that's repeated day in and day out, 365 days a year.

KELLIE McELHANEY: How does social responsibility affect McDonald's and its people?

RICH FLOERSCH: It has a direct impact in terms of our ability to be able to compete for some of the best talent. How companies treat their employees, how committed they are to their development and how they can look at their management team and believe them to be an ethical management team – these things are very important to prospective employees and also for our current employees. To our own employees, the kind of pride that people would have around that will have a direct impact on their level of commitment to McDonald's, their level of engagement and consequently their level of performance on the job, so it makes all the business sense in the world.

KELLIE McELHANEY: That's great. It's a pipeline issue. In our incoming MBA class right now, 37% of them said that they came to Haas in part for our strength in corporate social responsibility. I never thought I'd see those kinds of numbers in my lifetime, and here they are. It was 25% last year, so it's still going up. I think you're right to weave this into your recruiting and your hiring. This is all great information. How are you communicating these initiatives with your customers?

MIKE ROBERTS: This is an important priority for us, and we're working on it. How do you tell your story and how do you do it in a way that's reflective of the humility and the curiosity that we all embrace? When you're creating 40 to 50 new products a year, a major part of our marketing spend is about launching those products. Yet today's consumers want to know as much about a company's values and behaviors as they do about your new food news. Those markets that have done this successfully now have a steady state of 20% of their marketing spend as a part of telling their story. So we're relooking at our approach.

RICH FLOERSCH: Communicating about the opportunity at McDonald's is one of my priorities. Instead of senior management talking about these things, let's get real people at the store level – the restaurant managers, the men and women who work in our restaurants, owner/operators, the people who own our restaurants – these are the people who should be talking about the opportunity McDonald's offers. Also, external


Jeff Stratton

recognition about how McDonald's is a great place to work is really something that's going to dispel the myths that are out there about jobs at McDonald's. We have just seen now in the U.K. they're taking McJobs head on with their McFlexibility program. Saying, "This is what a job offers at McDonald's – flexibility."

MIKE ROBERTS: And we should talk about another aspect of the ways we engage with the world at large, like our partnerships. Very few companies have as many advisory councils as we do of outside experts lending their credibility and their advice to how we govern.

KEN BARUN: It was interesting with the Global Advisory Council. Many of those members are very high profile – scientists, people in the food industry, experts who are looking at obesity and nutrition. Their comment to us has generally been, "I think I'll be part of this because you have a great impact on a lot of people. If I can help influence McDonald's while communicating these messages to the public, I'd like to be involved."

MARY DILLON: Advocating for balanced, active lifestyles is something that has been a terrific leadership move on the part of McDonald's, and it was a function of our own realization as well as expertise and advice from our external Global Advisory Council. We did three things. One is offering more choice on our menu. The second, started by our European team, is putting nutrition information on packaging. The third is advocating for physical activity which, we've done all around the world and spent a tremendous amount of resources on.

KELLIE McELHANEY: Jim, what do you see as the future of CSR for McDonald's?

JIM SKINNER: For us at McDonald's, it's a way of life and it's a continuum – the processes that we have in place around supply chain and opportunity for employment and food safety and all of the things that we do that are so important to our communities and giving back through Ronald McDonald House Charities. It is something that we expect to continue, and we want to contribute at a very high level.

KELLIE McELHANEY: What are the other issues McDonald's is facing?

MARY DILLON: Well, there's no question childhood obesity is on people's minds. At McDonald's, and as a mother, I take this issue very seriously. It's about not only what kids are eating, but their relative lack of activity. So it's important that we take leadership stances to educate and act on both sides of this equation. Encouraging balance is an important ongoing responsibility – making sure that we offer choice, that we have the right information available to parents as they're making decisions and certainly, supporting and celebrating activity with kids.

KELLIE McELHANEY: It strikes me, since I've known McDonald's you've been held responsible for a wide variety of things. I'd like to know what aren't companies responsible for, because at the end of the day you can't be all things to all people.

JIM SKINNER: One thing that we're not responsible for is your personal responsibility. It is my personal responsibility for the way I behave in my life. Now, what we are responsible for is making sure that we allow enough choice and opportunity for you to choose McDonald's and feel good about it. It's a small distinction, and it's very difficult to communicate because everybody wants to blame us, but I think we have to be very clear about the fact that we all have our own individual responsibility.

KELLIE McELHANEY: Obviously the seven of you around this table are going to leave a tremendous legacy. Jim, what do you want your legacy to be?

JIM SKINNER: I do have three very specific expectations of my tenure. Long-term, sustainable growth. Talent management and leadership development, because it's about the people. A better process of reaching down into the organization of high potentials and giving them the opportunity to be developed on the leadership side and on the management side. And balanced, active lifestyles, which I took as a personal challenge, not because we wanted to just move ourselves out of the target zone, but because we wanted to be part of the solution. All three legs of our stool, which are our employees, our owner/operators and our suppliers will benefit. That's the legacy that I would like to leave.

"It doesn't matter if there are Arches up in that country or not. If there are children in need, if there are families in need and we can play a part in solving some problems or helping get over some challenges for them, then we're going to do that." – KEN BARUN

KELLIE McELHANEY: I think with this leadership in place and the strategy that is linked directly to your business you're on a great trajectory, and I wish you a lot of luck in seizing the opportunity. Thank you for your time.

"Today, consumers expect more from corporations. They are relying less on governments to lead, and instead, they're looking to companies for positive change. Retail is not just about revenue-it's about responsibility."

MIKE ROBERTS
ADDRESSING MCDONALD'S SYSTEM AT 2006 WORLDWIDE OWNER/ OPERATOR CONVENTION, ORLANDO, FLORIDA

PERFORMANCE SNAPSHOT:
REPORTING ON GOALS FROM 2004 WORLDWIDE CORPORATE RESPONSIBILITY REPORT

STATUS KEY: ø No progress + Some progress ++ Good progress +++ Excellent progress • Met goal

	2004 GOALS	STATUS	SELF-ASSESSMENT
PRODUCTS: Balanced Active Lifestyles *page 16*	Add choice to our menu, particularly new choices for kids and more fruit and vegetable items.	+++	For adults, more choices added, especially salads
		+	We have made progress in offering a selection of side and beverage choices on our Happy Meal Menu, including fruit and vegetables, milk and water. Ongoing product innovation will include expanded side and beverage choices in addition to new entrees.
	Increase employee awareness of balanced, active lifestyles through education and training programs on food quality, nutrition and fitness.	+	Developed and distributed a crew training video in seven languages on "it's what i eat and what i do". Distributed materials encouraging balanced, active lifestyles to McDonald's managers from 46 countries at the 2005 Manager's Peak Convention. Europe has introduced training for both crew and management on balanced, active lifestyles, and a global e-learning module is under development.
	Explore new ways to deliver nutrition and balanced, active lifestyle information to our customers.	+++	Announced global nutrition information initiative for many packaging items, to be phased in at 20,000 restaurants by year-end 2006.
	Champion programs that bring fun, practical physical activity options to people's every-day lives — focusing particularly on walking.	++	Introduced global "it's what i eat and what i do" initiative. Leveraged Olympic and global sponsorships including Olympic Day Run. In the U.S., more than 15 million stepometers were distributed and Passport to Play was launched.
	Demonstrate leadership in our marketing and communications practices with our customers.	++	We have continued to assess and evolve our marketing and advertising standards. We have also introduced additional training and accountability for those whose work involves brand related communications and/or use of McDonald's trademarks.

	2004 GOALS	STATUS	SELF-ASSESSMENT
PRODUCTS: Responsible Purchasing *page 26*	Build capacity in suppliers to establish systems that ensure ethical practices to help suppliers achieve our socially responsible supply vision.	++	We have participated in Project Kaleidoscope to test ways to sustain compliance based on dynamic, internal management systems and ongoing worker input. Several major suppliers have demonstrated leadership and self-management by adopting their own programs equivalent to ours, including external monitoring.
	Implement a validation process for our antibiotics policy.	•	We have developed a certification system with direct poultry suppliers.
	Maintain the effectiveness and quality of audits conducted under our animal welfare program and work collaboratively with industry to develop approaches that extend good animal welfare practices to the farm level.	•	Annual audits are done globally for meat (beef, pork and poultry) processing plants.
		+	We have made some progress in working with industry. McDonald's Europe has farm-level animal welfare standards in its Agricultural Assurance Program. McDonald's USA has joined a pork animal welfare coalition that is implementing farm-level animal welfare standards and auditing.
	Continue the refinement and implementa-tion of our environmental guidelines on fish sourcing.	+++	Environmental fish guidelines piloted and rolled out globally. Through these guidelines, 18,000 metric tons of whitefish have been shifted from unsustainable sources.
	Expand the pilot test of our environmental scorecard to include additional suppliers. Explore opportunities for encouraging actions that support sustainable agriculture at the farm level.	++	Pilot program completed. Scorecard currently being rolled out in the U.K. and Australia.
		+	To encourage sustainability at the farm level, we have engaged with the Sustainable Agriculture Initiative in Europe. In other markets, we have been unable to find similar collaborative efforts.

	2004 GOALS	STATUS	SELF-ASSESSMENT
PEOPLE: Opportunity; Diversity; Learning for Life *page 42*	Systematically identify talent in our organization and offer opportunities for advancement.	++	CEO Jim Skinner has named talent management and leadership development as one of his three top company priorities. Leadership Institute launched.
	Educate employees about social responsibility, major issues that affect our business and relevant workplace issues.	+	We have increased our communications to restaurants, but have much further to go. We have social responsibility communication materials available at employee conventions, and we have increased the amount of relevant social responsibility content on our external and internal websites.
	Continue the increased dialogue between top management and employees worldwide.	++	In addition to regular management town hall meetings, which are webcast, increased opportunities for communication between employees and top management have been developed, such as conferences for restaurant managers, and top management interactive webcasts and web log conversations.
	Continue exploring better ways to measure the business results of our training programs.	++	As part of McDonald's Restaurant Operations Improvement Program (ROIP), we will be adding global measures for effective training.
	Develop an education and training program for field staff and managers to implement McDonald's Restaurant Operations Improvement Program (ROIP).	+++	A training program has been developed and launched in 18 countries worldwide, as ROIP is being integrated into the global business.

	2004 GOALS	STATUS	SELF-ASSESSMENT
PLACE: Giving Back; Economic Impact; Environment *page 54*	Control energy use.	++	Energy management tools were utilized in our top markets to monitor and control energy efficiency within the restaurants. In addition, best practices are shared to learn from leadership within the System. Energy data from eight of our top nine markets show that energy use remained constant, per transaction count, from 2004 to 2005.
	Seek innovative packaging that comes from renewable or recycled sources.	ø	We have maintained a ratio of 83% renewable material-based packaging, 31.5% of which is recycled content. Despite testing of innovative materials, we have not yet identified any breakthrough materials for packaging that are commercially viable.
	Develop sustainable forestry guidelines for all wood-based products.	+	McDonald's Europe has adopted a forestry policy for consumer packaging. A global policy is being developed.
	Continue McDonald's annual World Children's Day and increase the amount raised by the System to support Ronald McDonald House Charities and other children's charities.	•	World Children's Day in 2005 raised around $23.6 million. Planning is underway for 2006. To support RMHC, in 2005 McDonald's set a goal to raise $50 million for our 50th anniversary. We surpassed this goal by raising, with the help of employees, owner/operators, suppliers and customers, $60.9 million.
	Encourage local markets to expand program sponsorships, including those in the area of physical activity, fitness and sports.	+++	There is very good momentum and focus of local markets supporting our grassroots physical activity programs.
	Develop a corporate volunteerism program.	ø	At the corporate home office, though we have not developed a formal volunteer program, we do provide workplace flexibility and encourage corporate staff to give back.

MEASURING PERFORMANCE: KEY PERFORMANCE INDICATORS (KPIs)

To develop these KPIs, we considered which areas were most important to our key stakeholders. We also consulted the Global Reporting Initiative's Draft G3 Sustainability Reporting Guidelines.

To ensure corporate responsibility was integrated into our core business operations, we paired the key issues we identified with established metrics currently being used to manage the McDonald's business. Where such metrics did not exist, we worked with subject-matter leaders to develop new, relevant metrics.

We are still at the foundational stage of developing KPIs. Our internal data systems do not, at this point, allow us to report all metrics exactly as we would like. As we improve these systems and gain experience and feedback, we expect the KPIs to evolve.

The methodologies behind the KPIs and the figures reported are explained in more detail in the appropriate chapter.

McDONALD'S KEY PERFORMANCE INDICATORS[3]	2004	2005
BALANCED, ACTIVE LIFESTYLES		
OFFERING MENU CHOICE		
Average # of items, per market menu, that contain at least 1 serving of fruit or vegetables	n/a	6.4
Average # of items, per market menu, that contain at least 1/2 a serving of fruit or vegetables	n/a	9.8
PROVIDING NUTRITION INFORMATION		
% of markets providing nutrition information:		
In-restaurant (*i.e.* trayliners, nutrition brochures)	100%	100%
Out-of-restaurant (*i.e.* websites)	100%	100%
RESPONSIBLE SUPPLY SYSTEM		
SUPPLIER SOCIAL ACCOUNTABILITY (WORLDWIDE)		
% of food, packaging and tier-1 equipment suppliers that have affirmed our Code of Conduct	57.0%	89.0%
ENVIRONMENTAL IMPACTS OF CONSUMER PACKAGING[4] (NOT INCLUDING BRAZIL)		
Amount of packaging used, by weight, per transaction count	n/a	0.14 lbs.
% of packaging material that is made from recycled paper	n/a	31.5%
ANIMAL WELFARE (WORLDWIDE)		
# of supplier meat (beef, pork and poultry) processing plants audited	534	521
PEOPLE[5]		
OPPORTUNITY		
% of company-operated restaurant managers, started as crew members	n/a	63.6%
% of non-restaurant staff above administrative level, started as crew members	n/a	18.4%
% of operations staff at consultant level or above, started as crew members	n/a	31.5%
% of worldwide top management team who started as crew members	n/a	42.0%
EMPLOYEE TRAINING & DEVELOPMENT		
% of crew members satisfied that they receive the training needed to do a good job (NOT INCLUDING AUSTRALIA, CANADA, CHINA, JAPAN)	79.4%	80.6%
% of managers who feel the person they report to supports their professional development (NOT INCLUDING AUSTRALIA, CANADA, CHINA, JAPAN, U.K.)	80.3%	81.6%
EMPLOYEE SATISFACTION (NOT INCLUDING AUSTRALIA, CANADA, CHINA, JAPAN)		
% of crew who would recommend working at McDonald's to a friend	82.2%	83.2%
% of crew who feel valued as a McDonald's employee	76.5%	79.1%
% of managers who would recommend working at McDonald's to a friend	80.8%	81.6%
% of managers who feel proud to work for McDonald's	82.0%	83.5%
MANAGEMENT OPPORTUNITIES FOR WOMEN		
% of company-operated restaurant managers who are women	n/a	44.0%
% of mid-management office staff who are women	n/a	39.9%
% of mid-management operations staff who are women	n/a	31.5%
% of worldwide top management team who are women	n/a	15.3%
SOCIAL TAXES		
Total social taxes paid by McDonald's[6]	$345.3m	$382.3m
PLACE		
PHILANTHROPIC ACTIVITIES (WORLDWIDE)		
Total raised by the McDonald's System, including employees, owner/operators and suppliers, and with the help of customers, for RMHC & other charities[7]	n/a	$60.9m
Total corporate cash & in-kind contributions	$9.2m	$13.3m
LOCAL ECONOMIC IMPACTS (NOT INCLUDING JAPAN)		
Total capital expenditures (investments in new and existing restaurants)	$0.94 b	$1.14 b
RESTAURANT-LEVEL ELECTRICAL ENERGY USE (NOT INCLUDING CHINA, U.S.)		
Kilowatt hours used per transaction count (TC), resulting from electrical energy use in company-operated restaurants[8]	0.85 kwh/TC	0.85 kwh/TC
GREENHOUSE GAS EMISSIONS (NOT INCLUDING CHINA, U.S.)		
CO_2 emissions (in tons) resulting from electrical energy use in company-operated restaurants[9]	591,000	643,800

3 Except as otherwise indicated, figures are for our nine major markets: Australia, Brazil, Canada, China, France, Germany, Japan, the U.K. and the U.S.

4 Consumer packaging does not include pre-packaged items such as salad dressing packets.

5 Data for restaurant employees are for company-operated stores.

6 Social taxes support government programs that may benefit company employees (retirement, health, unemployment).

7 Inclusive of a portion of the corporate contribution funds noted below.

8 U.S. data are available only for 2005 and, if included, would skew 2004 and 2005 comparability. U.S. 2005 data for company-operated restaurants represent 1.20 kWh per transaction count.

9 U.S. data are available only for 2005 and, if included, would skew 2004 and 2005 comparability. U.S. 2005 data for company-operated restaurants represent 173,168 tons of CO_2.

McDONALD'S IS A GLOBAL FAMILY OF LOCAL RESTAURANTS

- About 30,770 McDonald's locations in 118 countries.
- More than 73% of McDonald's restaurants are owned and operated locally by approximately 5,920 independent local men and women around the world.

This innovative structure allows restaurant staff to serve the needs of today's busy families with high quality ingredients and great service at convenient locations – all within a global framework that ensures high safety, quality and accountability standards.

WE ARE PROUD OF OUR FAMILY'S SUCCESS

- Our restaurants serve more than 50 million people around the world every day.
- McDonald's revenues (sales by company-operated restaurants and fees paid by franchisees and affiliates) totaled $20.5 billion in 2005, +7% more than 2004.

THE THREE-LEGGED STOOL

Honorary Chairman Fred Turner characterized McDonald's operations as a **three-legged stool, the legs being our employees, owner/operators and suppliers**. As with a stool, all three are essential, and all three have to be strong and balanced to succeed.



LEG 1



LEG 2



LEG 3

EMPLOYEES

The McDonald's experience starts with our people. Together with our franchisees, we employ more than 1.5 million people around the world. Approximately 421,000 are our own employees (about 97% of them in our company-operated restaurants).

We take seriously the responsibility to promote fair, safe, healthful working conditions, effective management policies, diversity and inclusiveness in our restaurants.

We pride ourselves on the opportunity available within the McDonald's System. Opportunity is seen in the fact that 42 percent of our worldwide top management – including our CEO, the Chief Restaurant Officer, the President of McDonald's Europe, the President of McDonald's APMEA (Asia Pacific, Middle East, and Africa) and all three of the U.S. Division Presidents – started their McDonald's careers serving customers.

OWNER/OPERATORS

Our relationships with owner/operators are the key to our success, as they help to ensure the right balance between local autonomy with our worldwide quality and service standards.

Our owner/operators live and work where our customers do. They know the local business environment and are deeply connected with the interests and concerns of their communities.

Owner/operators develop and implement their own business plans, make their own purchases of goods and services, hire and manage their own employees[11] and reap the benefits of their own success. They set their own wage scales, decide what non-mandated benefits they will provide and make their own decisions about who to hire and promote.

In addition to ensuring that all McDonald's restaurants worldwide conform to a strict set of quality, service, cleanliness and safety standards, we collaborate with owner/operators to support responsible business practices.

SUPPLIERS

McDonald's is a consumer with a very large shopping cart. In 2005, worldwide restaurants' purchases of food, paper and toys – by far our largest expenditure categories – totaled approximately $18.3 billion. In terms of expenditures, beef is our largest purchase, followed by chicken, packaging and dairy products, including cheese. Since 2002, our global expenditures for chicken products and produce have increased, reflecting, in part, new menu offerings like meal-sized salads.

We are well aware of the responsibilities and opportunities that come with this level of purchasing power and how our procurement policies can affect producer industries and their own employees. We are constantly exploring new ways to exercise this influence responsibly. When it comes to our suppliers, we fully expect them to share our values and commitments and have implemented numerous programs to encourage this.

[10] In addition to McDonald's restaurants, we operate Boston Market and Chipotle Mexican Grill in the U.S. and own a minority interest in Pret a Manger, which is based in the U.K. In 2005, these other brands accounted for somewhat less than 7% of total revenues. Because they represent such a relatively small fraction of our business and function quite autonomously, this report concerns only the policies, performance and operations of brand McDonald's, except in the area of financial performance.

[11] Company policies related to employees do not cover our independent owner/operators or their employees.

LOCAL RESTAURANTS, GLOBAL STRUCTURE

McDonald's is organized by geographic segment or Area of the World (AOW): North America, Europe, Latin America and a segment comprising the Asia/Pacific, Middle East and Africa (APMEA). There is also a segment for the non-McDonald's brands.

France, Germany and the U.K. account for more than 60% of Europe's revenues. Brazil accounts for more than 40% of Latin America's revenues. And Australia, China and Japan account for nearly 50% of APMEA's revenues. Together with the U.S. and Canada, we designate these countries as our "major markets."

LISTENING TO OUR SYSTEM

In order to be successful as a business, we must listen. We simply cannot succeed without hearing from our customers, restaurant staff and suppliers around the world about what matters to them.

In North America and Europe, there are **independent owner/operator councils** to provide feedback on corporate policies and programs and initiate proposals for improvements. **Local cooperatives,** consisting of owner/operators and company staff, jointly make decisions on such matters as expenditures for local advertising and plans for rolling out local promotions. In the U.S., we also benefit from the counsel of **owner/operator diversity organizations.**

We also have **supplier councils** for certain overarching priorities, like quality assurance and safety. These councils have been a vehicle for collaboration on our global Animal Welfare Guiding Principles and initiatives to strengthen system firewalls against bovine spongiform encephalopathy (BSE).

The McDonald's System is decentralized. But we also recognize the need to maintain a system in which everyone adheres to the same core values, principles and standards. We balance these in an approach we call "freedom within the framework." Local businesses — owner/operators and restaurant managers — have the flexibility and responsibility to develop programs that respond to the diversity of our customers and local market conditions.

LOCATION AND OWNERSHIP OF McDONALD'S RESTAURANTS


Franchise & Affiliated
Company-operated
7,692
1,378
6,352
62.5%
1,617
30.6%
13,727
APMEA
Canada
Europe
Latin America
U.S.

REVENUES, 2003-2005


$17,140
$19,065
$20,460
2003
2004
2005

BETTER, NOT JUST BIGGER

We are seeking to grow by being better, rather than just bigger by attracting more customers more often to our existing restaurants. To achieve this, since early 2003, our worldwide operations have been aligned around a global strategy called the **Plan to Win**. The Plan proceeds from our brand mission to *"be our customers' favorite place and way to eat."* It centers on the five basics of an exceptional customer experience — **People, Products, Place, Price and Promotion.** Each P has its own vision, specific objectives and key performance measures. This reflects an approach to long-term, sustainable, profitable growth.

Our alignment behind the Plan to Win has driven consistently strong financial results. We are committed to continue to drive sales by further improving operations and enhancing our customers' experience.

THE CONTINUING PURSUIT OF EXCELLENCE

We are committed to continuously improving customer satisfaction. Achievement of this mission requires consistent outstanding restaurant operations — safe, high-quality food; quick, friendly, accurate service and a clean, welcoming restaurant environment. To provide these, we must stay ahead of the curve by implementing stringent standards that strive to not only meet but exceed what is required and expected.

We initiated the **Restaurant Operations Improvement Process (ROIP)** in 2002 to help improve restaurant performance and accountability as related to our quality, service, cleanliness (QSC) and people practice standards. The standards have been broken down into specific procedures and are organized into 12 systems that deliver the experience our customers expect.

Initially launched in the U.S., ROIP has since been introduced it in 16 additional countries so that it now covers countries representing 84% of our revenues worldwide. By the end of 2006, coverage will have been extended to restaurants representing more than 94% of worldwide revenues.

Under ROIP, both company-operated and franchised restaurants are subject to **periodic onsite reviews of their performance.** The reviews identify strengths and opportunities for improvement and provide the basis for training and other action plans.

In addition to these periodic reviews, we score every restaurant based on a **mystery shopper program** — unannounced, anonymous visits by trained personnel who rate the restaurant's QSC performance according to their experience as customers. We also get input from our own staff at each restaurant by way of an annual **employee satisfaction survey.**

Some business units around the world include a restaurant measure based on customer comment. For example, in the U.S., customers can provide feedback via a toll-free number (1-800-244-6227). In 2006, we plan to establish a standard code for the different types of customer comments we receive and incorporate customer feedback into our ROIP restaurant performance measures on a global basis.

2005 REVENUES


APMEA
14%
Latin America
6%
Canada
5%
U.S.
34%
Europe
35%
Other
6%

DISTRIBUTION OF COMPANY EMPLOYEES


APMEA
27%
U.S. & Corporate
22%
Latin America
13%
Canada
6%
Europe
32%

Corporate responsibility begins at the top. At McDonald's, the concept of good corporate governance dates back to our founder, Ray Kroc. Over the years, we have established policies and standards in line with his vision of "a solid, permanent, constructive ethical program that will be in style years from now even more than it is today."

The Standards of Business Conduct are available online at www.csr.mcdonalds.com/standards.html


Standards of Business Conduct
Normas de Conducta de los Negocios

PROMOTING GOOD GOVERNANCE AND ETHICAL CONDUCT

Our Board of Directors and top management work to ensure the company's integrity in all its dealings with shareholders. Our commitment is codified in policies, standards and codes, including our **Corporate Governance Principles, Code of Conduct for the Board of Directors, and Code of Ethics for our CEO and Senior Financial Officers.**

In 1994, the Board of Directors made the then-innovative decision to include a summary of our governance principles in proxy statements for the annual Shareholders Meetings. Since then, most companies have followed suit. Our Corporate Governance Principles have evolved over time in response to changing views of best practices and shareholder expectations. The Board is committed to reviewing these Principles at least once a year, with a view toward continuous improvement.

The Principles include provisions designed to ensure independent oversight of the company's assets and business affairs. They require that a substantial majority of our Board members be independent i.e., "free of any relationship with the Company or its management that may impair, or appear to impair, the Director's ability to make independent judgments."[12]

STANDARDS OF BUSINESS CONDUCT

For McDonald's employees worldwide, the overall framework for ethical business practices is our **Standards of Business Conduct.**[13] They apply to all our salaried employees worldwide, including restaurant managers. First published more than 40 years ago, the Standards have been repeatedly revised to reflect the changing business environment. The most recent major revision was completed in 2003.

Although no written code can provide rules for handling every ethical issue that might arise or incorporate all the laws and policies that apply to our worldwide business, the Standards establish a foundation in our core values, provide an orientation to ethical business conduct, offer guidance in a wide range of issue areas, and identify resources for questions and concerns.

At the heart of the Standards are three basic principles — personal accountability, open communication and action in the best interests of the System. Employees are asked to recognize that only they, individually, acting according to these principles and exercising good judgment, can "keep the shine on our Arches by doing the right things in the right way."

[12] There are currently 14 members of the Board of Directors, 12 of whom are independent. The two management members are the CEO and the President. The Board Chairperson is an independent Director.

[13] Although company policies related to employees do not cover our independent owner/operators or their employees, certain expectations in the Standards of Business Conduct parallel expectations for our owner/operators and, hence, the employees who are their agents. They include, for example, compliance with all applicable laws and regulations and provisions for a safe work environment.

COMPLIANCE PROGRAM FOR THE STANDARDS

The Standards are a guiding policy implemented by a Corporate Compliance Officer who reports directly to the General Counsel.

Under the Standards, employees are responsible for raising questions or issues and for reporting known violations by way of a toll-free **Business Integrity Line** staffed 24-hours-a-day, seven days a week. Translators are available for employees who speak languages other than English. Employees may report anonymously and are assured that no attempt will be made to identify them. Retaliation against employees who raise concerns is prohibited and cause for disciplinary action.

When employees receive the Standards, they are asked to sign a form certifying that they have read and agree to abide by them. They are subsequently asked to re-certify on an annual basis. The response rate is 98% or better in virtually all countries. Certifications are kept on file and subject to review by internal auditors.

Another important part of the compliance program is **training to help employees fully understand and apply the Standards in their daily work.** The training program consists of a series of required online courses, each with a verification process. It includes:

- The philosophy of the Standards, employees' responsibilities and the resources available.
- Protecting confidential information and records management.
- "E-compliance" associated with e-mail and web-based communications.
- Anti-trust policy, for employees responsible for supplier purchasing and pricing.
- Anti-corruption laws for employees and third-party agents, especially those conducting international business, to support compliance with the Foreign Corrupt Practices Act.

POLITICAL CONTRIBUTIONS POLICY

In March 2006, our Board of Directors adopted a Political Contributions Policy under which political contributions made in the U.S. will be reported semi-annually on mcdonalds.com.

THE FUTURE

One of our aims is to further develop and maintain an effective business conduct compliance program. This will involve ongoing actions to keep employees aware of the tone at the top and the expectations for them. We also look toward extending our training program to reach employees worldwide and to providing additional guidance and training that will help them integrate the Standards of Business Conduct and related policies into their daily business activities.

RESPONSIBLE CORPORATE STEWARDSHIP

At McDonald's, we take seriously the responsibility that comes with being a major player in the global food industry. While the issues we face are constantly evolving, we make every effort to assess potential opportunities and risks, stakeholder interests, sources of relevant expertise, resources and all other relevant factors. And while situations and circumstances vary from country to country and month to month, we adhere to several basic principles:

- **We always keep the customer in mind.**
- **We seek opportunities for leadership in our industry where we believe we can make a significant difference.**
- **We seek to learn from experts.**
- **We seek ongoing improvement.**
- **We seek to continually collaborate, whether with our owner/operators and suppliers or outside organizations.**

OVERSIGHT AND COORDINATION OF CORPORATE RESPONSIBILITY

Consistent with our policy to act as locally as possible, our local and regional business units play a role in both developing and implementing corporate responsibility policies and strategies.

The Board of Directors has a standing **Corporate Responsibility Committee**. It acts in an advisory capacity to the Board and to management on policies and strategies.

At the global management level, several groups provide leader-ship on particular types of corporate responsibility issues. For example:

- **Worldwide Corporate Relations Council:** aligns all communications and external affairs for McDonald's globally; oversees and advises on our corporate responsibility efforts.
- **Quality Assurance (QA) Board:** QA directors in each of our major geographic sectors and senior-level supply chain and food safety specialists lead the development and execution of our worldwide food quality strategies, including food safety and responsible purchasing initiatives.
- **Corporate Citizenship and Issues Management Department:** provides corporate staff leadership, coordination and support for our global corporate responsibility policies and programs.
- **Safety, Security and Social Accountability Department:** developes and monitors our System standards relating to the safety and integrity of our products, including our Code of Conduct for Suppliers.

Balanced Active Lifestyles

Offering Menu Choice
Providing Nutrition Information
Promoting Physical Activity
Marketing and Communicating Responsibly



OPEN DOORS CERES STAKEHOLDER QUESTIONS AND PERSPECTIVE:

What role do you play in the obesity crisis and how are you addressing this responsibility?

Concerns about obesity trends are growing – and justifiably so. In most developed countries, obesity rates have risen dramatically in the last decade, and there is no end in sight. Debate centers on the causes and solutions. Is the problem due mostly to increasingly sedentary lifestyles, the abundance of cheap food or a combination? Can it be solved by government regulation or will it require a multi-faceted collaboration by government, NGOs, health professionals and private sector companies? And considering all this, what is the consumer's responsibility?

McDonald's has been a prime target in the obesity debate. So we asked them to take a deep dive into their approach to the issue, particularly their nutrition information initiative. Why are they focusing on providing information about the nutritional values of their food products and how does this fit into their overall approach? How do they view their responsibility and what, in their view, are its limits?

Mother and child selecting their order: Florida, U.S.

"McDonald's has long played a leadership role in providing nutrition information. Now, with the Nutrition Information Initiative, McDonald's is taking a creative and scientifically sound approach to communicating nutrition information, making it more clear and even more accessible for consumers."

DR. LOUIS SULLIVAN, PRESIDENT EMERITUS, MOREHOUSE SCHOOL OF MEDICINE, FORMER U.S. SECRETARY OF HEALTH AND HUMAN SERVICES, CLINICAL PROFESSOR OF MEDICINE, UNIVERSITY OF CALIFORNIA AT SAN FRANCISCO, MEMBER OF McDONALD'S GLOBAL ADVISORY COUNCIL ON BALANCED LIFESTYLES





A GLOBAL COMMITMENT ... A LOCAL APPROACH

The societal trends cited in the Ceres Stakeholder Questions and Perspective underline a fundamental opportunity for McDonald's. We began in the 1950s as a burger destination, at a time when customer expectations and needs about nutrition and balanced lifestyles were different than they are today. Consumer expectations are changing. We are evolving along with our customers by providing a wider array of options that will enable us to best serve their needs for the next 50 years as well as we have for the past 50.

Research, innovation and collaboration across many sectors are required to address these societal trends. Our aim is twofold: **to continue our efforts to be part of the solution** and to **build on our leadership role in the industry.**

To this end, we are very focused on our **Balanced, Active Lifestyles (BAL)** efforts, which provide our customers with the tools to make informed lifestyle choices for themselves and their families.



We at McDonald's love to talk about numbers, and our "billions served" signs have become almost as iconic as the Golden Arches themselves. Here are some numbers you don't see every day.

IN 2005 ALONE, OUR WORLDWIDE RESTAURANTS SERVED:

- **433 million pounds of vegetables, including 304 million pounds of mixed greens, 102 million pounds of tomatoes and 9 million pounds of carrots.**
- **181 million pounds of fruit, including 34 million pounds of apples in the U.S. alone.**
- **34 million pounds of apples served in the U.S. makes McDonald's the restaurant industry's leading purchaser of apples in the country.**
- **16 million gallons of fruit juice.**



LEADERSHIP STARTS WITH LISTENING

Our balanced, active lifestyles efforts are based on what our customers want and informed by the latest scientific findings in the fields of health and nutrition. To achieve our goal to continuously improve:

- **We're listening to our customers.** Their needs, interests and opinions about health and nutrition are important to us. We recently formed a Global Moms Panel to give us feedback on how best to serve the needs of moms and families around the world.
- **We're listening to independent experts on health and nutrition.** At the corporate level, a Global Advisory Council of top academic researchers and fitness experts from around the world advises us on a diverse range of BAL issues, including many of the major initiatives reported here.
- **We're listening to regional specialists to help guide our local initiatives.** For example, in Europe, a team of independent food specialists – the Nutritionist Steering Group – advises a cross-functional task force of senior-level corporate decision-makers about BAL programs. In Australia, McDonald's benefits from advice and recommendations from The Food Group of Australia – a team of accredited practicing dietitians.
- **We're listening to other individuals and organizations with expertise in BAL issues.** We actively seek out the opinions and insights of organizations like the World Health Organization, the International Olympic Committee, other non-governmental organizations (NGOs), health professionals, scientific researchers, educators and nutrition and fitness experts.

DR. HARVEY ANDERSON
McDONALD'S GLOBAL ADVISORY COUNCIL

Raised on a farm in Alberta, Canada, Dr. Harvey Anderson grew up understanding the importance of properly feeding the animals on which his family depended. This ultimately led him to a career in human nutrition science. Dr. Anderson is currently Professor of Nutritional Sciences, Physiology and Medical Sciences at the University of Toronto. He first worked with McDonald's in the late 80s and early 90s. He has been a member of the McDonald's Global Advisory Council for Balanced, Active Lifestyles since its founding in 2003.

"As nutritionists, we talk about 'energy balance,' a concept that most people still don't understand. For the average person, it's simply maintaining body weight by having input equal output. We also talk about the importance of lifestyle, and we translate that into acts of increased activity, like getting on a treadmill. McDonald's says, 'Yes, that's a part of it, but action is also about doing things. Don't just sit there — do something.'"

"There's a lot of skepticism out there, but McDonald's really does care about the health of children and the consumer — that's one aspect. The other aspect is the quality of the food. Serving more than 45 or 50 million meals a day with such an outstanding food safety record is extraordinary."

"When I sign up with any company as a scientific advisor, I tell them up front that if in two years I don't see we're having any impact, I'm done. I wouldn't be with McDonald's if I didn't fully believe they care."



WE AIM TO BE A LEADER IN SUPPORTING WELL-BEING FOR CHILDREN AND FAMILIES ...
EVERYWHERE WE DO BUSINESS

Based on everything we learn from our customers, independent experts, regional specialists and third-party organizations, we continue to develop and refine our three-pronged BAL program consisting of **Menu Choice, Information and Physical Activity**.



MENU CHOICE

Offer a diverse range of relevant, high quality food and beverage choices, in varied portion sizes, and served in a clean and courteous environment.



INFORMATION

Offer user-friendly nutrition and other information to help people achieve their well-being goals.



PHYSICAL ACTIVITY

Promote simple, fun ways for children and families to incorporate activity into their everyday lives.




Fruits à croquer



Above. Menu Choice advertisements from France (top) and Italy.

SERVING THE CHANGING NEEDS OF OUR CUSTOMERS

Many think of the Golden Arches as a place for classics such as a Big Mac or our world-famous French fries, which have remained favorites with customers around the world thanks to their high-quality basic ingredients like meat, fish, bread, vegetables and dairy and the fact that they just plain taste good. Today, however, we offer a far **broader selection of food and beverages** to meet the diverse needs and preferences of our customers around the world. And based on our strong sales performance, it would appear that our customers are responding.

We've successfully introduced new meal-sized salad selections in Australia, Brazil, Canada, Japan, several European countries and the U.S. We've begun to offer fresh fruit bags in Europe, whole apples in Australia and Brazil and Apple Dippers (bags of sliced apples with optional caramel sauce) in Canada and the U.S. In addition, yogurt desserts with fruit are available in the majority of our nine major markets.

At the regional and local levels, the concept of choice gets even more customer-focused. In Brazil, for example, coconut water is on the menu. Our restaurants serve rice burgers in Taiwan and porridge in the U.K..

MCDONALD'S CHEESEBURGER WINS THE QUALITY TEST

In 2005, Stiftung Warentest, an independent consumer rights foundation, tested 19 burgers of various kinds from quick-service restaurant chains and food companies in Germany.

The foundation analyzed the burgers from various perspectives, including:

- Look, taste, smell and structure of all elements
- Appropriateness for three separate age groups: childern, young people and adults
- Nutritional value per portion
- Combination with other products such as french fries and salads
- Microbiological content
- Packaging
- Extent of legal and nutritional information as provided to customers

It rated the McDonald's cheeseburger #1: "Tastes like a burger should," Stiftung Warentest said. "Beefy and grilled ... Also appropriate for children ... With salad and apple juice spritzer, it is a well-balanced principle meal."

EXPANDING MENU CHOICES

Developing an appropriate key performance indicator (KPI) for menu choice is new territory. We decided to start with a focus on the foods that experts around the world generally agree people should eat more often — fruits and vegetables. Specifically, the reference used for the development of this KPI was a report prepared by an international panel of experts as part of the development of the World Health Organization (WHO)/Food and Agriculture Organization (FAO) Global Strategy on Diet, Physical Activity and Health.

KEY PERFORMANCE INDICATORS	2005
Average # of items, per market menu, that contain at least 1 serving of fruit or vegetables	6.4
Average # of items, per market menu, that contain at least 1/2 a serving of fruit or vegetables	9.8

The WHO/FAO experts' report calls for a minimum of 400 grams of fruits and vegetables per day. As five is the number of daily servings recommended by various nutrition authorities, including the Department of Health in the U.K. and the Produce for Better Health coalition in the U.S., we determined a serving size by dividing the daily recommended amount (400g) by the daily recommended number of servings (5) to obtain 80 grams as a serving size.

To calculate the KPIs, we then conducted a comprehensive review of the menus in our nine major markets, as of June 2006, including core and promotional items. In this review, items that contained half and full serving sizes of fruit or vegetables were identified. This total number, for half and full serving sizes, was then divided by nine to obtain an average for each of the nine major market's menus. Because we offer both full meal and side dish offerings, as well as vegetables on sandwiches, we have included both full and half serving sizes for our KPIs.

Left. The Rice Burger, made of Kalubi beef or spicy chicken, served on a toasted rice patty, was such a hit in Taiwan that it will be expanded to other Asian markets this year.

Below. An advertisement communicates Happy Meal menu choice in Canada.



Happy Meal
1 pick
2 choose
3 drink

PROMOTING CHILDREN'S CHOICES

Our Happy Meals were originally designed to provide portion sizes suitable for young children, and that's still the case today. They also deliver essential nutrients growing children need – protein, calcium, iron and B vitamins, among others.

Today, under our balanced, active lifestyles strategy, **we are striving to increase Happy Meal options.** In a growing number of our major markets, customers may mix and match their main course, side, beverage and dessert choices to create Happy Meals tailored especially for their children's individual needs and preferences.

For example, McDonald's France offers a choice of five sandwiches, three side dishes, ten beverages and two desserts. Sides include carrot sticks, as well as two types of French fried potatoes. Beverages include bottled water (both flavored and unflavored), two juice options and a soft drink with no added sugar. And, for dessert, customers may choose a drinkable applesauce or a yogurt drink.

Happy Meal choices in the U.K. also include items such as carrot sticks, bottled water, juice and soft drinks (two types) with no sugar added, along with a fruit bag side or dessert and semi-skimmed organic milk. McDonald's Brazil offers a choice of four main courses: Hamburger, Cheeseburger, McNuggets (4) and Grilled Cheese Sandwich, carrots sticks or French fries, four beverages, including a fruit drink or coconut water, and as an addition, a whole apple or fresh fruit salad.

CHEF BRIAN FERGUSON
McDONALD'S AUSTRALIA



Brian Ferguson came to Australia from Ireland as an ambitious 18-year-old cook and soon became a banquet chef for one of Melbourne's most prestigious hotels. He joined McDonald's Australia, as Director of Product Development, in 2002, bringing with him extensive experience in the hospitality and airline industries.

"I came to McDonald's not knowing much about the quick-service industry. And I was gobsmacked by what I saw. I've been in the industry for 35 years and worked at many five-star establishments, but I have honestly never seen people work as cleanly, safely and efficiently as in a McDonald's restaurant.

"If the public believes in what we're doing, it allows us to then lift the bar a little higher. When we launched Salads Plus in Australia, and it was very well accepted, it spurred us on to experiment with other things. Before then, I don't think a lot of people believed that McDonald's could produce a fresh, crisp and tasty salad. With continued customer support, we had the foundation to try and achieve greater things."


Bagel
Calories
In many countries, the word "calories" begins with "cal".
Cal
Protein
Building blocks reflect protein's role in the body.
Fat
This icon is an easily recognizable measurement tool.
Carbs
Since carbohydrates fuel your body, a fuel gauge is used to represent the body's energy levels.
Sodium
The three holes represent the top of a salt shaker, or individual salt crystals.

Right. McDonald's Japan uses a code on packaging that allows customers to access nutrition information *via* web-enabled cell phones. (*Inset*) An explanation of the icons McDonald's is using to present nutrition information.

"People often ask me why I collaborate with McDonald's. If I can continue to help influence McDonald's to introduce more fruits and vegetables, as has happened over the last few years, it can be a powerful platform to make a difference by providing these options for more than 50 million customers a day."

DEAN ORNISH, M.D.
FOUNDER AND PRESIDENT, PREVENTIVE MEDICINE RESEARCH INSTITUTE, CLINICAL PROFESSOR OF MEDICINE, UNIVERSITY OF CALIFORNIA, SAN FRANCISCO



Dr. Ornish consults and advises McDonald's on food and nutrition.

ENHANCING CUSTOMER KNOWLEDGE

In a move we hope will revolutionize the industry, we began a major roll out of printing nutrition information directly on much of our packaging in early 2006 – the first major restaurant company to do so. We believe that our customers should have the same easy access to key nutrition information at McDonald's as they do when they shop in the grocery store. This will make it easier for our customers to make food choices that are right for them and their families.

OUR NUTRITION INFORMATION INITIATIVE

When it came to implementation, we wanted to make sure we did it right, so we spent a lot of time doing research and **consulting with our Global Advisory Council on Balanced, Active Lifestyles, the McDonald's Europe Nutritionist Steering Group, and other independent experts and government officials** on what to say and how to say it. Then we spoke with our customers to find out the format they preferred to convey nutrition information quickly and simply.

The result puts essential nutrition information right into our customers' hands, in a format that enables them to grasp, at a glance, how the food can fit into a balanced diet.

- **The format focuses on the five elements experts agree are most relevant to consumer understanding of nutrition – calories, protein, fat, carbohydrates and sodium.**
- For each of these elements, the **percentage of the daily recommended intake** the product provides is indicated.
- The format is **icon-based** and can be understood independent of language. And although it provides a global model, the format is flexible enough to adapt to local needs, customs and menus.

In some markets, we will also be including nutrition information in the local government's format, as well as our own.
For example, **McDonald's Europe will be one of the first restaurant companies to use the new pan-European nutrition reference values – the Guideline Daily Amounts (GDAs).** In the U.S. and Canada, the packaging will include the official nutrition facts panel that is required for packaged foods, along with our unique icons and bar chart.

The new packaging debuted in February 2006, in our restaurants at the Olympic Winter Games in Torino. By the end of 2006, we expect to have it in more than 20,000 of our restaurants worldwide.

A COMMITMENT TO NUTRITION EDUCATION

Concurrent with the packaging rollout, **additional information will be added** to our regional and local websites and in-restaurant materials to educate customers about the nutrition information format and how they can apply it in their daily lives.

In 2004, some McDonald's regions around the world began printing nutrition information about popular menu items on their trayliners. For example, in 2005, five million Happy Meal Choice Charts were distributed by McDonald's U.K.. This provided parents with easy-to-understand information on the major nutrition values of each Happy Meal combination, listing child Guideline Daily Amounts (GDAs) and even recommending the top Happy Meal combination as judged by the independent Mum's Panel.

In addition to these efforts, all our major markets provide nutrition information on their websites with a variety of additional information intended to help consumers make informed choices when dining at McDonald's.

BETTER INFORMING OUR CUSTOMERS

Customers obtain information in many different ways. Our aim has been to meet their needs though a variety of vehicles that make accessing the information more convenient. To measure our performance in providing nutrition information to customers, we are tracking whether this information is available in and outside of our restaurants.

KEY PERFORMANCE INDICATORS	2004	2005
Percent of major markets providing nutrition information:		
In-restaurant (trayliners and brochures)	**100%**	**100%**
Out-of-restaurant (websites)	**100%**	**100%**





Far left. The Go Active! website, www.goactive.com, encourages customers to lead balanced, active lifestyles though such features as a family fitness toolkit, tip of the week and interactive personal trainer.

Left. McDonald's is an Official Sponsor of the FIFA World Cup Games. We leverage Ronald McDonald to communicate our commitment to balanced, active lifestyles though ads such as this, which shows Ronald's shoes with soccer cleats.

THINKING GLOBALLY

As a company with a global presence and a youthful appeal, we feel strongly that we should encourage an active and balanced lifestyle, especially for young people. So we partnered with the International Olympic Committee, a group of outstanding athletes and other fitness experts to create the Go Active! Program, which provides opportunities for more targeted initiatives at the local level.

In addition, over the last two years, we have:

- **Expanded Ronald McDonald's role as an advocate and role model for balanced, active lifestyles.** Ronald began appearing in a new show, "Go Active! with Ronald," available for community events and other appropriate programs in seven countries.
- **Revamped our global website, goactive.com, to focus on moms and families.** The website includes personal fitness assessment tools, a resource library, an interactive "virtual trainer" to help create personalized fitness programs and other tips to help parents make sure that their families eat a balanced diet and get regular exercise.
- **Leveraged our corporate sponsorships to promote activity.** We are doing this in a number of ways. First, we have a role as a TOP (The Olympic Partner) sponsor and the official restaurant of the Olympic Games and the Athlete Village. We have committed to continuing our Olympic sponsorship through 2012, including our role as the exclusive worldwide sponsor of the annual Olympic Day Run. We also sponsor the FIFA (Fédération Internationale de Football Association) World Cup™ and the UEFA (Union of European Football Associations) championship games.

ACTING LOCALLY

Around the world, our local business units and owner/operators support a variety of local youth and family sports and other physical activity programs. Examples include:

- **McDonald's Canada's Go Active! Fitness Challenge.** Launched nationally in 2005, the challenge comprises six exercises which elementary school students complete and then use to measure their individual improvement over the course of the school year. More than 29,000 students from 329 schools across Canada participated in the challenge in 2005/06. Participating schools earned CAD $200 per participating class – up to CAD $500 per school – in physical education credits toward new gym equipment.
- **McDonald's Korea is collaborating with professional soccer teams to offer a soccer skills development program for school-age boys and girls.** This program addresses perceived local deterrents to physical activity, including strong social pressures for academic achievement and a lack of sufficient playgrounds and other recreational facilities. It is a fresh concept in the country because it offers all Korean children equal opportunities to participate. Co-educational and offered free of charge, unlike most junior soccer programs, it is expected to benefit more than 3,500 children this year.
- **McDonald's France "Ronald Gym Clubs."** These new PlayPlace concepts feature engaging activity zones for climbing, obstacle races, stationary bike riding, dance and basketball. Eight clubs have been opened, and an additional nine are scheduled to open in 2006.
- **McDonald's USA Passport to Play.** This unique physical education curriculum, offered free of charge to elementary school physical education teachers, helps children learn about and actually play games from 15 countries around the world. In 2005, 31,000 elementary schools across the country received the curriculum kit, and we estimate that seven million children enjoyed 16 million hours of educational play.





Above. McDonald's Japan has created a Food Education Time website, accessible by elementary and junior high school students, to increase awareness of the importance of a balanced, active lifestyle.

MARKETING AND COMMUNICATIONS PRACTICES

As an influential global advertiser, **we feel our responsibility is to communicate openly and honestly about our products, as well as to promote the basic tenets of the BAL program,** and thereby take advantage of the opportunity to contribute to individual lifestyle choices.

In the past several years, we have used our marketing expertise and resources to help inform consumers about the keys to balanced, active lifestyles in simple, fun ways that can motivate positive change.

In March 2005, we launched a global public education initiative to help consumers better understand the essential concept of energy balance. The creative core of the program brings the concept to life in a brief, personally engaging message — "it's what i eat and what i do."

"it's what i eat and what i do" is part of a larger effort to provide education and promote balanced, active lifestyles to children and families. Related public service initiatives include:

- In 2004 and 2005, McDonald's U.K. created a series of informational advertisements featuring animated characters called the YumChums (pictured top center). These colorful characters explain, through song and dance, how to keep fit and happy by eating a balanced diet, drinking enough fluids and exercising.
- In mid-2005, we debuted a new television commercial, Come Out and Play, which features Ronald McDonald getting children up off the couch and involved in a variety of outdoor sports activities. The commercial has so far aired in 19 local markets around the world.
- McDonald's Japan's Food Education Time website (pictured left) provides nutrition, energy and health management information along with information on food safety. Content from the site is used in elementary and junior high schools around the country to increase awareness of the importance of a balanced diet and healthy lifestyle among young children and teens. To develop the site, McDonald's Japan partnered with the Association of Cooperation and Education (ACE) and NHK International, a company that produces educational television programs and teaching materials for the NHK Education channel. Development of additional nutrition, health management and food safety curriculum materials and classroom activities is underway.


The

Right. In 2004 and 2005, McDonald's U.K. created the non-branded characters, YumChums, who help inform children about the need to eat a balanced diet and pursue an active lifestyle.

SENDING RESPONSIBLE MESSAGES

Our marketing and advertising standards require our communications to:

- Advocate a balanced, active lifestyle for children and, where appropriate, reflect this in our marketing and advertising.
- Offer appropriate food portion sizes, consistent with our Happy Meal standards, and avoid portraying the consumption of our food products in inappropriate situations.
- Not seek to undermine the authority, judgment or responsibility of parents or guardians.
- Not imply a psychological, social or physical superiority by using McDonald's products.
- Use celebrities and partnerships in ways that are age-appropriate.

The standards also define the appropriate role for Ronald McDonald, stating that his primary role is to inform and entertain and that he is our ambassador for balanced, active lifestyles.

McDonald's employees are responsible for awareness of these general marketing and advertising principles. Those whose work involves brand-related communications and/or use of McDonald's trademarks must comply with the specific policies and standards that expand on the principles. This same expectation applies to our suppliers and our public relations and advertising agencies. To help ensure an understanding of our advertising and marketing guidelines and their practical applications, we have initiated an interactive online training module for marketing staff and advertising agencies.

Marketing departments and agencies around the world regularly review planned advertisements and other marketing materials for compliance with our standards.


YumChums
NOW!

OUR PARTICIPATION IN VOLUNTARY SELF-REGULATORY PROGRAMS

We seek to play an active role in fostering responsible self-regulation of advertising and marketing practices.

In Canada, for example, we were a founding member of and remain actively involved in Concerned Children's Advertisers (CCA). Through this organization, leading Canadian companies collaborate to produce and deliver public service advertising and education campaigns on issues important to children's lives. CCA also plays an active role in upholding the Canadian government's system of codes and standards for responsible advertising for children

We are actively involved in the self-regulatory process in the U.S. as a member of the Supporters' Council of the Children's Advertising Review Unit (CARU), the self-regulatory body that is supported by industry to foster the truth and appropriateness of advertising for children. Its Self-Regulatory Guidelines for Children's Advertising embody high standards with which national advertising is expected to comply.

We have developed internal policies that govern our advertising and marketing communications and continue to revise these policies to reflect the current environment. These policies complement numerous country-specific voluntary business and industry standards, many of which are based on the principles articulated in the International Chamber of Commerce code of advertising practice.

OUR CHALLENGES & THE FUTURE

OUR CHALLENGES

EVALUATING NUTRITION CONTENT AROUND THE WORLD

With more than 30,000 restaurants in 118 countries — many of them serving menu items that appeal to local tastes and cultural preferences — we face a major challenge in gathering, organizing and communicating the nutrition values of foods and beverages served to our more than 50 million guests around the world every day. We are, therefore, developing a new global database to maintain detailed information about our offerings.

We have also established new procedures to determine nutrition values and manage changes in ingredients that would affect nutrition profiles. These will help to provide current and accurate nutrition information to our customers around the world on an ongoing basis.

We accept that we need to enhance our credibility. It is clear that there is a significant gap between our own internal commitment to balanced, active lifestyles and the public's perception. This is a challenge we must continue to address. We must work harder, listen even more, engage with more stakeholders and refine our balanced, active lifestyle programs and policies to gain more trust and confidence from the public on these issues.

THE FUTURE

In the next several years, we aim to advance our balanced, active lifestyles efforts by:

- Continuing to develop new menu offerings that provide our customers with a range of choices that correspond to their needs and preferences and can fit into a balanced diet.
- Developing more Happy Meal choices, including new entrée offerings and non-carbonated beverages without added sugar.
- Sticking to our timetable for phasing in our new nutrition information initiative for core packaging items.
- Continuing to assess, listen, learn and evolve our policies and marketing and communications practices so that we can continue our special regard for young people.
- Expanding our engagement with experts to ensure that we are guided by the best scientific information and insight.

PRODUCTS:

Responsible Purchasing

Social
Environment
Animal Welfare
Food Safety

Special Feature: CSR Fellows "Fork to Farm" Report



OPEN DOORS | CERES STAKEHOLDER QUESTIONS AND PERSPECTIVE:

How do you use your purchasing power to influence the upstream supply chain?

Many NGOs and other stakeholders are becoming increasingly frustrated by the lack of aggressive government action on significant environmental and social issues. As a result, they are focusing attention on private companies as potential agents for change. Companies are being asked to do more than ever before to address emerging sustainability issues. But we often hear that they have difficulty forging changes upstream in their supply chains.

McDonald's restaurants buy a lot of food, packaging, toys and other items. So we would like to know more about how you use your purchasing power. Have you tried to extend this influence upstream to farmers, producers and other raw material suppliers – and with what results? What are the challenges and barriers to more progress?

McCain potato farm, New Brunswick, Canada

"Working with McDonald's and its fish suppliers, I have seen first-hand the value of partnering with purchasers of this size, who can influence markets and send clear signals to governments to improve the fisheries they manage."

JIM CANNON, FORMERLY WITH CONSERVATION INTERNATIONAL;
NOW EXECUTIVE DIRECTOR OF THE SUSTAINABLE FISHERIES PARTNERSHIP, EUROPE



THE McDONALD'S/HAAS SCHOOL OF BUSINESS AT THE UNIVERSITY OF CALIFORNIA, BERKLEY "CORPORATE SOCIAL RESPONSIBILITY FELLOWSHIP" ASSIGNMENT

In the fall of 2005, McDonald's invited students from the Haas School of Business at the University of California, Berkley to experience the McDonald's System from the inside out — to get a full and unfettered look into our U.S. beef supply chain. The Fellows (pictured below) committed to approaching their work with an objective eye and to listening and learning from all sides of the issues. In return, McDonald's committed to providing "open doors" exposure to our System and to incorporating their efforts into our next Worldwide Corporate Responsibility Report. And, so, here it is — their report with their opinions.

This is **OPEN DOORS** in action.


Jenna
Renu
David
François
Kirsten
Eric

* "Fork to Farm" represents our "birds-eye view" of the supply chain. As a retailer, we work from the front counter back to the farm level, and our ability to influence socially responsible policies and programs is reflective of this reality.

CSR FELLOWS REPORT: From Fork to Farm

For three months, we reviewed McDonald's U.S. beef supply chain from "fork to farm" with a specific focus on animal welfare, the environment and labor. McDonald's opened its doors, invited us in and introduced us to many of its suppliers and stakeholders. We note at the outset that we saw a small sliver of a huge industry, and that we are by no means beef experts.

We also want to note at the forefront that many of our ideas are geared toward the sustainability of animal agriculture and would need to be adopted by suppliers to McDonald's. We see this as the first of many steps that will hopefully act as a starting point for the next wave of improvements. This report, therefore, is not just for McDonald's, it is for the entire animal production value chain.

We viewed the issues of animal welfare, environment and labor through the lens of quality and safety, because these elements carry through the value chain all the way to the restaurant counter. We interviewed more than 25 stakeholder groups – ranging from McDonald's personnel and suppliers to academics, NGOs, and trade organizations – to learn about the industry from an objective perspective. We observed every stage of beef production, including a ranch, three feedlots, four slaughterhouses and one final processing plant in different parts of the country. McDonald's CSR staff and supplier representatives who accompanied us were helpful in uncovering current and emerging issues within the industry.

"Before seeing a slaughterhouse ourselves, we had read about the problems they faced: high injury rates, illegal immigrants, limited freedom of association and poor working conditions. However, when we toured the three slaughterhouses we observed many positive developments and changes to benefit the workers."



Behind the front counter

SPHERE OF INFLUENCE

The beef industry is complex. With hundreds of thousands of ranches, thousands of feedlots and dozens of slaughterhouses and final processors, the industry is alternately fragmented and consolidated, depending on where you stand. Contrary to what many people believe, McDonald's does not own or buy cows. There are numerous transactions and transfers of ownership before McDonald's ultimately purchases its custom-made, ground beef patties. These patties are made up of beef trimmings, which make up approximately 20% of the total monetary value of a carcass.

Within the beef supply chain, McDonald's is positioned several steps away from the slaughterhouse and even further from the farm. Thus, the company's ability to exert control over the beef industry is somewhat limited. Still, as the largest buyer of beef in the United States (at the time of this writing), McDonald's is able to affect the supply chain by using its influence to initiate positive change down the chain. For example, when McDonald's instituted new animal handling requirements for its beef, slaughterhouses across the country changed their practices.

VEHICLES FOR CHANGE

McDonald's has used several tactics to implement a variety of responsible policies in its supply chain, including a supplier Code of Conduct for labor, a Supplier Quality Index to discriminate among suppliers' quality records and a premium purchasing program for traceable beef. We believe McDonald's can continue to successfully use such programs, as well as consider a preferred purchasing program that would facilitate preferential buying from suppliers who meet certain environmental, animal welfare and labor benchmarks. By rewarding incremental improvements in supplier performance, a preferential purchasing program could have considerable impact on all these areas. Such a program could enable McDonald's to inspire continuous improvements among its suppliers; it could also have a resounding effect on the industry.

McDONALD'S LEADERSHIP – PAST, PRESENT, FUTURE

From what we have observed in our three months of study, observation and stakeholder engagement, McDonald's is leading the fast food industry in terms of corporate responsibility in its beef supply chain. As always, there is still much room for the bar to move higher. Given McDonald's power as a leader and current momentum, we believe McDonald's should challenge itself, its competitors and its supply chain to continuously improve performance on these critical issues.

Jan. 12/06

PEOPLE ... to restaurant - supply chain

- good - common for leading major cos
linked to
behavior

(values) (behaviors)


processing plant

PEOPLE IN THE BEEF SUPPLY CHAIN?

It takes more than a cook to make a hamburger. People raise the cows and cut and package the meat that eventually ends up on a McDonald's customer's tray. The people in the beef supply chain are McDonald's suppliers' employees. When assessing McDonald's people practices we included the following: worker conditions and human safety, training and development and wages and benefits.

We focused on the slaughterhouses because this is the step in the supply chain with the most impact on people. In addition, inherent safety risks exist in a slaughterhouse. Finally, the consolidation in this supply chain step enables changes to be implemented more easily than at the more fragmented feedlots.

A CHALLENGING ENVIRONMENT

Before seeing a slaughterhouse ourselves, we had read about the problems they faced: high injury rates, illegal immigrants, limited freedom of association and poor working conditions. However, when we toured the three slaughterhouses we observed many positive developments and changes to benefit the workers. For example, communication channels are in place within and between plants to help share information about safety processes and best practices. Ergonomics programs have been implemented and equipment has been modified to minimize the strain of the workers' repetitive motions. Finally, unions play a key role in the slaughterhouses we saw and help serve as a voice for workers.

SAFETY PAYS

The managers we spoke with shared positive reports of reductions in injury rates and lower turnover over the last 5-10 years. The firms wish to create a safe environment for their workers, as the meatpacking industry is under scrutiny given its past reputation as dangerous. One of the plants offers more than 40 hours of training to new employees and supplementary training for current employees. Another plant used lightweight protective titanium suits to reduce strain on the workers. Managers seem to recognize the benefits of a productive and proud workforce to their companies' reputations as well as their financial bottom lines.

LINE SPEED SAFETY

Though the line speed for knocking cattle is government regulated at slaughterhouses, the line speed for fabrication is not. This allows the slaughterhouses to increase the speed of production as necessary, which directly relates to their profits. Although a direct link between line speeds and worker safety has not been proven, we recommend McDonald's work with its suppliers to enforce a common line speed to help prevent the opportunity for injury.

MEAT PROCESSING INDUSTRY FORUM

While the plants we visited report lower Total Incident Rates (TIR) and lower Turnover Rates than the industry average, the plants should strive toward a goal of lowering accidents and injuries further. McDonald's can help coordinate and support a Meat Processing Industry Forum to discuss current safety issues and trends, equipment innovations, and share best practices.

While the improvements to the people practices we observed in the slaughterhouses are encouraging, McDonald's suppliers can continue to make an impact on their upstream beef suppliers by helping to reassess line speeds and convening an industry forum to discuss common safety issues and share best practices.


cardboard recycles


trash landfill
Plant
Rend
fat


HARVESTING FACILITY

BEEF IND[...]

FARM/RAN[...]

FEEDLOT

DISTRIBU[...]

RESTAUR[...]

CONSUM[...]

DISPUTED IMPACTS

We found wide consensus, among the scientific community and environmental groups alike, that beef production has significant impacts on air and water quality. However, there is debate surrounding the magnitude of these impacts. Rather than attempting to resolve the differences in this debate, we sought to define the environmental impacts of beef production and identify best practices where McDonald's has potential to increase its influence: the feedlots and slaughterhouses. In fact, we found that many of the solutions to reducing environmental impacts at these two stages are similar.

MURKY WATERS

Beef production impacts many different natural resources. Raising cattle requires large quantities of water, although estimates of the exact quantity of water required span a wide range. During rainstorms, animal waste from feedlots is washed into rivers and streams, delivering excessive amounts of nitrogen to stream ecosystems and compromising the ecological integrity of these systems. This runoff also transports antibiotics and hormones to the waste stream and reduces the productivity of downstream wildlife. Methane, emitted from animal waste, is a greenhouse gas as well as a contributor to particulate air pollution.

THE GOOD, THE BAD, AND THE MUDDY

Currently, with Conservation International, McDonald's is developing and beginning to implement an environmental scorecard for its direct beef suppliers, the final processors who grind beef into patties. A significant opportunity exists for McDonald's suppliers to create environmental guidelines for indirect suppliers, such as feedlots and slaughterhouses, where significant levels of impacts occur.


ground beef packaging

PREFERRED PURCHASING PROMOTES BEST PRACTICES

The feedlots we visited had wastewater lagoons to collect runoff from feedlots, preventing it from contaminating nearby rivers and streams. The wastewater was then used in moderate quantities to fertilize agricultural crops. Some feedlots we learned about took a further step by covering the lagoons to trap methane gas emissions. A slaughterhouse we saw had installed a methane-fueled generator to convert the animal waste into electricity and fuel other equipment. If McDonald's preferentially purchased beef that came from slaughterhouses and feedlots that have, at a minimum, waste lagoons and, ideally, covered lagoons with methane-fueled generators, it could reduce the methane emitted to the atmosphere and improve the quality of streams and rivers.

One feedlot we visited had developed an environmental management system (EMS). An EMS involves auditing a facility's energy use, inflows, and outflows, and establishing a comprehensive system of monitoring and compliance on environmental performance. Encouraging all direct and indirect suppliers – down to the feedlot level – to have an EMS in place would be another logical step towards environmental protection.

SUPPORT PILOT PROJECTS TO DEMONSTRATE ENVIRONMENTAL STEWARDSHIP

To reduce the costs to its suppliers, McDonald's should advocate for best practices by supporting pilot-scale projects at individual feedlots. By supporting such best practices as methane generators on waste lagoons, McDonald's could not only enjoy the public relations benefits of highlighting its progressive environmental policies, but it could also push the entire beef industry to adopt better waste management practices.

INCREMENTAL IMPROVEMENTS

Given McDonald's decentralized business model and deep market penetration, it is difficult to define a single solution for environmental sustainability. McDonald's has already taken productive steps in partnering with environmental stakeholders and developing an Environmental Scorecard for direct suppliers. Taking incremental steps to reduce the environmental impacts of indirect suppliers through a preferred purchasing program is an important next step in the right direction. Through these activities, McDonald's can set a strong example for the rest of the beef industry, and, quite possibly, the entire fast food industry.



A CONTRADICTION?

At first glance, it can appear that animal welfare and the meat industry are at odds: how could an industry that slaughters animals truly care for animal welfare? Our trips, conversations, and readings highlighted a different perspective. Good animal welfare practices include monitoring feed content, handling cattle humanely, maintaining safe facilities, and examining cattle health – all of which directly affect the quality of not only an animal's life, but also the quality of the beef.

McDONALD'S LEADS THE WAY

The majority of stakeholders with whom we spoke, whether a competitor, NGO, or an academic, agreed that McDonald's, through its policies, had significantly improved animal welfare practices in the beef industry, particularly at slaughterhouses. In 1999, McDonald's began conducting animal welfare audits and, in 2001, it formed an all-star animal welfare advisory council, based on the research of Dr. Temple Grandin. Both initiatives positioned McDonald's at the forefront of animal husbandry standards.

INCONSISTENCY AT FEEDLOTS

There is no standard enforcement of animal welfare practices at feedlots, and we observed inconsistent practices across a handful of locations. At one feedlot, the operator uses tallow, a ruminant animal byproduct, in its feed. At another, the operator criticized such practices, though noted it is approved by the FDA. This operator believed such feed should be prohibited in order to provide another firewall for preventing BSE.

The use of antibiotics was also inconsistent. Some use these substances solely to treat sick animals; others use them sub-therapeutically to prevent chronic illness or outbreaks. Some assert that antibiotics ensure healthy animals that eat and grow consistently, others affirm that they are used as growth-promotants.

Lastly, some feedlot operators found that installing cooling/draining mechanisms for cattle yielded more comfortable, active cows that continue to feed in healthier proportions. Example methods include canvas covers over pens and water sprinkler systems. Still, others were not convinced of the return on investment.

OPPORTUNITY TO IMPROVE QUALITY AND SAFETY

Having observed an animal welfare audit at a slaughterhouse firsthand and having learned that such audits have effectively raised the level of animal husbandry, we see an opportunity to replicate this successful practice at feedlots. Required criteria could include policies on: allowable feed ingredients (e.g., an approved list of components); feedlot conditions (e.g., x amount of sprinklers required per 1000 head); and antibiotic use (e.g., no sub-therapeutic treatments).

Implementing audits at feedlots, however, is a significant challenge. For one, the number of sizable feedlots is 25 times greater than the number of slaughterhouses. Though more costly and complex, McDonald's suppliers have the opportunity to provide leadership. The company's commitment, throughout its supply chain, to the quality of its beef, the safety of employees, and the humane treatment of animals, should demand more careful and consistent handling of cattle throughout its life.

BALANCING ACT

We found that animals tend to be treated better when there are clear, enforceable guidelines and regular audits. Therefore, McDonald's must strike a balance between continuing to raise the bar for animal welfare practices, doing the right thing for all stakeholders, and building a successful business.

PREFERRED PURCHASING PROGRAM

As noted above, we recommend that McDonald's implement a "preferred purchasing program" through which the company purchases greater quantities of beef products from suppliers who have taken actions to improve their labor, environmental, or animal welfare performance. Currently, there is no direct link between supplier performance in these areas and the quantity of beef that McDonald's purchases from them. By adding these criteria to its purchasing decision, McDonald's would in turn encourage its suppliers to make purchases from responsible suppliers. Ideally, this preference would continue all the way upstream to the farm.

In order to differentiate "preferred" suppliers, we recommend that McDonald's develop a "Social Responsibility Index" for each supplier based on a combination of audits and self-reporting. By preferentially buying from suppliers who score higher on the Social Responsibility Index, McDonald's can encourage all of its suppliers to continuously improve their social accountability, animal welfare, and environmental practices.

CONCLUSION



Animal welfare audit
FEEDLOT VISIT

"At first glance, it can appear that animal welfare and the meat industry are at odds: how could an industry that slaughters animals truly care for animal welfare?"



NEXT STEPS TOWARD SUSTAINABILITY

Throughout our fellowship, we have largely examined McDonald's within the context of two industries: the U.S. beef industry and the fast-food industry. There is little doubt that McDonald's sustainability efforts have significantly impacted both. Look no further than McDonald's animal welfare audits. Beef slaughterhouses across the country are now conducting audits to meet McDonald's standards. Other fast food companies are trying to replicate these efforts.

But for McDonald's to consider its operations truly sustainable, it should begin to look beyond fixing incremental problems within its current system and, instead, consider transforming the system itself. Although our project focused on the domestic beef industry, we were surprised to learn that outside of the U.S., completely different farming systems can produce beef both profitably and sustainably. For example, in South America, cattle are grass-fed, rather than raised in feedlots. In Europe, due to a strict regulatory climate and high consumer pressure, cattle are raised without growth hormones and with limited antibiotics. We acknowledge that such business drivers for change as the regulatory and consumer pressures present in Europe are absent in the U.S. At the same time, we believe that these different systems of cattle production may inform potential avenues for increasing sustainability in the U.S. beef industry. Because of its global reach and international scale, McDonald's is ideally situated to lead the U.S. beef industry to explore more sustainable practices.

McDonald's views its leadership in the sustainability of its beef operations relative to its fast-food competitors. But as the company recognizes, the McDonald's eating experience carries with it a commitment to a much broader group of stakeholders: the customers, the community, and its suppliers. Thus, McDonald's should no longer just benchmark itself against other fast-food companies, but against all companies that deliver food, including grocery stores, wholesalers, and farmers.

RETROSPECTIVE

Finally, we would like to thank McDonald's for this unique learning opportunity. Tracing the path of a hamburger from fork to farm provided us with real-world depth to our study of CSR. We were honored by McDonald's willingness to engage us in a dialogue about many challenging issues in the beef supply chain. We hope that our perspective will provide a meaningful platform for future discussions.

CSR FELLOWS

Remi M. Bhatt — François Perrot
Jennifer Feldman — Frederic A. Potts III
David Kwok — Kirsten Tobey

RESPONSE TO CSR FELLOWS FROM DR. CATHERINE ADAMS

First let me state how excited we were when the Haas School of Business, at the University of California, Berkley agreed to explore such an important and often misunderstood topic. In keeping with our "Open Doors" theme, what better way to deliver on this promise than giving these CSR fellows full and unrestricted access to our System as well as our suppliers' practices for raising cattle, feedlots and meat packing facilities? We were pleased they were willing to take on this initiative and eagerly anticipated their findings. It is clear from their report that we delivered on our promise for an unvarnished look at our suppliers' practices for beef production. We appreciate the candor of their report and the recommendations offered so that both McDonald's and the industry can continue to "raise the bar."

We were pleased to read that the CSR Fellows endorsed so many of our practices, recognizing that our "industry-leading" efforts have changed practices relative to animal welfare, the environment and people for the better. The Fellows' findings are heartening given just how strongly each of us at McDonald's believes in these principles. They are the soul of the people of McDonald's.

And yet, we also accept that there is more to do. We take the recommendations in the CSR Fellows' report seriously and pledge to look into each one, working with the meat industry and our "best in class" suppliers to see what can become part of our evolving social responsibility agenda, immediately and in the future. While McDonald's buys a relatively small proportion of the worldwide beef consumption, we have been impressed at our success in changing industry practices directly and indirectly. We recognize our ability to do more and our responsibility to explore this potential.

We only work with suppliers who are as committed as we are to protecting the land, water, air and the animals that consti-tute our food supply. We will strive to build on the excellent work of the CSR Fellows and ask that you hold us accountable to this promise by providing updates on the progress we are making in future reports.

Catherine E. Adams, PhD, RD
Corporate Vice President, Worldwide Quality,
Food Safety and Nutrition

POSITIVELY INFLUENCING THE SUPPLY CHAIN

We are a big purchaser. As such, we have a unique opportunity to leverage our influence to help shape and impact social, environmental, animal welfare and food safety and quality issues. Social responsibility is one of the three pillars that form our global supply chain management strategies — for three simple reasons:

1. **With our size and scope comes responsibility.**
2. **It's simply good business.**
3. **We have a long-standing tradition of doing the right thing.**

COLLABORATION THROUGHOUT THE SYSTEM

Our closest, longest-term supplier relationships — those that provide the best opportunities to collaborate on social responsibility issues — are primarily with food processors, not companies that raise the cattle or grow the soybeans. **We place high expectations on our key suppliers — OSI, Simplot Foods, East Balt, Golden State Foods, Sunny Fresh Farms, McCain, Cumberland Dairy and Mullins Food, just to name a few — to share our core values and partner with us in addressing important issues. And they do.**

We look to these direct suppliers to translate the commitments they share with us into standards, guidelines and programs for their own suppliers. We provide encouragement and support through training and technical assistance where needed. In some areas, we have worked with direct suppliers to develop specific procedures to ensure compliance with our standards — annual certifications, for example. Certainly, the CSR Fellows Report (*pages 26 a, b, c*) provides an interesting perspective on how we can do more to impact practices, starting in our restaurants and working all the way back to the farm.


CORPORATE
SOCIAL
RESPONSIBILITY


PEOPLE
PRODUCT
PLACE
PRICE
PROMOTION

SOCIALLY RESPONSIBLE SUPPLY SYSTEM

VISION:

We envision a supply system that profitably yields high quality, safe products without supply interruption while creating a net benefit for employees, their communities, biodiversity and the environment.

PRINCIPLES:

Our work toward a socially responsible supply system is motivated by our commitment to our customers, leadership on sustainability issues and desire to "do the right thing." With this foundation, we will:

- Use a "systems approach" to understand how our supply chain impacts and is affected by the natural and social world and to help us find solutions.
- Maintain a long-term view in supply planning and setting expectations.
- Combine a global perspective with locally-developed responses that meet local needs and generate on-the-ground results.
- Base our strategies on the best science available.
- Work in partnership with our suppliers to promote continuous improvement.
- Balance our long-term responsibility goals with the near-term need to perform in a competitive market.

GUIDELINES:

SOCIAL & ECONOMIC

Protect the health and welfare of employees and contribute to the development of the communities in which they live and work.

Seek ways to increase economic profitability by increasing resource use efficiency and harnessing the benefits of ecological services.

ENVIRONMENT

Maximize water use efficiency and eliminate the release of waste into water.

Minimize release of harmful byproducts into the air.

Maximize energy use efficiency and use ecologically sustainable renewable sources when feasible.

Minimize waste production, maximize recycling and ensure proper handling and disposal of solid waste.

Maintain soil health by controlling erosion and improving structure and fertility.

Preserve natural habitats for native species and protection of biodiversity.

Minimize the use of chemical pest management inputs that impact human, animal and environmental health.

ANIMAL WELFARE

Ensure that animals' needs for food, water and space - as well as other physiological, behavioral and hygienic needs - are met consistently.

MIKE LUKER, PRESIDENT,
SUNNY FRESH FOODS, INC.

OPEN DOORS



Mike Luker is President of Sunny Fresh Foods, Inc. – a major supplier of eggs and egg products for McDonald's U.S. restaurants. Sunny Fresh is part of the Cargill family of companies, which also supplies us with meat products, cooking oil, juice and salt. In 2005, Sunny Fresh received one of the prestigious Malcolm Baldridge National Quality Awards, recognizing businesses and other organizations for all-around excellence in quality and performance. This is the second time that Sunny Fresh has won the award.

"As a supplier to McDonald's, we are doing everything we can to ensure the products we supply to McDonald's are safe, and to date, we have been successful. This is our charge. This is what McDonald's requires, and we will continue to do everything we can to deliver on this expectation.

And our efforts go further. We like the positive push for continuous improvement from McDonald's. And we like collaborating on tough issues with McDonald's – issues that combine our business skills while improving society at the same time. By knowing McDonald's as we do, we often step up to fill needs. For example, we helped McDonald's by being the first to implement and operationalize the animal welfare leadership standards for laying hens. We helped develop a minority-owned egg supplier (Best Egg, LLP). We intend to be there for the next challenge as well."

MEASURING OUR SUPPLIERS: SOCIAL RESPONSIBILITY COUNTS

In the system we use to measure, recognize and reward key food supplier performance – the Supplier Quality Index (SQI) – social responsibility criteria are included.

The SQI consists of six broad evaluation categories. For each major category, there are subcategories and, within each subcategory, specific criteria reflecting our expectations. Social responsibility is a major subcategory under management. Within it, there are criteria for overall management, compliance with our Code of Conduct for Suppliers and practices related to the environment, animal welfare, sustainable agriculture and diversity. Levels of performance are rated on a 0 – 5 scale.

SQI SOCIAL RESPONSIBILITY SCORING MATRIX EXCERPT

Score	Description
0-1	Supplier understands key areas involving social responsibility and complies with all local requirements.
1-2	Supplier has established plans on how this discipline is managed.
2-3	Supplier has clearly defined plan, with goals, measured targets and a person appointed to manage these plans for the organization.
3-4	Best practices have been established and these are recognized by their industry.
4-5	Supplier has established relationships with outside councils and groups. Reports have been written. Targets have been attained.

SQI evaluations are conducted at the country level. On an annual basis, the local supply chain team evaluates the key suppliers from which it purchases. The supplier also rates itself using the SQI. The supply chain team and supplier representatives then meet to discuss their respective ratings and finalize an SQI score. From this meeting, the supplier's strengths and weaknesses are identified, resulting in corrective action plans. These are used to identify best practices and drive continuous improvement.

A similar matrix and assessment process has recently been implemented for McDonald's distributors worldwide.

We focus on three primary areas of socially responsible purchasing, with food safety and quality at the foundation of all that we do:


SOCIAL
ENVIRONMENT
ANIMAL WELFARE
FOOD SAFETY AND QUALITY


SOCIAL
ENVIRONMENT
ANIMAL WELFARE
FOOD SAFETY AND QUALITY

FARM LEVEL WORKER ISSUES...
COLLABORATING ON TOMATO GROWER STANDARDS

Over the last two years, we have engaged with our suppliers and other stakeholders in developing standards and assurance programs for growers in Florida that produce tomatoes for the McDonald's System in the U.S.

In 2005, the Florida Fruit and Vegetable Association (FFVA) started to more formally address the conditions of farm workers in the Florida tomato industry. The FFVA effort presented us with an opportunity to support an important cause. We participated in discussions with a number of stakeholders, including our suppliers, industry groups and worker advocacy organizations, and we shared with FFVA our experiences with our own Supplier Social Accountability program. The end result was a new program – Socially Accountable Farm Employers (SAFE). The program includes standards that establish essential protections for Florida tomato farm workers and a certification process to verify compliance. Further information about the program is available on the SAFE website at http://www.safeagemployer.org.

In addition to supporting this industry-wide effort, McDonald's and our produce suppliers established grower standards that require Florida tomato growers to:

- Be SAFE-certified.
- Hire workers as employees, rather than day laborers.
- Network with local resources so that workers have access to health screening and counseling services.
- Provide workers with opportunities to raise issues and offer suggestions.
- Ensure that an adequate supply of safe and affordable housing is available.
- Ensure that transportation for workers, when offered, is safe.

Growers are to work with reputable third-parties to verify compliance.

To support these efforts, we enhanced our procurement practices to encourage our approved suppliers to purchase from preferred Florida growers who adhere to the SAFE standards and the McDonald's Grower Standards. While our purchases represent only about 1.5% of Florida's commercial tomato market, we hope our efforts will help these programs expand beyond McDonald's.

PUTTING PEOPLE FIRST

Our Supplier Social Accountability program is a core component of our expectations for suppliers. We have a Code of Conduct that specifies our expectations for suppliers' social accountability. As it indicates, we are committed to engaging suppliers that provide fair and safe working conditions for their employees. The Code is available at www.csr.mcdonalds.com/code.html.

The first step in our program is to communicate the Code to our suppliers. We require them to acknowledge its terms and their agreement to comply, by returning a signed copy.

KEY PERFORMANCE INDICATOR*	2004	2005
% of total food, packaging and tier-1 equipment suppliers that have affirmed our Code of Conduct	57%	89%

*WORLDWIDE

Over the past two years, we have trained hundreds of suppliers and conducted thousands of onsite facility assessments. These have included examinations of written records, inspections of physical facilities and equipment, private interviews with workers and discussions with facility managers. The training sessions and assessments have not only promoted compliance with our expectations. They have improved our understanding of conditions in the diverse facilities that produce products for the System. This helps us to shape our program and target resources where they will have the greatest impact.

Two important supplier-led initiatives have been launched:

- A collaborative project to build social accountability management capacities in supplier facilities (Project Kaleidoscope).
- A pilot of upstream workplace standards in the Florida agricultural supply chain (sidebar case study).

BEYOND COMPLIANCE: PROJECT KALEIDOSCOPE

Collaborating with The Walt Disney Company and seven faith-based and socially responsible investment organizations, we formed an ongoing working group to explore possibilities for more effectively promoting sustained compliance with corporate codes of conduct and improved worker conditions. In addition to McDonald's and Disney, the working group members are As You Sow Foundation, the Center for Reflection, Education and Action (CREA), the Connecticut State Treasurer's Office, Domini Social Investments LLC, the General Board of Pension and Health Benefits of the United Methodist Church, the Interfaith Center on Corporate Responsibility (ICCR), and the Missionary Oblates of Mary Immaculate.

The result was Project Kaleidoscope, which tests an approach to sustaining compliance based on dynamic, internal management systems and ongoing worker input at the factory level. Factory owners, managers, supervisors and workers are trained. Owners and managers are then held accountable for developing and maintaining internal systems that identify and trigger corrective actions for compliance challenges as they occur. External reviews by third parties ensure the systems are working and encourage compliance with corporate workplace standards. The approach has been piloted in 10 factories in southern China, and a final project report is scheduled to be published in 2006.

THE AVIAN INFLUENZA THREAT

Our #1 responsibility is and will always be to deliver safe, high quality food to our customers. Also critical is providing a safe working environment for our employees. So it's no surprise that we have been aggressively addressing potential Avian Influenza (AI) risks since the disease first re-emerged in Southeast Asia.

In 2004, our Worldwide Supply Chain Management Team jumped into action, developing additional guidelines for our poultry suppliers and undertaking a full review of our internal biosecurity standards and firewalls. As part of the new guidelines, we are requiring our poultry suppliers, where legally permitted, to establish appropriate AI testing for all flocks before they enter our supply chain.

With our active support, a new global coalition – Secure Supply of Affordable Food Everywhere (SSAFE) – was formed to strengthen the global food safety system, and it adopted AI-related issues as its first project.

With our further support and in cooperation with the World Animal Health Organization (OIE) and the UN Coordinator for Avian and Pandemic Influenza, SSAFE and the TAFS Foundation (International Forum for Transmissible Spongiform Encephalopathies and Food Safety), convened an unprecedented global summit conference on AI. Held in Bangkok, Thailand, in December 2005, the conference brought together representatives of key UN agencies, ministries in the EU, Canada, the U.S. and approximately 10 Southeast Asian countries and a select group of major corporations that have facilities and/or supply chain operations in Southeast Asia and demonstrated commitments to social responsibility. McDonald's and several of our major suppliers were among them.

One outcome of the summit was the development of specific, collaborative action plans to swiftly address critical AI prevention and containment needs in Southeast Asia. As a result, McDonald's has committed funds to help expand a multi-faceted AI project that CARE has implemented in Vietnam. (CARE is a leading humanitarian organization fighting global poverty. On the issue of AI, they are working to educate people about preventing the spread of the disease.) We are also working to sustain the momentum of this public-private partnership so we can address some of the longer-term priorities identified at the summit.

PRESERVING ANTIBIOTIC EFFECTIVENESS

Although antibiotics are truly wonder drugs, recent findings have suggested that overuse in farm animals is leading to increased resistance in humans. We have moved to get in front of this issue by implementing an innovative policy to protect public health.

In 2003, we **issued a Global Antibiotics Policy for Farm Animals.** Our policy – a collaborative effort with major poultry suppliers, animal drug manufacturers, physicians, animal health and welfare specialists, environmentalists and other food retailers – is intended to complement ongoing scientific and regulatory efforts to address the resistance problem by **controlling, even minimizing where possible, the use of antibiotics in our supply chain.** It applies to key direct-relationship suppliers that have direct control over the animals raised – poultry suppliers, principally in the U.S. and in Europe. The policy requires dedicated suppliers to follow specific Guiding Principles for Sustainable Use of Antibiotics.

By January 2005, all direct suppliers subject to the policy were required to have completely phased out the use of prohibited antibiotics. In collaboration with our direct relationship poultry suppliers, we also had developed a program to help ensure compliance with the policy. It requires covered suppliers to annually certify their compliance. The first annual certification was completed at the end of 2005.

We are encouraging similar efforts in areas where we do not have the same level of influence, i.e. pork and beef. In 2005, Smithfield, one of our major pork suppliers, voluntarily adopted the Guidelines.

Clearly, the issue of antibiotics resistance extends far beyond the McDonald's System. As with other such issues, we have endeavored to exercise leadership and thus encourage other companies to act. Some of our efforts have included presenting the initiative at conferences and advocating that trade associations adopt voluntary antibiotics policies.



"When McDonald's asked its chicken suppliers to reduce antibiotics use, they started a revolution in the poultry industry. Not only has McDonald's improved its own supply chain, but the message has reverberated – now four of the top 10 poultry producers are reporting a significant drop in antibiotics use. By using its purchasing clout, McDonald's is helping to preserve the effectiveness of life-saving antibiotics for humans."

GWEN RUTA
DIRECTOR FOR
THE ALLIANCE OF
ENVIRONMNETAL
INNOVATION,
ENVIRONMENTAL DEFENSE

LISTENING TO OUR CUSTOMERS: GENETICALLY MODIFIED FOODS

In our diverse markets, consumer attitudes toward biotechnology vary. In North America, foods made with genetically modified (GM) ingredients are generally accepted, while Europeans tend to be wary of them. As a food retailer, we listen to our customers. Thus, in Europe, we specify non-GM ingredients.

Since our last report, we have become involved with two new initiatives related to bio-engineered crops:

- **Support for the Food Products Association's strong concerns about applications of plant-made pharmaceuticals.** Since research shows that, without proper controls, the use of food crops to produce Plant Made Pharmaceuticals (PMPs) can impact the integrity of food and feed supplies.
- **Support for the decision-tree approach developed for the UN's Food and Agriculture Organization and the World Health Organization** to evaluate the allergenicity of genetically modified foods.

Biotechnology is a quickly evolving issue in terms of scientific and consumer attitudes. We follow developments in this important field closely and are guided in our approach by three key principles:

- Awareness and engagement
- Customer focus
- Reliance on experts

We will apply these principles in deciding whether to purchase new GM products. On a case-by-case basis, we will review the status of regulatory approvals, customer acceptance, prospective consumer benefits, cost and potential safety and environmental impacts.

TOM KASZAS
CHIEF ENGINEER ENVIRONMENT, McCAIN FOODS LIMITED

Tom Kaszas of McCain Foods was one of the environmental scorecard pilot program participants. Tom is a self-described "help desk for the environment." He is responsible for advising on global policy and determining technical approaches to resolving environmental issues for McCain Foods Limited, one of McDonald's largest suppliers.

"When first invited to participate in the development of the scorecard, McCain was looking at a number of different systems to measure environmental performance. We didn't really like anything that we saw because all the tools required someone to make subjective decisions. When you've got more than 55 facilities scattered across six continents, there's naturally a great deal of diverging opinion about, say, the relative importance of water versus solid waste. With the environmental scorecard, we've got a tool that allows us to consistently measure impacts based on local conditions.

"McCain is in a very fortunate position because improving environmental performance benefits our business. The gains we make – improving raw material utilization and reducing energy and water consumption, solid waste and air emissions – generally have a positive effect on the economics of our operations in the long term. Green behavior pays dividends. And I can testify to that."




SOCIAL
ENVIRONMENT
ANIMAL WELFARE
FOOD SAFETY AND QUALITY

MANAGING IMPACTS

Our global environmental policy, available at www.csr.mcdonalds.com/commitment/html, is a reflection of our broad commitment to environmental stewardship. And here too, our relationship with our suppliers provides us with an opportunity to have an impact that goes far beyond our restaurant operations (*discussed in the Place chapter, beginning on page 54*).

Since our last report, we have successfully completed our environmental scorecard pilot program and are now working to expand it globally. We worked with key direct-relationship suppliers for five major food commodity groups — beef, poultry, pork, potatoes and bakery products.

We partnered with Conservation International's Center for Environmental Leadership in Business to assist in the development and early testing of this process.

PILOT PROGRAM PROCESS AND RESULTS

The pilot test for the scorecard began in January 2004. A total of 12 supplier facilities in five countries used their 2003 data to establish a baseline of environmental performance. They then tracked their 2004 environmental impacts and compiled and reported the results. Impacts were again tracked and reported in 2005.

WHAT WE LEARNED FROM THE PILOT

Comparison of 2004 trend indicators to the 2003 baseline indicates that the scorecard and the expectations it establishes seem to have promoted more environmental awareness and more effective management of limited natural resources.

PERFORMANCE TRENDS FROM PILOT SCORECARD, BY COMMODITY AREA: 2003-2004

	Water Use[A]	Energy Use[B]	Solid Waste[C]	Air Emissions[D]
Potatoes	▼ 10.5%	▼ 3.85%	▼ 3%	0
Poultry	▼ 0.85%	▲ 0.35%	▼ 6%	0
Pork	▼ 18%	▼ 5.5%	▼ 4%	0
Beef	▼ 56%	▼ 0.3%	▼ 3%	0
Buns	▼ 30%	▼ 9%	▼ 2%	0

[A] kg of H_2O per finished product
[B] kg of energy used per kg of finished product
[C] kg of solid waste produced per kg of finished product
[D] total number of of air discharge violations

EXPANDING THE ENVIRONMENTAL SCORECARD

We have begun to roll out the scorecard to all direct suppliers for the five commodity groups identified above in our top nine markets around the world. We are currently phasing in use of the scorecard in Australia and the U.K., where suppliers conducted self-assessments and initiated data collection for the baseline in 2005. We plan to develop a timetable for further implementation based on our experience in these markets.


ENVIRONMENTAL SCORECARD
WATER FACTOR



SUPPORTING SUSTAINABLE FISHERIES

High-quality whitefish is an important item on our menus worldwide. Our purchases account for approximately 50,000 metric tons of whitefish per year. Because fisheries are under increasing economic and environmental pressures, we have a responsibility and a business interest in helping to protect their health and productivity.

Starting in 2001, we began to more closely monitor the condition of the fisheries from which our suppliers were sourcing. To do this, we monitored the trends of Total Allowable Catch (TAC) and actual catch. TAC or Quotas are levels set by governments, using scientific data about fishery health, which set limits for how much fish may be taken from a particular fishery.

Initial findings highlighted the fact that some fisheries were undergoing severe decreases in actual catches, leading us to question the long-term sustainability of these sources. As a precautionary measure, we began moving away from some of these fisheries, such as Russian Pollock.

This initial evaluation also accentuated the need for a more comprehensive, scientifically-based method of evaluating fisheries. Thus, in collaboration with Conservation International (CI) and our fish suppliers, we developed and piloted a set of sustainability fishery guidelines. Global rollout of these guidelines was completed in 2005.

Over the past five years, in partnership with CI and our fish suppliers, we have already shifted purchases representing more than 18,000 metric tons of fish away from unsustainable sources.

We asked CI to develop an evaluation tool, which rates currently approved fisheries using the latest scientific information. Ratings address three criteria — management quality, fish stock status and marine environment and biodiversity conservation. For the last two years, we have used this tool to produce an action-oriented snapshot of the fisheries from which we source.

The rating format, modeled on a stop light, is designed to emphasize opportunities for ongoing improvement, not termination of business relations.

FISHERIES EVALUATION TOOL

GREEN	**Fishery is well-managed with respect to the relevant criterion.**
YELLOW	**Management for the criterion is satisfactory but could use improvement.**
	An early warning that something may be amiss.
	Intended to trigger further investigation and, if necessary, work with the fishery to develop and implement a corrective action plan.
RED	**Urgent need for action.**
	Signal to initiate a three-year improvement program, with specific annual milestones.
	Failure to meet the milestones can result in reduced business and, ultimately, elimination from our purchasing program.



MANAGING OUR PACKAGING IMPACTS

From food portability to insulating hot and cold foods to promoting food safety, our food packaging is a fundamental part of serving our customers. In the U.S., for example, we have 330 unique consumer packaging designs. This presents an opportunity to minimize the environmental impacts of our packaging and to provide industry leadership in conserving natural resources.

In our major markets, approximately **83% of the packaging used for food, beverages and other consumer purposes is made of some form of paper or other wood-fiber material**, and we are hard at work trying to identify the most environmentally sustainable sources for this packaging (*see Supporting Sustainable Forests, page 36*). The remainder is made of a variety of thermoplastics.

KEY PERFORMANCE INDICATORS*	2005
Packaging weight per transaction count	**0.14 lbs.**
Percent of packaging material that is recycled paper	**31.5%**

*NOT INCLUDING BRAZIL

TOTAL 2005 PACKAGING COMPOSITION


Paper
83%
Plastic
17%
Recycled paper
31.5%

We have identified two **ways to evaluate the environment-related aspects of our packaging — its weight and its recycled content**. Based on data from eight of our nine major markets, the average use of recycled materials as a percentage of the total materials in the consumer packaging used in 2005 was 31.5%. Data for 2004 were available for only three of our major markets. While we continually seek to use recycled materials where feasible, one surprising challenge is that supplies are actually growing scarcer in many of our markets because recycling infrastructures and consumer participation are not keeping pace with demand.

Environmental impacts are reduced by using less packaging. For example, in 2005, we redesigned the inside of our North American fry boxes, reducing packaging weight by more than 1,100 tons per year. Additional impact reductions were achieved by changing the proportions of virgin and recycled fiber content in some items, eliminating certain packaging sizes and, in one case, adding a smaller size package.

Such changes, mostly imperceptible to customers, add up. For example, from 2004 to 2005, McDonald's restaurants in Brazil saved 582.6 tons in packaging weight by relatively small reductions in packaging dimensions and a switch from rigid containers to paper wraps for two food items.

Although we're pleased with our ongoing efforts to minimize the environmental impacts of our packaging, we can do more. To this end, in partnership with our principal packaging supplier, Perseco, we have developed a comprehensive set of environmental guidelines for consumer packaging. These guidelines establish a hierarchy of preferences that enter into decisions on new and modified packaging, along with considerations of functionality, availability and cost. In order, the priorities are:

- Eliminating unnecessary packaging.
- Favoring use of materials made from renewable sources, e.g., wood fiber.
- Reducing the total amount of material used in our packaging.
- Designing consumer packaging for its capacity to be recycled or composted.
- Favoring materials and processes that minimize pollution, e.g. maximizing the use of recycled content and unbleached fiber.

Perseco is now using these guidelines to assess proposed packaging designs.

SUPPORTING SUSTAINABLE FORESTS

Since approximately 83% of our consumer food packaging is made of paper or some other wood-fiber material, we are dependent on a renewable resource that is under significant pressures from worldwide consumer and industry demands. Use of recycled content can somewhat alleviate the situation, but there are practical and regulatory limits. Moreover, recycling doesn't address all of the environmental threats (e.g., deforestation of protected areas, harvesting of endangered timber species). We have, therefore, been working on several fronts to incorporate environmentally responsible fiber procurement practices into our packaging supply chain.

We are closely following the ongoing debate regarding what makes a "well-managed forest," with a view toward ultimately adopting a global forest certification program that reliably designates forests which are actively managed with attention to long-term economic, environmental and social impacts. In the meantime, we are building on the McDonald's Europe program to develop a unified global forestry policy.

In 2003, McDonald's Europe began to work on a sustainable forestry policy to help promote use of wood and wood-based products from forests that have achieved certification for sustainable management. The policy and related guidelines were completed in late 2004, and work with suppliers to implement them is underway.

The policy commits McDonald's Europe to:

- Promote the efficient and responsible use of wood and wood-based products.
- Work with suppliers to ensure that wood and wood-based products originate from legal and acceptable sources, as defined in the guidelines.
- Not knowingly use suppliers that source from legally-prohibited or unacceptable sources.
- Give preference to the purchase of wood and wood-based products originating from certified well-managed forests.

McDonald's Europe plans to phase in implementation of the policy, beginning with consumer packaging — the largest source, by volume, of our fiber-based impact. As a first step, it has compiled baseline information on the current origins of the packaging. This provides the basis for working with suppliers to improve their sourcing practices, using agreed-upon performance measures and targets.

At the corporate level, McDonald's participates, through our primary packaging supplier, in two collaborative efforts to promote packaging consistent with the long-term health of the environment:

- **The Paper Working Group.** A coalition of 11 major companies and Metafore, a nonprofit organization that develops innovative market-based approaches to supporting forest integrity, the Group aims to increase the market availability and affordability of environmentally-friendly paper.
- **The Sustainable Packaging Coalition.** Formed under the auspices of GreenBlue, a nonprofit institute focused on design solutions to sustainability challenges, this coalition advocates a "cradle to cradle" system for all packaging. The intent is to devise a strategy that optimizes ecological and social benefits rather than just minimize environmental harm. It has developed a definition of sustainable packaging and is working on tools to assist designers and purchasers in improving packaging's environmental footprint.

PHASING OUT OF PFOAs IN OUR PACKAGING

Working with our primary packaging supplier, we continuously monitor research and policy developments related to our food packaging. We, therefore, recently became aware of and proactively addressed an emerging issue related to the coatings on some of our food packaging. The issue involves perfluorooctanoic acid (PFOA).

The U.S. Environmental Protection Agency recently stated that it "is not aware of any studies specifically relating current levels of PFOA exposure to human health effects." Because the chemical persists in the environment, Perseco investigated alternative coatings and developed a business case for a switch. We have accepted the recommendation and **initiated a global phase-out of PFOA-related coatings**. We expect the transition to be complete by the end of the year.


SOCIAL
ENVIRONMENT
ANIMAL WELFARE
FOOD SAFETY AND QUALITY

ANIMAL WELFARE

Our supplier relationships provide us with a unique opportunity to promote the humane treatment of farm animals. Guiding our animal welfare program are our global Animal Welfare Guiding Principles, which express our commitment to leading the industry in ensuring animals are "free from cruelty, abuse and neglect."

We firmly believe that proper animal handling practices are an integral part of an overall quality assurance program and align our purchasing strategy with our commitment to animal welfare. What this means, as a practical matter, is that animal welfare is not an "add-on" program at McDonald's but rather an integral part of the way we manage our global supply chain.

DR. TEMPLE GRANDIN
McDONALD'S ANIMAL WELFARE COUNCIL

OPEN DOORS



Dr. Temple Grandin is one of the world's foremost experts on animal behavior, a sought-after designer of animal handling facilities and equipment, and the author of four best-selling books about autism, a condition with which she was diagnosed at the age of three. A member of McDonald's Animal Welfare Council, Dr. Grandin has served as McDonald's principal advisor on animal welfare since 1997.









Q: What was it that made you decide to start working with McDonald's?

A: "I knew the purchasing power McDonald's has. So it was a big opportunity to make change happen. The tipping point was in 1999, when the big animal welfare audits started. I saw more change in one year than I'd seen in all the years I was in the industry."

Q: What happened?

A: "It started out small. Then a manager at one of the really big slaughter plants treated the whole thing like it was a joke, and they were taken off McDonald's approved supplier list. When word got around, people went, 'Whoa, this is serious.' It was like riding a wave. It just happened."

Q: How is McDonald's doing?

A: "McDonald's is doing very well on the slaughterhouse program. Mainly, we've got to make sure we don't get lax and let things slip. We cannot relax vigilance."

STRICT SUPPLIER ACCOUNTABILITY

To ensure compliance with our animal welfare principles, our suppliers' beef, pork and poultry processing plants around the world are **regularly audited by independent auditing firms and McDonald's staff**. The audits use a standard protocol based on a methodology developed by animal welfare expert Dr. Temple Grandin (*page 37*), who also overseas audit training.

The protocol identifies objective measures of animal welfare as indicated by animal behaviors and results in a numerical score. Achieving a passing score requires a high level of supplier involvement, including ongoing employee training and, at times, capital investment to upgrade facilities. Plants that do not pass are given 30 days to correct problems and are then re-audited by our supply chain staff or a designated trained supplier. Those that do not pass the second audit are subject to suspension and, ultimately, loss of our business. Consistent with our general approach to responsible supply chain issues, auditors provide coaching to promote continuous improvement, even for plants that score above the required minimum.

We compile the results of animal welfare audits on an annual basis. Results for each supplier are reviewed by AOW (Area of the World) supply chain management teams as part of the SQI process. We also use AOW-level results to monitor the reach and effectiveness of our program.

McDONALD'S PROCESSING FACILITY AUDITS

	2003	2004	2005
Asia Pacific, Middle East and Africa (APMEA)	123	141	153
Europe	227	210	214
Latin America	54	66	65
North America	84	117	89
TOTAL	488	534	521

In 2005, 91% of all plants received a passing score initially, and all but 1% of the remainder passed the follow-up audit. In 2004, the initial passing rate was 93%. As in 2005, 99% of facilities were in compliance with our standards at the end of the second round of audits, reflecting the protocol's capacity to encourage positive change.

EXPLORING NEW TECHNOLOGIES

In keeping with our commitment to continuous improvement, we have for some time been working with our Animal Welfare Council and major poultry suppliers on potential improvements. One major focus has been controlled atmosphere stunning (CAS) – an approach to rendering birds insensible prior to slaughter by exposing them to a mix of gases. Some animal welfare experts believe that CAS is potentially preferable to the more common method of stunning using an electrical current.

In 2005, a multi-disciplinary team of McDonald's staff experts updated and expanded the scope of their research and prepared a report summarizing their understanding of the issues and the feasibility of incorporating CAS into our global supply chain. The report was presented to the Corporate Responsibility Committee of our Board of Directors, which issued it to the public in June 2005.

In the report, top management concludes that CAS represents a promising development, but that it would be premature to require adoption of what is still an emerging technology involving a number of issues that require further study. We are committed to continuing our efforts to learn more about CAS. To this end, we will be continuing consultation with our Animal Welfare Council, following the emerging research and new developments in commercial applications and maintaining dialogue with McDonald's European poultry suppliers that use the technology in some of their facilities.

Concurrently, we will continue work with our U.S.-based poultry suppliers to improve the effectiveness of their electrical stunning processes. We will also explore newer, emerging technologies that may address certain animal welfare concerns associated with such processes.


SOCIAL
ENVIRONMENT
ANIMAL WELFARE
FOOD SAFETY AND QUALITY

FOOD SAFETY: OUR OBSESSION





Underlying all our social responsibility efforts is our fundamental commitment to ensuring that the foods and beverages we serve our customers are safe. This means working with our suppliers to monitor, test and track our ingredients.

Our food safety and quality standards meet or exceed government requirements. Indeed, our standards and procedures have been used by government agencies as models for their own regulations. We actively support strong, science-based food safety by sharing our experience and advocating for additional measures we believe will help protect consumers and their trust in the safety of local food supplies. We view this as part of our responsibility as a good corporate citizen. And we know it is also essential to the continuing growth and profitability of our business.

SPECIFYING SAFE, HIGH QUALITY BEEF PATTIES

A good example of how closely we control our food sources is how we work with our beef patty suppliers. Our product specifications for beef patties are eight pages long and cover seven major categories, ranging from maximum temperature of raw materials, as delivered, through final packing and delivery to distribution centers.

The raw material category includes 30 specific standards, including primary beef processing requirements that we have established as firewalls against BSE and additional BSE-related requirements for the beef processors' sources. **The chief standard is that our hamburger patties are 100% beef.** The standards also include an extensive list of prohibited ingredients and defects, including preservatives, additives and fillers, non-meat parts and mechanically deboned meat — a potential source of contamination with tissues that have been identified as high risk for transmitting BSE.

The specifications require beef suppliers to work under a validated hazardous analysis critical control point (HACCP) system and also include relevant microbiological requirements.

In addition, the specifications establish attributes the patties must have when cooked in our restaurants according to our established operating procedures. These include, among others, achieving a minimum internal temperature during cooking to ensure safety and a maximum cooked temperature consistent with food quality.

RESTAURANT FOOD SAFETY TRAINING AND PROCEDURES

Food safety at the restaurant level is fully integrated throughout our System — in our training programs, our restaurant operations guidance and our restaurant assessment processes.

Training in food safety begins the first day an employee arrives for work, with an orientation to our standards, and is incorporated into the curriculum templates and materials that prepare employees for progressively advanced positions. The curriculum for shift managers includes an entire course in food safety, which they must successfully complete before being certified as capable of managing a shift alone.

The Operations and Training (O&T) manual, McDonald's procedures reference for restaurant operations, includes an entire chapter on food safety. It defines requirements and provides specific guidance on the entire range of our restaurant-level food safety standards — from supply and delivery through storage, preparation and holding.

DANE BERNARD
VICE PRESIDENT, FOOD SAFETY, QUALITY ASSURANCE AND CUSTOMER SERVICE
KEYSTONE FOODS LLC

Keystone Foods is a a major supplier of beef, poultry and fish products to the McDonald's System. A recognized expert in food safety, Bernard has served on the National Advisory Committee on Microbiological Criteria for Foods, which advises the USDA and the FDA on food safety policy. He has also participated in expert consultations on food safety for the World Health Organization and the Food and Agriculture Organization.



EVALUATING RESTAURANTS FOR FOOD SAFETY

Food safety procedures are monitored by operations consultants, who regularly visit our restaurants to advise managers on operations. The consultants also conduct periodic restaurant operations reviews, which assess adherence to our food safety procedures.

As part of our Restaurant Operations Improvement Process (ROIP), the onsite restaurant assessment incorporates food safety elements into ratings for quality and cleanliness. It also includes a focused verification of critical food safety procedures. For these procedures, corrective action must be immediately taken to remedy any problem identified. Problems that cannot be immediately corrected, e.g., a need for additional training, are reported to the manager that oversees the restaurant so that follow-up can be assured.

Food safety irregularities can trigger further action. For example, as part of ROIP, owner/operators and managers of company-operated restaurants are expected to develop and present action plans based on the top priorities for improvement identified by the assessments. Results of assessments are also used to identify needs for expert assistance by our operations consultants and for further development of our training programs. They are an important factor in evaluating company-operated restaurant managers and in deciding whether owner/operators are qualified for additional restaurants and for continuation within the System.

ADVOCATING FOR FOOD SAFETY BEYOND THE ARCHES

McDonald's is serious about promoting food safety around the world. To this end, for many years we have engaged with other food companies, government agencies, trade associations, producer associations and consumer advocacy groups to help ensure safe food supplies. We have also shared our experience with government agencies, such as the U.S. Department of Agriculture (USDA), discussing HACCP as well as other food safety issues. In recent years, our efforts have focused on beef safety, and our partners have included not only the USDA, but also the U.S. Food and Drug Administration (FDA) and food safety regulatory agencies in many other countries. We have also worked on a range of food safety issues with the European Food Safety Authority and the Pan American Health Organization.

Our 2004 Worldwide Corporate Responsibility Report summarizes our earlier BSE-related activities. In the last two years, we have focused on several critical measures to strengthen regulatory protections against BSE. We have strongly advocated significant expansion of the existing FDA "feed ban" so that it would more effectively keep cattle feed free of tissues that can carry BSE. We have also urged the USDA to institute a mandatory animal identification system so that the agencies — and beef suppliers — could rapidly trace an animal's movements back to the likely source of any contagion. In this context, we have shared our experience with the long-established McDonald's Europe traceability system and our more recent experience working with our suppliers to roll out a global system.

How do you ensure beef safety for McDonald's?

"Becoming and remaining a supplier to McDonald's is extremely challenging, given the depth of their standards and requirements. So we work very hard with McDonald's on an ongoing basis, such as participating in its Food Safety Council, Beef Safety Team and other supplier groups. These provide opportunities for McDonald's experts and their supplier counterparts, like me, to share the latest information on food safety and to compare notes so that we all act as a team for the protection of customers.

"**I wish everyone knew that McDonald's hamburger patties are 100% beef, confirmed by government and independent experts who audit plants on a regular basis.** To help ensure the safety of our food products, each of Keystone's plants around the world operates under the hazard analysis critical control point (HACCP) system. Under HACCP, we examine each process and product to identify all potential hazards and establish control measures for each. We also establish monitoring and testing protocols to verify that the hazards are appropriately controlled. We couple these with record-keeping and review protocols that provide us, McDonald's and government agencies with documentation of our continuing success."

OUR CHALLENGES

What are the chief barriers to achieving greater social responsibility progress within our supply chain? We have identified three primary issues:

1. **The lack of a well-defined model for "sustainable agriculture."** There are no common definitions nor a consensus on what "sustainable agriculture" means.
2. **Systemic issues that require collaborative solutions.** Most issues in our supply chain, especially as you go upstream, rely on many stakeholders to implement change. We would like to restrict further use of antibiotics in meat, for example, but we have direct influence over only our poultry suppliers.
3. **Polarized opinions among key stakeholders.** On many issues, two or more sides can't seem to agree. Getting clear and definitive science is not easy either. For example, there are scientific studies which indicate that animal antibiotics impact human medicine, and there are contrary studies that show no impact on human health.

Our primary challenge is how to address these important issues with suppliers who are outside of our direct control. We are working on ways to address this challenge.

A current example is our response to the Greenpeace study released in April, 2006, "Eating Up the Amazon." The report highlights soya farming infringing into the Amazon biome. We want to protect this valuable natural resource. Since learning of the report, we have begun to work with other retailers and suppliers to call for an end to any soya farming that is illegal in the Amazon.

THE FUTURE

Overall, we feel we have solid programs in place, especially within our direct spheres of influence. These require vigilance to ensure full integration, follow-up and continuous improvement. Beyond them, we see promising opportunities to work more collaboratively with a broader range of stakeholders to address systemic supply chain issues.

Our topline goals for the future are to:

- Continue working with suppliers to promote supplier-led leadership on sustainability issues. As part of this effort, we plan to convene a top-level summit on sustainability issues with our suppliers by year-end 2006.
- Complete Project Kaleidoscope.
- Expand implementation of our environmental scorecard and use it as a tool to work with suppliers on effective management of their environmental impacts.
- Continue to evaluate fishery suppliers and align our purchasing specifications with our assessments of their sustainability.
- Continue working with our principal packaging supplier, Perseco, and its suppliers to ensure our packaging is designed with the environment in mind, as outlined in the expanded packaging guidelines.
- Evaluate and pursue viable options for a global forestry policy.
- Maintain our strong animal welfare audit program.

Learning for Life

OPEN DOORS CERES STAKEHOLDER QUESTIONS AND PERSPECTIVE:

What is it really like to work at a McDonald's restaurant?

As stakeholders, we hear a lot about the image of working at McDonald's and that it's a "dead-end McJob." We are interested in understanding more about the reality of working at McDonald's. What are the employee satisfaction levels? Why the high turnover? What are your compensation approaches? Can you provide more benefits? And lastly, what are you doing to educate restaurant staff in social responsibility values, policies and programs? If social responsibility is going to be a true sustainable aspect of your business operations, it needs to reach those who make the day-to-day business run. In McDonald's case, that is the restaurant crew.

A restaurant manager and crew talk behind the counter, Sao Paulo, Brazil

"McProspects: Over half of our executive team started in our restaurants. Not bad for a McJob."

DAVID FAIRHURST, VICE PRESIDENT OF PEOPLE IN THE U.K., HAS DECLARED THAT "I WANT TO CHANGE THE DICTIONARY DEFINITION OF McJOB. IT'S OUTDATED, UNJUSTIFIED AND UNTRUE." AS PART OF THIS EFFORT, POSTERS HAVE BEEN HUNG AROUND THE U.K. WITH LANGUAGE LIKE THAT ABOVE, HELPING TO SHOW THE PUBLIC WHAT WORKING AT A MCDONALD'S RESTAURANT REALLY MEANS.



A START ... A STEP ... OR A PLACE TO STAY

Work at McDonald's meets various needs. For some people, it's a starting point – an entry into the work world, a place to develop fundamental, transferable workplace skills and a work history that will enable them to move on to other jobs or careers. For others, it's a way to earn money while pursuing other interests or obligations – a part-time job, no more, no less.

It is an important responsibility to invest in the training, development and satisfaction of our people. This is also essential to our success as a customer-oriented business providing consistent, outstanding quality and service.

The framework for our efforts is a set of global People Principles, available at www.csr.mcdonalds.com/people.html, which establish fundamental expectations for the way employees are to be treated, as well as other people-related practices and programs worldwide.

The majority of people who work "under the Arches" (an estimated 73% of the total) are employed by our owner/operators. As independent business people, owner/operators make their own employment decisions and develop their own programs. However, the training and guidance owner/operators receive and our standards for restaurant performance encourage practices that are consistent with those required in our company-operated restaurants.

TRAINING, LEARNING & DEVELOPMENT FOR A LIFETIME CAREER

KEY PERFORMANCE INDICATORS*	2004	2005
Percent of crew members satisfied that they receive the training needed to do a good job*	79.4%	80.6%
Percent of managers who feel that the person they report to supports their professional development**	80.3%	81.6%

* NOT INCLUDING AUSTRALIA, CANADA, CHINA, JAPAN
**NOT INCLUDING AUSTRALIA, CANADA, CHINA, JAPAN, U.K.

Training is delivered at the restaurant level, making data collection very challenging. And, for employees at all levels, a certain amount of training consists of guided self-study and, increasingly, e-learning, which presents additional challenges when it comes to tracking and measuring.

While the data suggest that we are doing a good job providing the training restaurant employees need, as a System, we are always striving to do more.



Above: More than 1.3 million crew people work under the Arches in McDonald's restaurants. These crew are provided an opportunity to build workplace skills that enable them to advance within McDonald's or on to other careers.

GLOBAL TRAINING, LEARNING & DEVELOPMENT PATH

Crew	Crew Trainer Development	Shift Management	Systems Management	Restaurant Management	Business Management
NEW HIRES & CREW MEMBERS	CREW TRAINERS	SWING MANAGERS & MANAGER TRAINEES	ASSISTANT MANAGERS	RESTAURANT MANAGERS	EXPERIENCED RESTAURANT MANAGERS
Orientation Foundation French fries station Production/service stations	Roles & responsibilities Delivering McDonald's brand promise Being a leader Communicating effectively Training crew	Station & trainer verification Transition to management Area & shift management Serv Safe or equivalent (food safety) Managing people Managing customer satisfaction & security Managing shift for profit	Introduction to systems management Improving operational efficiency Effective management practices Managing people practices & training Managing inventory Managing safety & security	Building the business Building employee commitment Managing profitability Restaurant operations leadership practices	Transition to managing your restaurant Quality, service, cleanliness & the customer Leading people Profits & sales Business planning Business leadership practices

OPEN DOORS

SHIRLEY CHANG
CORPORATE VICE PRESIDENT
WORLDWIDE TRAINING, LEARNING AND DEVELOPMENT, McDONALD'S CORPORATION

In March 2006, Shirley Chang became Corporate Vice President for Worldwide Training, Learning and Development. Shirley joined McDonald's 22 years ago, as a crew member in Taiwan.

"How I started is very interesting. In 1984, by happenstance, I was part of the first set of crew people hired as McDonald's opened its business in Taiwan. My younger sister saw an ad for jobs at this new McDonald's. It was big news at the time. I was an intensive care nurse, but she wanted me to go with her.

"We got there, and there was a huge line, about two blocks long, with lots of young people. So I said to myself, why not apply, too? If so many people are interested in working at McDonald's, let me see what this excitement is all about. So I applied and got a part-time job.

"Four months later, my manager asked me to join a management trainee program. Since I liked interacting with the customers and the crew so much, I decided to give it a try. By 1994, I was in charge of half our restaurants in Taiwan, as Operations Director.

"But I felt I needed to learn more if I was to take the leap into executive management. So I went to Canada for university study. When I left McDonald's in 1996, my boss was very encouraging. He opened my eyes to the potential I had. There were no promises of anything in the future, but before my graduation, I got a call from the head of McDonald's Greater China asking me to be Dean of Hamburger University in Hong Kong. I was so happy for the opportunity.

"Now, as the new leader of Worldwide Training, Learning and Development at the home office, I am applying my experience of crew service and all the training courses I have taken along the way and trying my hardest to close the gap between the ideal and the reality. I see such a tremendous opportunity for people to grow and work for such a great company. To be honest, I see myself as very ordinary, but very fortunate. I started with nothing — with no knowledge, no experience. Now, as I begin this new challenge, I will work my hardest to have our people achieve the ideal for them."

CREW MEMBERS ADVANCE WITHIN THE SYSTEM

KEY PERFORMANCE INDICATORS	2005
Percent of company-operated restaurant managers who started as crew members	63.6%
Percent of worldwide top management team who started as crew members	42.0%
Percent of operations staff at consultant level or above who started as crew members	31.5%
Percent of non-restaurant staff above administrative level who started as crew members	18.4%

To more systematically track and report upward mobility within the System, we have developed several key performance indicators (KPIs), all measuring the percent of people in higher-level positions who began as restaurant crew members.

We offer significant opportunities for growth and advancement within the System as well as in other careers. **Even our CEO, the Chief Restaurant Officer, the President of McDonald's Europe, The President of McDonald's APMEA (Asia Pacific, Middle East and Africa) and all three of the U.S. Division Presidents started their McDonald's careers serving customers in our restaurants.**

Training Consultant Program

Position-specific management development
Delivery skills
Training skills
PowerPoint

Operations Consultant/Area Supervisor Program

Position-specific management development
Restaurant operations improvement consulting
Financial skills for consultants
Partnering for results

Field Service Operations Consultant Program

Position-specific management development
Restaurant operations improvement consulting
Financial skills for consultants
Partnering for results

Department Manager Program

Transition to department management
Managing the organization
Foundations of leadership
Group coaching opportunities

Leadership Development Programs

HAMBURGER UNIVERSITY (page 46)

THE LEADERSHIP INSTITUTE
A virtual community of approximately 1,200-1,500 McDonald's leaders around the world, focused on providing a range of opportunities to develop the key capabilities needed to address critical issues affecting our long-term, profitable growth. Courses include:
LAMP (Leadership at McDonald's Program),
ELDP (European Leadership Development Program),
ALDP (APMEA Leadership Development Program),
GLDP (Global Leadership Development Program)

Left. Shirley Chang



Above. A class at Hamburger University in Japan

TRAINING: OUR FOUNDATION

Because people is the first "P" in our company's Plan to Win strategy, we have dedicated much of our efforts in recent years to advancing our training programs. They teach the skills needed to do a particular job and instill our core commitments including a fair, open and supportive work environment for all employees. They also develop basic workplace skills that are a foundation for success anywhere — customer service, responsibility, teamwork, time management, problem-solving, and communication.

- **Core Curriculum:** This program provides a structured learning path from crew to mid-management and beyond. It was developed by Worldwide Training experts and our global Hamburger University teams. The curriculum includes specific learning objectives, training materials and evaluation tools, which are translated and adapted to reflect local cultures and operations standards.
- **Our Own Learning Academy, Hamburger University (HU):** HU has seven campuses around the world. Course materials are available in 28 languages, and class discussions may be simultaneously translated into as many as six languages. We also have 139 country and regional training centers that provide training based on the restaurant management curriculum. HU courses are designed for restaurant managers, prospective owner/operators, established owner/operators and regional mid-managers. The courses develop general management skills, with strong emphases on people practices and leadership, as well as specialized skills needed to operate safe, customer-friendly and cost-effective restaurants.

ADVANCEMENTS IN OUR TRAINING

We continue to strengthen the quality and content of HU courses. The fact that they are recommended for academic credit or otherwise officially recognized by national organizations, major universities and other training institutions is an indicator of how successful HU has been over the years.

- **U.S.:** In 2005, the American Council on Education (ACE) — the largest higher education association in the U.S. — extended recommendations for college credits to all McDonald's restaurant management and mid-management courses. These credits can be applied toward a two- or four-year college degree. We are currently the only restaurant organization in the U.S. with recommendations for college credit from ACE.
- **Australia:** Classes taught at the HU campus in Australia help qualify managers for nationally-recognized management certificates at progressively advanced levels. Trained managers may also receive credit toward degrees at colleges and universities across the country.
- **Germany:** McDonald's Germany offers an apprenticeship program for quick-service restaurant managers, leading to a qualification recognized by the Chamber of Industry and Commerce. The three-year program combines instruction in theory with hands-on experience in a broad range of areas. Graduates are usually offered permanent positions within the company and are often promoted to positions of increased responsibility.
- **Hong Kong:** Courses taught at the HU Hong Kong campus are accredited by major universities in mainland China, Hong Kong and Taiwan.
- **China:** McDonald's China participates in a national government internship program to develop occupational skills and provide practical work experience for new college graduates and people who are unemployed. Under this program, there have been nearly 600 internships in Shanghai and Shenzhen alone.
- **Japan:** Shift management courses offered at our HU campus in Japan have been officially designated as part of the national government's Youth Employability Support program.
- **U.K.:** McDonald's U.K. is currently engaged in the process of gaining accreditation for its crew development program from City and Guilds — the country's leading provider of national vocational qualifications. The company hopes to expand accreditation to its crew trainer and shift manager training programs by the end of 2008.

Below. These four screens are from e-learning modules in a CD-based training program that provides in-restaurant training for crew and managers.



ENHANCING DEVELOPMENT OPPORTUNITIES FOR RESTAURANT MANAGERS

We have developed and are implementing a people strategy specifically for restaurant employees. As part of this strategy, we want to enhance managers' professional development opportunities. In 2005, we held our first worldwide restaurant managers' convention, with 4,500 managers from 46 countries. The convention included briefing sessions on major strategies. It also included workshops, best practice sessions and opportunities for managers to network with their peers around the world. There were also managers' conventions in the four major Areas of the World (AOWs). This was a first for all the AOWs except the U.S. Most major countries hold yearly or biennial conventions.

EXPANDING OUR USES OF TECHNOLOGY

Blended with other approaches, such as "shoulder-to-shoulder" training, the complete crew e-Learning training module has been available in the U.S., in both English and Spanish, since 2003. We have also rolled out several major e-learning programs in English as a second language and Spanish as a second language for both crew members and restaurant managers. In addition, we have introduced coursework that trains restaurant staff to prepare new menu offerings. The **e-learning alternative has been adopted by both company-operated and franchised U.S. restaurants.** We view e-learning as an efficient and effective way to provide certain kinds of training for U.S. restaurant staff, and we plan to expand its role in building restaurant manager knowledge and skills.

We are moving toward a global strategy for technology-enabled learning. Part of the strategy envisions shifting from CD-based to web-based interactive training, with online training verification. We are also exploring the possibility of a global learning management system. Such a system would enable us to identify individual and collective employee training needs and to track completed training by individual and organizational level. This is a long-term goal, contingent on greater availability of computers in our restaurants and reliable internet connections worldwide.

FOCUSING ON THE PEOPLE WHO SERVE OUR CUSTOMERS

In 2005, we developed a special people strategy for restaurant employees. It represents our vision for how we want our customers, our owner/operators and our employees themselves to view our restaurant people and employment "under the Arches." It identifies specific objectives and action steps that will realize our vision. The strategy is to serve as guidance for local business units and owner/operators in their efforts to achieve the People objectives in the Plan to Win.

Overall, we are striving to create a work environment that supports lifelong skills development, employee needs and enhanced customer service. To foster that environment, we will continue to:

- Value our employees and care about their well-being. Support them in achieving a balance between work and personal life.
- Focus on enhanced recognition and support for restaurant managers — the linchpins in our global Plan to Win.
- Provide training, education and challenging job assignments that will allow everyone to pursue his or her individual career goals.
- Design and implement attractive rewards and recognition programs that consistently meet employee needs.

We believe these steps will enhance our restaurant employees' role as ambassadors for our brand because their pride and satisfaction in working at McDonald's will be conveyed to our customers and to others with whom our employees interact. We will track our progress through employee satisfaction survey scores, relevant Restaurant Operations Improvement Process (ROIP) assessments and other measures that correlate with Plan to Win metrics.

At McDonald's, restaurant managers do so much that goes unnoticed, since they are responsible for the operations of our restaurants — most of which are multi-million dollar businesses. By featuring these seven managers, we wanted to shed light on what they do. Managers engage with customers; recruit, develop and manage the restaurant teams; ensure food safety workplace safety and security; manage inventory and equipment maintenance; develop business plans; and through all this and more, deliver on our commitment to quality, service, and cleanliness and an exceptional customer experience.



SAO PAULO, BRAZIL

Fábio Guilherme Silva is a 30 year-old restaurant manager who started at McDonald's 14 years ago as an attendant. Between the training for his job, studying for his degree, working with his fiancee to plan their wedding, managing 88 employees and running a business with R$ 6,8 million ($3.2 million USD) in annual sales, we're impressed he had the time to participate in this report!

On training ... Over the 14 years I've grown at McDonald's, I've received training for each rung of the ladder that I've climbed. For example, in 2000, I started a training course to be a restaurant manager and participated in the Programa de Desenvolvimento Gerencial 3 (Third Managing Development Program). Outside of this role-specific training, I have taken college courses and am currently working toward a degree in human resources management.

On managing a team ... The teamwork, including training courses and employee development, is the most important thing I do to make my restaurant a success. My greatest challenge is understanding everyone's differences as human beings and respecting those differences in order to guarantee a respectful environment.



ONTARIO, CANADA

At 35 years old and with 21 years of McDonald's experience, **Enzo Coccimiglio** has acquired the management skills that well equip him to run his restaurant's business — CA$2.6 million ($2.4 million USD) annual sales. Enzo's job often finds him working elbow to elbow alongside his crew and also with his customers. Enzo is a husband and father of two — Michaela (5 years) and Lucas (10 months).

On the challenges of being a restaurant manager ... The quick-service restaurant environment is very competitive, which at times can present a challenge. It is imperative that we have the best — the best people, product, place, price and promotion — in order to continue to grow with our customers. This takes time behind the scenes. So it becomes a balancing act to spend what I consider vital time working the floor — side by side with my managers and crew, visible to the customers — and the time behind the scenes that is needed to ensure we continue to be the best.

On what McDonald's could do to make the job easier and more satisfying ... I would like to see a continued reduction of duties that keep me away from the floor. This will give me the opportunity to spend time in the place where I will have the greatest impact on our restaurant. Being on the floor gives me the opportunity to drive more effectively for desired results. There is no more important place for me to be, in my opinion, than on the floor with my team and our customers.



TAIYUAN, CHINA

Song Yao, pictured above with Taiwanese singer-songwriter Lee Hom at the 2006 Olympic Winter Games in Torino, Italy, is one of McDonald's newer and younger restaurant managers. At 22, she's managing 43 employees and a restaurant with annual sales of nearly 3,0 million CNY ($375,000 USD). Although in the McDonald's System only one year, Song understands that building a strong, dedicated and cohesive team is necessary for success. And she is active in creating a culture of teamwork and mutual respect.

On training ... My responsibilities include managing and training my employees. Training is definitely a process of teaching, and management is not only a process of controlling, but also a comprehensive ability to analyze and coordinate according to the current conditions — including when one is facing all kinds of problems and challenges which naturally arise in a dynamic restaurant environment.

Most important thing learned on the job ... The spirit of teamwork. The success of running a restaurant depends not only on the person in charge, but also on an energetic, faithful and cohesive team — a united and active group.

On her priorities as a restaurant manager ... First, customer satisfaction. Second, communication with staff. Third, taking care of the staff. Finally, making the most profits and increasing sales.







ESSEN, GERMANY

Nicole Chudzinski started working for McDonald's in 1998, as a crew member in a franchised restaurant. In 2000, she began an apprenticeship in a company-operated restaurant. At 26, she is managing a restaurant with approximately €3 million ($3.8 million USD) in annual sales and 65 employees. In the future, she hopes to become an operations manager or field service consultant and oversee many restaurants and employees. Nicole is the mother of a little girl, Leonie.

On her responsibilities as a restaurant manager ... I demonstrate leadership for my crew and management staff. I also ensure that we are providing quality, service, value and cleanliness to our customers, which is a necessary foundation of a successful McDonald's restaurant. I work to embody this approach through being a good host to all our guests, especially to kids, and treat each guest individually.

To help make my restaurant a success ... I hold crew meetings regularly and provide updates, feedback and necessary information for job performance. Also, I have a program that provides incentives for successful crew members.

My greatest challenges are to maintain confidence and a high level of motivation in the crew and a lively, authentic feeling for Ich liebe es – I'm lovin' it.



VANVES, FRANCE

Cédric Schmaltz is 32 years old. He began his career with McDonald's 12 years ago, as a crew member. He now manages a restaurant with approximately €4.5 million ($5.8 million USD) in annual sales and 100 employees. In his spare time, he enjoys sports, cultural activities and going out with friends.

On training ... I received formal training as an assistant manager, an associate manager and, finally, as a full restaurant manager. The courses were held at McDonald's France headquarters at Guyancourt and at corporate headquarters in Oak Brook, Illinois. In addition to courses in external settings, training goes on throughout one's professional career, through an on-the-job complement that allows one to apply what one has learned. Motivation is the key to success!

On his priorities and challenges ... The most important things I do to drive my restaurant's success are to define my standards in relation to objectives, develop my co-workers' skills and strengthen our training efforts.

One of my greatest challenges is to keep questioning so that I don't remain satisfied with what's already been achieved. It's also a challenge to attain one's objectives while maintaining a respectful workplace environment.



GEORGIA, USA

Paola Fallas Cain, pictured above (left) with Karen King, U.S. Division President, came to the U.S. from Costa Rica in 2001, "following the American dream." She started as a crew member, on the night shift, attracted by McDonald's as "the place to have the opportunity to grow as a person and a professional." Now she manages a restaurant with $2.8 million in annual sales and 68 employees. In her spare time, she loves going to the beach with her husband and keeping in touch with her family and friends in Costa Rica.

On joining the McDonald's System ... Coming to the U.S. was the most challenging experience – being so far from home, from my family and friends. When I received my orientation as a new crew member, my store manager talked to me about the opportunities the company offers to everyone. I never thought I could be so successful in a foreign country. My co-workers became my new friends.

On her greatest challenges in managing the restaurant ... Language barriers are a challenge and trying to understand different cultures. It's also a challenge to always make sure people understand the opportunities McDonald's gives us, regardless of where you are from.



YOKOHAMA, JAPAN

Now 34 years old, **Naohiro Tokuhashi** began work in the System 14 years ago, as a manager trainee. He manages a restaurant with nearly 167.5 million Japanese Yen ($1.5 million USD) in sales and 58 employees. Naohiro has a clear focus on gaining sales and profit. Away from work, he likes spending quiet time and going shopping with his wife and having dinner with his or her parents.

On the challenges of managing a restaurant ... Increasing sales and profit is always a challenge, especially to improve results from the previous year while operating within my budget and also achieving the highest performance for the restaurant. My goal is to be the highest performing restaurant in my region and, therefore, to gain flagship status.

It's very important for employees to have a clear goal, and their performance is important also. I try to pay attention to communication in the restaurant and to incorporate training into each conversation.

On what he hopes to be doing in five years ... I hope to be promoted to an operations consultant or operations manager, which would allow me to challenge myself and continue growing both personally and professionally. And I would like to be spending spare time with my family and having fun with them.


crew guide

OUR TOTAL COMPENSATION PHILOSOPHY

McDonald's has pursued a total compensation philosophy. We view compensation as the total value of the wages, incentive payments and benefits an employee receives by virtue of his/her work "under the Arches."

In 2004, we developed a new total compensation philosophy to provide a framework for compensation decisions worldwide. It aims to ensure that our local business units offer **compensation packages that "attract, motivate, reward and retain talented and engaged people who will deliver strong performance and help the company achieve our business goals."** Within the framework, local business units have the flexibility to design compensation packages that reflect local market conditions, comply with local laws and regulations and mesh with local government programs and taxes.

The principles of rewarding outstanding work and providing competitive compensation packages extend to restaurant employees at all levels.

Our total compensation philosophy establishes, among other potential benefits, three priorities:

- **Near and long-term security from major health-related costs and loss of income**
- **Programs to allow and encourage employees to accumulate capital for savings and retirement**
- **Competitive time off with pay**

LINKING PAY TO PERFORMANCE

Within ROIP, we have a structured performance and wage review program for crew members and restaurant managers. All are to receive timely, one-on-one wage and performance reviews.

ROIP requirements reflect the fact that we see value in linking pay to performance, increasing compensation as employees acquire new skills and new responsibilities. Our training programs support such development.

Wage scales for restaurant employees vary considerably from country to country and even within a country. They reflect a number of factors, including local laws and regulations, the employment market and, in some countries, sector agreements with trade unions. Our total compensation philosophy provides that wages be viewed as one element in a total package. For covered employees, the model package also includes incentives based on performance and benefits that address major employee needs.

HEALTH-RELATED COSTS

In all our major markets except the U.S., health care services are provided by government programs. And, except in the U.K., funding for the programs is provided, at least in part, by taxes paid by employers, including our local business units and owner/operators. In most of our major markets with government health care programs, our local business units provide supplemental health care insurance plans for at least certain categories of their employees.

In the U.S., employees at the restaurant manager level and above have the choice of several health insurance plans, each involving a substantial contribution by the company. These plans can also cover immediate family members. This is a comprehensive medical and prescription drug program that includes coverage for annual physical examinations, preventive care, management of chronic conditions and nutrition and weight management. There is no cap on lifetime benefits, so employees and covered family members are not left at risk in the event of serious, chronic or catastrophic health care problems.

Eligible crew members in U.S. company-operated restaurants also have a choice of health care insurance plans. Maximum deductibles and maximum annual benefits vary according to employee contribution and the number of individuals within a family that are covered. **The company contributes to these plans.** We make it possible for owner/operators to offer similar plans to their employees.

RETIREMENT PLANS

In all our major markets, **employees are eligible for government-sponsored retirement benefits**. These are funded, in part, by taxes paid by employers. The programs differ considerably in the extent to which they cover basic living costs and also in eligibility requirements. In five of our major markets, employees may also participate in company-sponsored retirement savings programs.

OTHER BENEFITS

Our total compensation programs may also include a wide variety of other benefits. For example, restaurant employees frequently receive **free or discounted meals**. Four of our major markets **offer scholarships** for select restaurant employees. And eligible employees in the U.S. may receive **partial reimbursement for tuition** at accredited higher education institutions. These are only a few examples of how our local business units develop benefits programs to address employee needs and interests within our total compensation framework.

MEASURING EMPLOYEE SATISFACTION

KEY PERFORMANCE INDICATORS*	2004	2005
Percent of crew who would recommend working at McDonald's to a friend	**82.2%**	**83.2%**
Percent of crew who feel valued as a McDonald's employee	**76.5%**	**79.1%**
Percent of managers who would recommend working at McDonald's to a friend	**80.8%**	**81.6%**
Percent of managers who feel proud to work for McDonald's	**82.0%**	**83.5%**

*NOT INCLUDING AUSTRALIA, CANADA, CHINA, JAPAN

In the past several years, we have launched major initiatives to promote the types of people practices that will make our employees happy and proud to work for McDonald's and passionate about customer service. Our annual employee survey is one way we measure progress.

In 2004-2005, different versions of the survey were used in the U.S., where ROIP had been fully implemented, and in Europe, where it was just being introduced. However, both versions had several satisfaction-related items in common. We used these questions for our KPIs. Going forward, we will have results from a standardized survey and be able to report broader results.





Above. Franchised and company-operated restaurant employees can participate in unique programs we offer, such as Olympic Champion Crew (*left*), through which approximately 300 employees travel to work at the Olympic Village, and Voice of McDonald's (*right*), a global singing competition. These programs provide special opportunities for employees.

DIVERSITY RECOGNITION

McDonald's has received a number of awards for diversity and inclusion achievements. A sampling of our commendations from 2005 and 2006 includes the "Top 40 Companies for Hispanics," Human Resource Executive's "Top 100 - The Latino Factor" and a prominent ranking in Essence magazine's "35 Great Places to Work." We were highlighted for two consecutive years by Black Enterprise Magazine as one of the "30 Best Companies for Diversity" and listed by Latina Style among the "Top 50 Places for Hispanic Women to Work." And, our successful efforts to recruit and place disabled Americans earned McDonald's the Henry Betts, M.D., Employment Advocacy Award for Disability Employment. McDonald's was awarded The Equal Employment Opportunity Commission's (EEOC) "Freedom to Compete" Award in recognition of the employee networks and diversity education initiatives (*pictured right*).



A DIVERSE WORKFORCE

At McDonald's, the foundations of inclusion and opportunity are established by global policies. Our code of business ethics – McDonald's Standards of Business Conduct – commits us (consistent with local law) to **providing equal opportunity for employees and applicants and to treating all employees with "fairness, dignity and respect."** Our global People Principles commit us to **a supportive workplace where diverse opinion, backgrounds and experiences are valued.**

We need the best people, with diverse perspectives, in order to grow and thrive. And with operations in 118 countries around the world, we certainly need a rich cultural mix to understand and effectively respond to our customers' needs and preferences.

Measuring diversity on a global basis is a complex process, in part because categories relevant in some countries are not relevant in others. Groups that are minorities in some countries are not minorities in others, and the significance of minority status also varies. We have decided, at least initially, to track gender diversity in decision-making positions because women have historically encountered barriers to achieving such positions in virtually all parts of the world. We will continue to study more comprehensive diversity measures that would be relevant to the diverse communities we serve.

MANAGEMENT OPPORTUNITIES FOR WOMEN

KEY PERFORMANCE INDICATORS	2005
Percent of company-operated restaurant managers who are women	**44.0%**
Percent of mid-management office staff who are women	**39.9%**
Percent of mid-management operations staff who are women	**31.5%**
Percent of worldwide top management team who are women	**15.3%**

TURNOVER IN OUR WORKFORCE

People choose to work in McDonald's restaurants for many reasons. Some want to pursue a career at McDonald's. Others seek to gain entry into the work world, to earn money for further education or some other personal goal, to supplement another income or to remain active and engaged while they raise a family or after retirement.

To manage turnover, we have ongoing, formal training programs to ensure that all employees have the knowledge and skills to perform their jobs, whatever their reasons are for joining the company and their plans for staying. We also work hard to make sure employees are aware of opportunities for advancing in the System. Providing competitive pay and benefits are also key elements in our strategy. We understand that providing opportunity and pleasant work environments will help us manage turnover in ways consistent with our people strategy and our other business objectives.

RELATIONSHIPS WITH EMPLOYEE TRADE UNIONS

Our working relationships with national unions and employees who belong to unions differ from country to country, depending on local laws and regulations, economic structures and other variables. Under our Standards of Business Conduct, we seek to comply with the letter and spirit of all laws in every country where we do business. Thus, we respect employees' legally-protected opportunities to join unions, and we deal with unions authorized to represent our employees' interests.

In various European countries, including all our major markets there, we also consult with country-level works councils. Since 1996, we have also regularly consulted with a broader works council — the European Communications Council. Together, we have discussed a broad range of strategic and operational issues, including priorities for corporate responsibility activities in Europe. As with the country-level works councils, employees have complete independence in deciding who will represent them on this council.

OUR CHALLENGES

We have dual challenges. One is to deliver on our people commitments in unison with tangible employment improvements. The other is to change the perception of employment at McDonald's.

We need to continue to improve our employment experience, each and every year. This involves having the right staffing levels in our stores, offering compelling programs that are valued by our employees and better communicating our employment philosophy of "opportunity for all," centered on training and development programs and combined with significant opportunities for advancement.

THE FUTURE

The success of our business depends on hiring and retaining talented, highly engaged, well-trained people to provide a friendly, accurate and fast service experience that delights our customers. To achieve this, we seek to be — and to be known as — a great place to work in every community where we do business.

Consistent with the Plan to Win and our overall "freedom within the framework" approach, our priorities for achieving our goal include:

- Continuing our exploration of the meaning of diversity in our worldwide markets, with a view toward developing additional guidance and measures.
- Executing our Restaurant People Strategy to drive higher levels of employee commitment and customer satisfaction.
- Defining a framework for communicating about employment "under the Arches" that will help us and our owner/operators attract and retain top talent.
- Establishing a global talent management plan supported by robust talent identification, succession planning, leadership development and staffing processes.
- Implementing a global total rewards program and increasing employee understanding of the rewards available for superior performance.
- Ensuring a workplace where all employees are respected and valued.

PLACE:

A Place in the Community

Ronald McDonald House Charities
Community Giving
Economic Impact
Environment at the Restaurant Level



This soccer team is sponsored by the local Ybor City McDonald's restaurant located in Tampa, Florida.

OPEN DOORS CERES STAKEHOLDER QUESTIONS AND PERSPECTIVE:

Do your philanthropic efforts align with your business strategy?

As stakeholders interested in how businesses such as McDonald's address issues core to what they do, we often look at charitable efforts as a "nice to do". We encourage companies to address their core competencies and to focus their efforts on impacting those areas of their business that affect the "triple bottom line" performance (social, environmental and economic impacts). As a company whose key impacts range from providing food to more than 50 million customers a day, employing more than 1.5 million people, and wielding influence over suppliers for a range of products, how do you view your efforts to support charities such as Ronald McDonald House Charities? Is it linked to your core business? And how does it get integrated with what you do across the broader corporate citizenship spectrum?

"McDonald's is very different from other companies in the food sector in that it works with a group of supplier partners. What we found is that the McDonald's organization and the partners in its supply chain raise labor productivity not only in the Brazilian foodservice industry, but also in the Brazilian economy as a whole."

DR. FERNANDO GARCIA, PROFESSOR OF ECONOMICS, ECONOMIETICS AND PUBLIC ADMINISTRATION, FGV
COORDINATOR OF ECONOMIC RESEARCH, GV CONSULT, SAO PAULO, BRAZIL



WE PLAY A BROADER ROLE IN THE COMMUNITY

A McDonald's restaurant is more than a place for a meal or snack. It is more than a destination for a child's birthday party or a convenient and affordable place to take the soccer team after a game. It is part of the fabric of the local community, the surrounding environment, the economy and ultimately the planet itself.

When Ceres asks us about how integral is community giving to our business, you don't need to look too far for evidence of how integrated the "giving back" ethic is to McDonald's and why we focus our philanthropic efforts on supporting charities that address the needs of children. This is why Ronald McDonald House Charities (RMHC) is the charity of choice for McDonald's. Linda Dunham (Open Doors on this page) shares a passion felt by so many owner/operators, suppliers and company people. Ray Kroc founded McDonald's as a local business, owned and operated by local entrepreneurs, with the business imperative, as he said: "give back to the communities where we do business."

Our restaurants and the local communities they serve have a mutually dependent relationship. We depend on communities for business, and our restaurants give back to their communities through supporting local programs and charitable causes. But our restaurants also have an impact. We strive to manage this appropriately, exercising leadership so that resources will be available to sustain communities in the years ahead.

Our priorities are:

- To give back to the communities we serve — because it's the right thing to do and good for business.
- To continue to raise awareness of the economic value McDonald's restaurants bring to the communities where we do business.
- To be environmentally responsible in our restaurant operations.

OPEN DOORS

LINDA DUNHAM, CHAIR OF THE GLOBAL BOARD OF RONALD McDONALD HOUSE CHARITIES, OWNER/OPERATOR, NEW YORK AND NEW JERSEY



Together with her husband Lee and their son Brian, Linda operates six restaurants in New York and New Jersey, providing jobs and opportunity for 350 employees. She is also Vice President of the local New York Tri-State Area RMHC Chapter. She serves on the boards of numerous other philanthropic organizations and is deeply involved in other efforts to give back to the community.

"I was introduced to McDonald's through my husband, who is a long-time owner/operator. I had a dream job as an account officer in private banking. But I wanted to be more involved in the community and to support the development of young people. So I left banking and joined my husband's business. Later, I became an approved owner/operator.

"Giving back is inherent in the McDonald's System. But social responsibility isn't something you teach. It evolves over time and through your own experiences. There's an innate trait that leads me to accept that it's my responsibility to give back to my community.

"My involvement with Ronald McDonald House Charities began 20 years ago. I had gone to the New York Ronald McDonald House with a group of operators' wives. We went to see what we could do to help with the annual spring cleaning. On the elevator was a little girl, about four years old. She was from Russia and was in the United States receiving treatment as a result of the Chernobyl nuclear accident. That day marked a turning point in my life. I recognized how fortunate I was, and I felt a tremendous desire to help the children staying at the House.

"Now Ronald McDonald House Charities is my charity. I know it well. I have seen first-hand how RMHC is changing lives for the better. I have shared the joy of our grateful recipients. Our many programs have been instrumental in improving the health and well-being of children around the world.

"Because we are McDonald's, local organizations ask us to participate in the life of the community. We welcome this. We support numerous local sports programs and contribute to our community in a variety of other ways. We sponsor school plays, donate items for raffles, provide food for community events, support Safe Night Out for the senior prom and buy books for the local library. We also provide ongoing support for local arts programs."





Above left. In 2005, the Discovery Channel show "Trading Spaces" redesigned the living room of a Ronald McDonald house. The program was nationally televised in the U.S.

Above. McDonald's regional office and local restaurants sponsor community programs including those that encourage physical activity.

SYSTEM SUPPORT FOR RONALD McDONALD HOUSE CHARITIES

We have begun tracking the total funds our local business units, owner/operators and suppliers annually raise for RMHC and other children's charities. One major way McDonald's supports RMHC is though our annual global fundraiser, World Children's Day. In 2005, in honor of our 50th anniversary, we set a goal of $50 million in fundraising for children's causes. As the figure below indicates, we exceeded this goal. World Children's Day alone raised more than $23.6 million.

KEY PERFORMANCE INDICATOR*	2005
Total raised by McDonald's System, including employees, owner/operators and suppliers, and with the help of customers, for RMHC & other charities	**$60.9 million**

*WORLDWIDE

System philanthropy includes the commitment and generosity of McDonald's owner/operators, suppliers and employees and corporate contributions — the "three-legged stool" hard at work to benefit children. Ronald McDonald House Charities is the charity we actively support.


Kids

RMHC is a public charity whose mission is to create, find and support programs that directly improve the health and well-being of children. It reaches into local communities through its network of local Chapters. Through direct contributions, fundraisers and active involvement in local Chapter programs, owner/operators, company employees and suppliers support the Charities' efforts to meet critical needs of children around the world.

There are currently **180 local Chapters in 49 countries around the world**. They operate three core programs:

- **Ronald McDonald House Program:** "homes away from home" for families with seriously ill children receiving treatment at nearby hospitals.
- **Family Room Program:** a place for families to relax and refresh in the hospital setting.
- **Care Mobile Program:** (pictured left) brings cost-effective, high-quality medical, dental and health education services directly to underserved children in both rural and urban areas.

RMHC and its local Chapters also provide support for other nonprofit organizations that help children. Together, since their inception, they have **awarded more than $440 million in grants and services for a wide range of programs that address children's needs**.

RMHC local Chapters are governed by their own Boards of Directors and depend principally on their own fundraising. Many owner/operators serve on Chapter Boards and committees, and even more leverage their resources for fundraising programs and events. Many McDonald's employees and suppliers also provide voluntary support for the Chapters and their programs.

Top and middle. McDonald's employees and Rev. Jesse L. Jackson, Sr. helped unload supplies brought from Illinois and California by Rainbow PUSH to aid victims of Hurricane Katrina. Perlman-Rocque, a McDonald's supplier, then distributed the supplies throughout the affected areas.

Bottom. A McDonald's that was destroyed during Hurricane Katrina.







SUPPORT FOR DISASTER RELIEF

In 2004 and again in 2005, devastation called forth responses from our owner/operators, suppliers and corporate personnel around the world.

HURRICANE KATRINA

Hurricane Katrina brought extraordinary damage to the Gulf Coast region of the U.S.. It also brought out a coordinated response from the McDonald's System.

Our owner/operators and company-operated restaurants in regions across the country initiated their own fundraising and other support activities. Our employees also gave generously — of their funds, their time and themselves. The corporation committed $5 million to Katrina relief efforts, including funds to match those donated by our employees and customers.

TSUNAMI IN SOUTHEAST ASIA

Within hours after the tsunami and related earthquake devastated communities in nearly a dozen countries, our local restaurants in affected areas reopened to begin providing food, water and other assistance to relief workers and victims.

McDonald's Australia provided meals for telethon volunteers, meal vouchers for Red Cross workers and a substantial cash contribution. Business units from Romania to Singapore to Hong Kong helped to raise money, including donating a portion of sales from menu and promotional items to the relief effort. Together, RMHC, local RMHC Chapters and other System efforts raised approximately $3.3 million for disaster relief within the first month following the tsunami.

TOTAL CORPORATE GIVING

At the corporate level, McDonald's partially defrays the general and administrative costs of the RMHC global office by providing free use of facilities, equipment and materials. Our support also helps defray certain costs RMHC would otherwise incur to conduct fundraising activities and deliver program services.

KEY PERFORMANCE INDICATOR	2004	2005
Corporate cash and in-kind philanthropic contributions	$9.2	$13.3

We are tracking total corporate cash and in-kind contributions as a key performance indicator (KPI). The figures do not include the considerable funds and other contributions made by our regional and local business units and some of our corporate departments.

The 2005 increase is due to the unprecedented amount of disaster relief we contributed through matching gifts and donations.

ONGOING REGIONAL AND LOCAL PHILANTHROPIC EFFORTS

McDonald's local business units and owner/operators give back to their communities in a wide variety of ways. The following are just a few examples drawn from major market activities in 2005.

- **Australia**. Since 1990, McDonald's Australia has sponsored a national puppet program to educate primary school children about children with cancer and other children who, for various reasons, look different from others. More than 2.25 million children in approximately 8,500 schools across the country have been reached by the program and its message.
- **Brazil**. Since 1989, McDonald's Brazil has sponsored an annual country-wide fundraiser — McHappy Day — to help provide care and treatment for children and adolescents with cancer. The program has raised more than $27.5 USD million to help support more than 100 organizations allied with RMHC Brazil (Instituto Ronald McDonald). It has become the one of the country's largest fundraisers and awareness generators for pediatric cancer .
- **Canada**. In 2005, McDonald's Canada helped the ALS (Lou Gehrig's Disease) Society of Canada to raise almost CAD $2 million, serving as a presenting sponsor of the annual Walk for ALS. The nationwide walk is a fundraiser for ALS research and services to support individuals who have the disease and their families.

- **China**. In celebration of its 15th anniversary, McDonald's China sponsored a nationwide "Love and Hope" program involving a variety of social welfare and charitable activities in 16 cities. These included donations to Shanghai Children's Medical Center to support treatment of low-income children with heart disease, a fundraising toy sale for orphans and the establishment of the first library for low-income children in western China.
- **Germany**. As part of a nationwide program to encourage children to read, McDonald's restaurants in Germany offered reading events for children in 2004 and 2005. Prominent public figures were invited to read to children from six to 12 years old. For these events, McDonald's restaurants ordered more than 120 cases of books and additional reading materials.
- **Japan**. McDonald's Japan is an official sponsor of the Japan Children's Rubber Baseball Tournament — an annual event involving approximately 15,000 teams and 380,000 children from all around the country. Winning teams are invited to a special McDonald's "Friendship Baseball" event held in Guam.
- **U.K.** Through partnerships with the country's four National Football Associations, McDonald's U.K. has increased the number of qualified football coaches for schools, clubs and communities. This is one way the company seeks to counter the decline in sports participation among young people. The company has also donated more than $2.3 million USD in coaching kits and equipment. More than 3.6 million children have benefited from this program. In April 2006, the program reached its goal, with 10,000 new volunteer football coaches qualified, including 350 for children with disabilities.
- **U.S.** McDonald's USA has collaborated with various organizations such as the City of Hope Cancer Center and Y-Me to help raise awareness and educate our U.S. customers about breast health and breast cancer. During the month of May, restaurants across the country displayed table tents with breast cancer facts, early detection tips and sources for further information and support.

YASUMASA UEDA
OWNER/OPERATOR, KOCHI, JAPAN

OPEN DOORS

Yasumasa Ueda is a McDonald's owner/operator in Kochi, Japan. As a key supporter of the local RMHC Chapter and a variety of other programs for children, he exemplifies the ways owner/operators give back to their local communities.


24:00

"I began my career at McDonald's as a management trainee in a restaurant. My parents were running their own business, so I was naturally interested in both business and management. At the time I was thinking about what I wanted to do professionally, McDonald's Japan was starting to franchise restaurants, so I decided to become an owner/operator. I have been part of the McDonald's System now for 32 years, and I currently operate five restaurants.

"Because I do business in my community, I think it is important to give something back. Currently, I provide food and fun promotional items for children's events in my community. I bring Ronald McDonald to schools to teach students about road safety. I help sponsor the All-Japan Rubber Baseball Tournament. I also donate to UNICEF so that I can support children who need help.

"In 2004, I heard that RMHC was going to build a Ronald McDonald House in my community. I am a board member for Ronald McDonald House Kochi now. I provide advice and support and also join in events held by the House. Last summer we held a barbecue party for volunteers, hospital staff and families who were staying in the House. I invited Ronald McDonald, which was a big surprise for the kids.

"In Japan, very few people know about RMHC. I consider it my personal mission to make the public more aware, because I believe RMHC's work is very important. Of course, there are boxes in all of my restaurants to collect donations and to raise awareness of RMHC, but I also personally hand out RMHC "wish lists" to customers and ask for donations. I am also currently conducting public relations for RMHC in my community."

FERNANDO GARCIA
PROFESSOR OF ECONOMICS AT FGV, COORDINATOR OF ECONOMIC RESEARCH, GV CONSULT

A professor of economics, econometrics and public administration at FGV, Dr. Fernando Garcia also works as coordinator of economic research at GV Consult. He served as lead researcher, coordinator and author of the study of McDonald's impact on the Brazilian economy – conducted in celebration of McDonald's 25 years in Brazil.



YOUR LOCAL McDONALD'S

With this report, we are taking a first step to establish two KPIs we will use to track economic impacts in our major markets.

One KPI is **capital expenditures** – what we spend on purchases that have more than a year of useful life, such as land and restaurant equipment. In 2005, **our capital expenditures, in eight of our nine major markets totaled $1.14 billion – an increase of more than 21% over 2004.**

The other KPI is amounts paid in **social taxes**. These are the taxes that companies pay to support government programs that may provide benefits for eligible company employees, former employees and, in some cases, their families, such as Social Security, unemployment compensation, and Medicare. In 2005, our social tax payments totaled more than $382 million – an increase of about 9.7% over 2004.

KEY PERFORMANCE INDICATORS	2004	2005
Capital expenditures*	**$0.94 billion**	**$1.14 billion**
Total social taxes paid	**$345.3 million**	**$382.3 million**

*NOT INCLUDING JAPAN

Both capital investments and social taxes, the income taxes paid by McDonald's Corporation, play a significant part in funding governmental programs that benefit people other than our employees and shareholders. As a responsible taxpayer, McDonald's Corporation complies with the laws in the different jurisdictions where we do business to ensure that we pay our fair share of income tax. Income tax payments made by the nine major markets totaled $640 million in 2005 and $966 million in 2004. These figures represent the income tax dollars paid which ultimately benefit the people in the communities in which we do business via various government programs and services.

As local businesses, McDonald's restaurants contribute in many ways to economic development at local, national and regional levels. They provide jobs, and the wages they pay enter the local economy, as employees make purchases and pay taxes. They provide opportunities for local and regional suppliers, who then create jobs to meet the increased demand. They invest in their communities through construction and renovation and may serve as a stimulus for neighborhood revitalization. They pay taxes and fees and thus help support essential public services. And not only their employees, but their suppliers and their suppliers' employees pay taxes too.

What is an economic impact study?

"It's a study that measures the economic contribution of a particular business or industry to the whole economy. In this case, it was the contribution of McDonald's to the economy of Brazil. Essentially, we wanted to examine the contrast between the real world, in which McDonald's operates in Brazil, and a theoretical world in which McDonald's doesn't. This allowed us to determine the impact of McDonald's on income, employment, taxes and productivity growth in the Brazilian food industry."

What was unique about the McDonald's studies?

"McDonald's had an accounting methodology that was different from the one used in social accounting — the type of analysis used in the public sector to determine, for example, a country's GDP. This is a very common problem in dealing with the impacts of private sector organizations. By adapting McDonald's accounting methods to fit a social accounting model, we developed an entirely new methodology with which we could measure the true impact of an enterprise on the economy of a region or country. For the 2005 study, this enabled us to compare McDonald's performance to that of other companies in Brazil's food sector."

From your perspective, what findings were most significant?

"Two things were very surprising: the difference between the labor productivity of McDonald's and other companies in the Brazilian foodservice industry and the impact of the McDonald's food supply chain. McDonald's is very different from other companies in the food sector in that it works with a group of supplier partners. What we found is that the McDonald's organization and the partners in its supply chain raise labor productivity not only in the Brazilian foodservice industry, but also in the Brazilian economy as a whole."

AN ECONOMIC IMPACT STUDY OF McDONALD'S IN BRAZIL

In 2004, McDonald's Brazil commissioned an economic impact study to celebrate its 25th anniversary in the country. The study was performed by GV Consult, the consulting arm of a prominent public and business administration institute. In 2005, they completed an update and expansion of the original study.

The study shows, in detail, how McDonald's "has contributed substantially to Brazil's economic and social growth" by generating income, jobs and tax revenues in the local agriculture, manufacturing and services sectors. More specifically:

- **System activities added R$1.6 billion ($701 million USD) and 66,000 jobs to the Brazilian economy.**
- McDonald's and its suppliers paid approximately R$448 million (more than $208 million USD) in taxes, including R$109,203 (approximately $50.7 million USD) for government social security system and severance fund system taxes.
- In 2004, McDonald's restaurants had more than 200 direct suppliers in Brazil, and according to the study, "the huge demand for McDonald's products has helped these and other companies grow into large, nationwide food industries and distributors."
- McDonald's bought close to R$433.4 million (more than $200.9 million USD) in food and other products needed to prepare the meals served in its restaurants and spent more than R$509 million (in excess of $236 million USD) for services, property rental, advertising, freight costs and utilities.

Some of the more important findings, we believe, relate to employees, who are:

- **Younger than their peers** in the Brazilian food service industry, indicating that we provide many young Brazilians with their first formal work opportunity.
- **Earning 29% more** than the average wage paid in the industry.
- **6.5 times more productive** than their average peer due to our substantial investment in technology and in their education and training.

The full report is available online through www.csr.mcdonalds.com.

McDONALD'S ECONOMIC FOOTPRINT IN LOCAL U.S. MARKETS

In the U.S., we have been working with Professor Dennis Tootelian of California State University at Sacramento on an expanding series of local economic impact studies. We began with several metropolitan area studies, then expanded to the state level. We now have 10 current metropolitan area and county-level studies and 15 state-level impact studies, mostly for the western part of the U.S.

In 2005, we took a major step forward, with a study of company-operated and franchised restaurants' impacts in all 15 states in the West Division. This study confirms that **McDonald's is a major engine for economic growth.** For example, in 2003, McDonald's then-3,463 West Division restaurants:

- Spent more than $3.3 billion dollars in their communities, or nearly $9.1 million per day.
- Returned more than 47 cents of every dollar they earned to the local economy.
- Had a combined capital investment of more than $3.6 billion.
- Created nearly 250,000 additional jobs and more than $6.3 billion in spending as a result of the impacts of their purchases.
- Paid a total of more than $231.3 million in business taxes, licenses and payroll taxes, plus additional sums for state and federal income taxes on profits.
- Created more than $1.3 billion in taxes through the jobs they provided and their purchases from other local businesses.

OPEN DOORS

CERES STAKEHOLDER QUESTIONS AND PERSPECTIVE:

Where does climate change fit into your priorities and what are you doing to manage the issue?

Faced with record warmth, unprecedented hurricane activity, and the shrinking of polar ice caps, skeptics no longer question whether human activity is warming the globe, but rather how fast it is happening. A growing number of companies are addressing the financial risks and opportunities associated with climate change. Companies who operate with a "business as usual" strategy may be putting their companies and their shareholders at risk.

Ultimately, an effective climate change strategy will depend on well-functioning environmental management systems and properly focused governance practices.

So we asked McDonald's where climate change fits into their priorities. What are they doing to manage this issue?

Climate change is an important issue. We believe that all companies have a role to play in managing their operations to reduce climate change impacts. While these are not what we see as our biggest impact (given that we are a retailer, not a manufacturer), the fact is that we're a fairly energy-intensive business, and we can and should take actions to reduce our potential impact on global climate change through energy management systems. *For information on how we are managing environmental impacts within our supply chain, please refer to the Products section, page 33.*

With this report, we have taken a first step in calculating our climate change impact — by estimating the CO_2 emissions resulting from the use of electrical energy by company-operated restaurants in our nine major markets. By effectively managing our electrical energy consumption, we are addressing our #1 way to control greenhouse gas (GHG) emissions. Electricity accounts for 98% of our restaurants' direct CO_2 emissions, with hydrofluorocarbons (HFCs) from our refrigerants making up the remaining 2%.

MEASURING GREENHOUSE GAS EMISSIONS AND ELECTRICITY USE

The KPI above indicates that from 2004 to 2005, CO_2 emissions increased 8.9%. This is due to many factors, including business growth and increased sales, an increased number of restaurants staying open 24 hours (and thus using an increased amount of energy), local climate variations and the amount of heating and/or cooling that is needed for temperature regulation.

KEY PERFORMANCE INDICATOR*	2004	2005
CO_2 emissions resulting from electrical energy use in company-operated restaurants	591,000 tons CO_2	643,800 tons CO_2

*NOT INCLUDING CHINA, U.S.

CALCULATION OF GHG EMISSIONS

Since, in most markets, electricity cannot be traced back from a restaurant to a particular power station, GHG emissions for this report were calculated on the basis of country-level data — tables on CO_2 emissions from electrical energy production were developed by the World Resource Institute and the World Business Council for Sustainable Development (see www.ghgprotocol.org, calculation tools). From these tables, the national average amounts of CO_2 emissions per kWh were used for each of McDonald's nine major markets.

Each country-level business unit reported the total kWh used, in 2004 and 2005, for the restaurants it operated. These country totals were based on various approaches, ranging from measured data for all restaurants, in the case of Germany, to extrapolating from sample data in France. Each total was then multiplied by the country's average CO_2 emissions per kWh. The results were added together to produce the KPI.

RATIONALE FOR THE FOCUS ON ELECTRICAL ENERGY CONSUMPTION

McDonald's Europe recently performed an assessment that indicated that the majority of the GHG emissions produced by McDonald's Europe stem from the production of electricity used by its restaurants. These emissions consist mostly of CO_2. For the purposes of this report, we reviewed McDonald's Europe's assessment and drew the conclusion that, on a global level, restaurants' electricity consumption accounts for the bulk of McDonald's GHG emissions.

JESSICA SANSOM
ENVIRONMENT MANAGER, McDONALD'S U.K.

Born and raised in Australia, Jessica Sansom worked on environmental issues in the government and with public and private sector organizations before becoming a part-time consultant to McDonald's Australia. A few months, several phone calls and many e-mails later, she accepted a full-time position with McDonald's U.K., where she currently serves as Environmental Manager.






My role as environmental manager is very broad. It can encompass any number of different subjects — from restaurant operational impacts, like litter and how much energy we use, to the environmental impacts arising from the manufacture of the products we buy.

Being a global brand like McDonald's, everyone wants to know what you're doing. So there's also a corporate affairs role — talking to stakeholders, putting together white papers and publications. And working with government agencies like DEFRA [Department for Environment, Food and Rural Affairs] in the development of policy on environmental issues.

McDonald's is a very procedure-driven organization. So what I've tried to do is to integrate environmental actions into existing restaurant procedures. When you come in and start to work in a restaurant, you're given a task list of all the things you need to complete within your shift. Some may be environmentally driven, but they are not necessarily highlighted as environmental actions; they're just what's on the task list.

For example, you can be accepting a delivery and separating out cardboard for recycling. You could be changing the cooking oil and storing the used oil, which will be sent for recycling into biodiesel. When you have been working on the grill and have finished cooking, an alarm will go off to remind you to put the system into standby mode and close the lid — an action that saves a significant amount of energy.

MEASURING OUR EFFORTS TO CONTROL ELECTRICAL ENERGY USE

We have taken a first step toward developing a metric that will allow us to monitor our restaurants' efforts to control electrical energy use. The initial KPI measures kilowatt hours used in relation to customer transaction counts. A transaction count is a customer order that results in a single payment. It therefore, could account for one or more people, depending on the size of the party and structure of payment.

KEY PERFORMANCE INDICATOR*	2004	2005
Total kilowatt hours used per transaction count in company-operated restaurants	0.85	0.85

* NOT INCLUDING CHINA, U.S.

We are not completely satisfied with this metric because it does not really reflect the multiple variables that impact electrical energy consumption in our restaurants. So much depends upon the local climate, the number of hours the restaurant is open for business, its size, construction type, the types and ages of the equipment it uses and, of course, the procedures in place to control energy use. As we continue to develop our understanding of how these various factors correlate with energy use, we plan to strengthen our metric to best reflect energy use by company-operated restaurants. In addition, as we develop and refine our data collection procedures, we will work to develop a more comprehensive metric that accounts for not only electrical energy use, but also other energy use.

Right. Local school children participate in McDonald's U.K. litter pick-up during a "Just Bin It" event.



OUR ELECTRICAL ENERGY MANAGEMENT STRATEGIES

Strategies for electrical energy management vary from market to market depending on opportunities for improvements in operations, available technological options and relative energy costs. By and large, the strategies focus on five broad areas:

1. **Informing** and **educating** owner/operators and restaurant managers
2. **Developing guidance and tools** to support effective electrical energy management
   - A chapter on utility management is included in our Operations and Training (O&T) manual for restaurant managers.
   - Managers may also access online tools that include a maintenance task schedule and the creation of a "fire up" schedule that estimates savings that could be achieved by changing the schedule or replacing equipment.
   - McDonald's U.K. provides restaurant managers with a special environmental manual and an online course.
3. **Using energy-efficient equipment**
   - Energy efficiency is a factor we consider in evaluating equipment for our restaurants. HVAC systems are one priority because they account for an estimated 30-40% of the energy used in our restaurants.
   - Equipment used for food storage and food preparation can also be major consumers of electrical energy.
4. **Using equipment that automatically controls and prevents excess energy expenditure**
   - Many European restaurants have a comprehensive automated energy management system that monitors, controls and optimizes energy use.
   - In Latin America, energy management systems have been adopted as a standard for new restaurant designs.
5. Building and remodeling McDonald's **restaurants with energy efficiency in mind**
   - In cooler climates, we use insulation in roofs and around the slab foundation to minimize heat loss.
   - A new U.S. prototype restaurant has awnings over dining area windows and additional landscaping to help shield direct sun, thus reducing demands on air conditioning.
   - We are exploring the possibility of securing LEED (Leader-ship in Energy and Environmental Design) certification for new restaurants. Our pilot LEED-certified restaurant in Savannah, Georgia is providing us with much needed insight.

SEEKING REFRIGERANT ALTERNATIVES

We are actively seeking more sustainable refrigerant alternatives to replace the prevailing industry standard, which is HFC-based. HFCs have a significant global warming impact — 1,000 times greater than the impact of the equivalent amount of CO_2. Since opening the first HFC-free restaurant in Denmark, in 2003, we have continued R&D work with our suppliers. Creating the market demand for alternatives has been difficult. (We estimate we represent <1% of total usage of HFC's).

To gather more support, in June 2004, we joined together with The Coca-Cola Company and Unilever, with the support of the United Nations Environment Program (UNEP) and Greenpeace, to sponsor our second global conference — Refrigerants, Naturally — where we and our supplier partners presented the results of our efforts to date.

In 2005, UNEP formally recognized the Refrigerants, Naturally coalition as an official Partnership for Sustainable Development. This means that the coalition is aligned to advance the objectives of Agenda 21 (the UN's comprehensive action plan for sustain-able development) and the program and plan for implementing that agenda.

For our "Refrigerants Naturally" leadership, we and our supplier partners were recognized by the U.S. Environmental Protection Agency with its 2005 Climate Protection Award.


CLIMATE PROTECTION AWARD
McDonald's Corporation

CONSERVING NATURAL RESOURCES BY RECYCLING AND REUSING

Many of our restaurants, franchised as well as company-operated, recycle. And we're always trying to do it better. In Japan, our restaurants are testing the feasibility of collecting and recycling used paper cups. We are actively pursuing the conversion of used cooking oil into biofuels. We already have **biodiesel recycling programs** in Australia, Brazil and some European countries. Other pilot projects to **recycle product packaging** are scheduled to begin this year in Australia and the U.K..

McDonald's Canada has sandwich buns delivered in reusable plastic containers.

In many European countries, Coca-Cola is delivered in a plastic-lined box that can be returned and refilled approximately 25 times. In Sweden alone, this innovation saved about 140 tons of corrugated cardboard in 2003.

In the U.S., we have implemented a bulk cooking oil delivery system, which eliminates the need for both plastic jug containers and the corrugated boxes to hold them. Doing so eliminates more than 1,500 pounds of packaging waste per restaurant per year!

As of the end of 2005, 43% of U.S. restaurants were participating in the program, or approximately half the restaurants capable of receiving bulk oil. We aim to add an additional 1,000 restaurants (about 10% more potential participants) to the program each year.



PITCHING IN: KEEPING OUR NEIGHBORHOODS LITTER-FREE

We live and work in the same neighborhoods as our customers do, and like them, we want these areas to be clean and free of litter. We instruct our staff on keeping our grounds clean, and our training manuals teach good litter management practices. We do frequent clean-ups of areas outside our restaurants and public space surrounding our parking lots. We encourage our customers to help, with garbage cans throughout our restaurants and in parking lots and drive-thru areas.

We take litter very seriously. Here are other ways we are making the effort to keep our neighborhoods clean:

- In Australia, McDonald's is developing a nationwide "Clean Streets" program.
- Our German anti-litter campaign has included workshops, a sports festival and teaching aids for schools and communities.

EFFECTIVE WATER MANAGEMENT

Our company-operated and frachised restaurants use somewhere around 19.2 billion gallons of water a year. That's 1,650 gallons per day per restaurant on average. Most of the water used by our restaurants is for personal sanitation, cleaning and, in some cases, landscape maintenance.

Our Global Water Team coordinates and supports our water management efforts. The Team consists of relevant internal departments, our major suppliers of water filtration systems, our primary supplier of chemical cleaning products for our restaurants, The Coca-Cola Company, which has an interest in the quality of water used for our beverages, relevant departments within McDonald's and other experts.

The Team has established global standards for restaurant water quality to make sure the water used in our restaurants is safe and free from contaminants so that it is suitable for food preparation, cleaning, sanitation and personal hygiene.

It is also focused on:

- Water conservation.
- Reducing levels of greases and sugars in our restaurants' waste water.
- Designing systems so that water is filtered according to the level of quality necessary in different areas within a restaurant. (For example, a higher level of filtration is needed for the beverage area than is needed for toilets.)

OUR CHALLENGES & THE FUTURE

OUR CHALLENGES

Community giving: Getting our System even further energized and involved with supporting Ronald McDonald House Charities.

Economic impact: Developing a standard protocol and methodology to measure our economic footprint and our broader impacts within the community.

Environment: Developing additional tools and programs to implement our global environmental policy at the restaurant level.

THE FUTURE

Our business depends on how well our restaurants fit into their local communities and serve the interests of our diverse stakeholders. As a responsible corporate citizen, we want to continue progress in environmental stewardship, philanthropy, and support for local economic development.

GOALS INCLUDE:

GIVING

- Enhancing the reach and influence of **World's Children's Day** and other fundraising efforts to help children in need.
- Supporting the growth of **Ronald McDonald House Charities**, thereby helping more children in need.

ENVIRONMENT

- Continuing to pursue ways of **reducing our use of energy from non-renewable sources**.
- Enhancing our ability to **gather more comprehensive and detailed metrics on restaurants' energy use**. This information would enable us to correlate specific energy management practices, equipment and design choices to energy use and cost savings. We could thus better target our efforts and support energy monitoring and control at the restaurant level.
- **Improving the environmental footprint of our consumer packaging.**

DEAR READER,

The title of this report was deliberate. We understand just how important an "Open Door" is in the effort to fully engage stakeholders who, like McDonald's, care so much about social and environmental issues. Please know that this spirit does not end with this report. We remain committed to opening our doors wider and to more people.



We have already taken steps in this direction — through programs like the CSR Fellows' visits to our beef suppliers and many Open Door initiatives around the world. We firmly believe that everyone benefits when we do this.

I learned this first-hand when I cut my teeth on environmental issues in the 1990s. An NGO — Environmental Defense — approached McDonald's about working together to reduce waste. After an initial feeling out period, trust and common ground emerged. Through this partnership, we reduced McDonald's waste by 300 million pounds during the 1990s.

We've entered into other productive partnerships — with Dr. Temple Grandin on our animal welfare audit system, Conservation International on our sustainable fisheries and supplier environmental scorecard programs, and numerous organizations that share our interest in balanced, active lifestyles.

We must continue to look for similar opportunities. The common thread is **better policies, better programs — and better results.**

Above. Vice President of Corporate Citizenship and Issues Management, Bob Langert (*pictured far right*) moderates the "Quality Through the Eyes of NGOs" panel during McDonald's 2005 Quality Symposium. Panelists, pictured left to right, are David Schilling, Interfaith Center on Corporate Responsibility, John Buchanan, Conservation International, and Dr. Temple Grandin, Colorado State University.

To facilitate this effort, we have launched the "Open for Discussion" blog on our corporate website, at csr.blogs.mcdonalds.com. Please join the conversation. This is one way we are upping our efforts to expand our dialogue with you. Rather than just talk, we want to listen. I hope "Open for Discussion" can lead to more shared understanding and create the kind of momentum that makes corporate responsibility a part of everyone's mindset.

MEASURING PROGRESS: WHAT'S OUR SCORECARD?

This is our third Corporate Responsibility Report. With our last report, we said we would work to establish more meaningful metrics, and we have done so. While some tangible, quantifiable CSR-related targets can be set at the global level, we have learned that, by and large, performance measures are best set at the business-unit level. We will build upon this start.

Even when issues are common to a number of countries, they often take such different forms that a single meaningful metric — let alone a target for progress — is difficult to come by. McDonald's Europe's recently released Corporate Responsibility Report demonstrates how issues are shaped by local conditions and how our business units are establishing goals to address them.

At the global level, we must establish the proper framework for these initiatives and advance awareness of our core values, priorities and activities throughout the System. There is much work still to be done. So the practical aspects of reaching our more than 1.5 million employees, plus our owner/operators and suppliers is a real challenge. But educating our System is essential. **While McDonald's brand is global, we are better described as the world's largest small business.**

How do we assess our performance? I like our CEO **Jim Skinner's** answer to that question at the November 2005 Business for Social Responsibility conference. When asked about our balanced, active lifestyles efforts, he said he would give the company an **A for effort and a C for results.** He said that McDonald's has done a lot to increase menu choice, provide more nutrition information and encourage physical activity, but that not enough consumers felt good about McDonald's food. And when it comes down to it, results are much more important than the effort. So there is much work to be done.

Jim's scorecard mirrors how many of us feel about our corporate responsibility efforts. We've made a difference in many areas: nutrition information for restaurant foods, environmental innovations in packaging, animal welfare, supplier social accountability and employee training and development, just to name a few. But we still need to better leverage responsible social and environmental practices as a means to create a more efficient, relevant and profitable business that satisfies more customers. That's the **sustainability challenge** — one that we are excited about and committed to aggressively take on in the coming years.

WHAT'S MOST RELEVANT?

We will continue to measure ourselves against the key performance indicators identified in this report. They will keep us on track with what is most relevant to our aspirations as a sustainable business enterprise. It's about **validation and verification.** We want to advance in the process of developing and adopting an assurance process because **credibility and comparability are very important.**

For this reason, we continue to support the **Global Reporting Initiative.** We strongly believe in their mission, what they are doing and the way they are approaching a reporting methodology to focus on what is most material. We look forward to the day when consumers can compare McDonald's CSR performance to the performance of other comparable restaurants — not because we view CSR as a competitive advantage, though it may be, but because we hope CSR performance will come to have more influence on consumers' purchasing habits.

THE NEXT 50 YEARS

McDonald's celebrated 50 years of business in April 2005. We've come a long way — from one restaurant in Des Plaines, Illinois, serving 15-cent hamburgers to more than 30,000 restaurants serving a wide range of menu choices. In 1957, McDonald's founder, Ray Kroc, began giving back to the community by distributing hamburgers to Salvation Army bell ringers at Christmas time. In September 2005, McDonald's was selected for inclusion in the Dow Jones Sustainability Index, a global stock index that tracks and rates the performance of "sustainability-driven companies" in their industry sector. **As we start our next 50 years, I envision increased awareness and action in which corporate citizenship is inextricably linked to providing our customers with their favorite restaurant experience.**

I believe we can get there, but only with the help of stakeholders who take the time to let us know what's important to them and what they think about our performance. One way you can help us get there is by joining us at www.csr.blogs.mcdonalds.com. We're open for discussion. We'd like your feedback.

Sincerely,

Bob Langert
Vice President, Corporate Citizenship and Issues Management

CEO Jim Skinner

IN NOVEMBER 2005, CEO JIM SKINNER SPOKE AT THE ANNUAL BUSINESS FOR SOCIAL RESPONSIBILITY (BSR) CONFERENCE

BSR is a global nonprofit organization that helps member companies, including McDonald's, achieve success in ways that demonstrate respect for ethical values, people, communities and the environment. Jim spoke about some major misconceptions about McDonald's and how we are seeking to change the framework by sharing the facts. He also reflected on our overall approach to corporate responsibility. The following are some excerpts from his speech.

"We live in a complex and constantly changing world, and McDonald's, like each of your organizations, will always be trying to adjust to new demands as well as capitalize on new promises.

"Our founder, Ray Kroc, instilled in McDonald's a culture of acting responsibly. A culture that we have embraced over the past 50 years, long before there was a name for it. He said, "Be a good citizen. Have a real sense of community. Spread goodwill. Be involved in the life and spirit of the community you serve." As usual, Ray was ahead of his time.

"We've learned several things as we've dealt with ... issues through the years.

"First, as leaders, we are all subject to greater scrutiny in everything we do. But we should not let this hold us back from taking on the issues and making changes that have some controversy, even if we have to challenge stereotypes and myths.

"Second, listening to our customers is still the right thing to do. It always has been and it always will be. Customers will tell us if there are issues with our products and services. Customers will let us know if they have concerns over whether we're acting socially responsible. If we all keep up with our customers, we will stay ahead of the curve.

"Next, the only way to advance corporate social responsibility is to act. Gather the facts, yes. But recognize when the only proper response to the challenges that we face is action. In this ever transparent world, where we are all under an intense microscope, the danger is that we just lay low. ... Instead, we need the opposite: to be bold and decisive in responding to change, we must do the right thing — and we must do things right."

Walter Massey
Chair, Corporate Responsibility Committee, McDonald's Board of Directors

CORPORATE GOVERNANCE AT McDONALD'S IS BASED ON OUR LONG-STANDING COMMITMENT TO ETHICAL, TRUSTWORTHY BUSINESS CONDUCT

"Nearly 50 years ago, McDonald's founder, Ray Kroc, said, 'The basis for our entire business is that we are ethical, truthful and dependable.' Integrity in all we do remains a core value and the foundation for our governance policies and procedures.

"In governance, as in other areas, we believe the tone is set at the top of the organization, with a Board of Directors and top management team committed to responsible, honest dealings in compliance with all applicable laws and stakeholder expectations, including open principles and effective compliance systems.

"Setting the tone at the top, the Board of Directors has established a standing Corporate Responsibility Committee to act in an advisory capacity on policies and strategies that affect McDonald's role as a socially responsible company. The Committee reviews the company's periodic corporate responsibility reports, codes of conduct for employees and suppliers and plans and performance in the various social and environmental areas material to McDonald's business."

INDEX: GLOBAL REPORTING INITIATIVE

Indicators defined by Global Reporting Initiative's Draft G3 Sustainability Reporting Guidelines

ITEM #	INDICATORS	PAGE
	GENERAL DISCLOSURES	
1.1	Statement from CEO	pages 4-7, 67
1.2	Description of key risks and opportunities	pages 4-7, 8-9, 13, 15, 18, 25, 26(a-c), 28-29, 34, 37-41, 44, 53, 56, 65-66
2.1 – 2.8	Organizational profile	pages 11-13
3.1 – 3.17	Report parameters	pages 3, 67
4.1 – 4.17	Governance, commitments and engagement	
	Governance	pages 6, 14-15, 28
	Commitments to external initiatives	pages 25, 36, 64, 65
	Stakeholder engagement	pages 4-5, 12, 18, 28, 30-37, 33-35, 40, 53, 66
	ECONOMIC PERFORMANCE	
	Management approach	page 13
EC1	Economic value generated & distributed	pages 11-12, 60-61
	ENVIRONMENTAL PERFORMANCE	
	Management approach	page 13
	Energy	pages 28, 64-65
	Water	page 65
	Biodiversity	pages 28, 34, 41
	Emissions, effluents & waste	pages 35, 62-65
	Products	pages 33-36
EN2	Percentage of materials used that are recycled	page 35
EN3	Direct energy consumption, by primary energy source	page 62
EN7	Initiatives to reduce indirect energy consumption	page 33
EN15	Programs for managing impacts on biodiversity	pages 34, 36
EN17	Greenhouse gas emissions	pages 62-63
EN26	Initiatives to manage the environmental impacts of products & services	pages 33-36
	SOCIAL PERFORMANCE: LABOR PRACTICES	
	Management approach	
	Employment	pages 44, 47, 50, 53
	Labor/management relations	page 53
	Training & education	pages 44-47
	Diversity & equal opportunity	pages 52-53
LA1	Breakdown of total workforce by employment type & region	page 11
LA3	Minimum benefits provided to full-time employees	page 50-51
LA12	Programs for skills management & lifelong learning	pages 4-47
LA14	Breakdown of employees per category according to gender	page 52
	SOCIAL PERFORMANCE: HUMAN RIGHTS	
	Management approach/ Management practices	page 28
HR3	Type of employee training on policies & procedures concerning aspects of human rights relevant to operations	page 15
HR8	Procedures for complaints & grievances	page 15
	SOCIAL PERFORMANCE: SOCIETY	
	Management approach/Community	pages 56-57, 65
SO2	Extent of training & risk analysis to prevent corruption	page 15
SO4	Participation in public policy development & lobbying	page 40

The preparation of this report was informed by the Global Reporting Initiative's (GRI) 2006 Draft G3 Sustainability Reporting Guidelines
GRI has not verified the contents of this report, nor does it take a position on the reliability of information reported herein.
For further information about GRI, visit www.globalreporting.org

CREDITS & ACKNOWLEDGEMENTS

Please visit our website to download this report and for more information about our Corporate Responsibility programs: www.csr.mcdonalds.com

We thank the following organizations for their help and guidance with this report:

Business for Social Responsibility, www.bsr.org

SustainAbility, www.sustainability.org

CERES, www.ceres.org

Conservation International, www.conservation.org

REPORT PREPARATION:

McDonald's Corporate Citizenship Department

EDITORIAL ASSISTANCE:

Luntz, Maslansky Strategic Research

DESIGN:

Faust Ltd., www.faustltd.com

SPECIAL THANKS TO:

McDonald's Creative Services Department
Ontario Pork Board for permitting the use of the "Farm to Fork" trademark

PRIMARY PHOTOGRAPHY:

Ray Reese
Matt Boring and Bill Parrish, McDonald's Creative Services

PAPER:

This report is printed on Mohawk Options PC 100, made of 100% post-consumer waste fiber and manufactured with windpower generated electricity.

PRINTING:

Lake County Press, Inc.


Recycled
FSC

This McDonald's Responsibility Report, issued August 2006, provides information about pertinent aspects of our business related to our products, the communities we serve, the environment, our people and our relationship with suppliers. The report presents our progress through the first half of 2006. Forward-looking statements included in the report reflect management's expectations regarding future events and future performance as of July 2006. McDonald's continues to launch new initiatives and make changes to our business. These developments, together with the uncertainties inherent in forward-looking statements, mean that programs and results may differ from those described when the report was first issued.



Ray Kroc opens first franchised McDonald's restaurant

Hamburger University opens

Ronald McDonald makes initial public appearance



First international McDonald's restaurants open

Owner/operator Jim Deligatti invents Big Mac

"We have an obligation to give back to the community that gives so much to us."

RAY KROC, FOUNDER AND CHAIRMAN OF THE BOARD (1955-1977)

McDonald's starts providing nutrition & ingredient information

Workforce diversity program established in U.S.

McDonald's collaborates with other stakeholders to open first Ronald McDonald House

First salads introduced



Rain forest policy issued

"People make a company — not a balance sheet or a listing on the New York Stock Exchange."

FRED TURNER, CHAIRMAN OF THE BOARD AND CEO (1977-1990)



"I believe in taking measured risks to shape our destiny. I believe we must be nimble, quick to change what's not working and improve what is. Also, I believe our greatest days lie ahead."

MIKE QUINLAN, CHAIRMAN OF THE BOARD AND CEO (1987-1998)

Global environmental policy issued

McRecycle USA launched — pledge to buy $100 million per year in recycled materials



McDonald's joins U.S. Environmental Protection Agency Green Lights program for energy-efficient lighting

Code of Conduct for Suppliers developed

Onsite supplier social accountability audits initiated

Onsite animal welfare audits initiated



"The world should be a better place because of McDonald's."

JACK GREENBERG, CHAIRMAN OF THE BOARD AND CEO (1999-2002)

Global Animal Welfare Guiding Principles issued

Board of Directors Corporate Responsibility Committee established

World Children's Day inaugurated


World Children's Day at McDonald's

First corporate responsibility report published

Global balanced, active lifestyles approach established



Global antibiotics policy issued

"The relationship and trust we have with our customers is the core of our success. We must do everything we can to preserve and protect this trust."

JIM CANTALUPO, CHAIRMAN OF THE BOARD AND CEO (2003-APRIL 2004)

"The only way to advance corporate social responsibility is to act. Gather the facts, yes. But recognize the only proper response to the challenges that we face is action."

JIM SKINNER, CHIEF EXECUTIVE OFFICER (NOVEMBER, 2004-PRESENT)

2004-06

2004

Premium salads and Salads Plus launched on multiple continents



Sustainable fisheries guidelines, developed in partnership with Conservation International, extended worldwide

McDonald's USA named number #1 Company for Minorities by Fortune Magazine for second straight year

RMHC, local RMHC Chapters and other System efforts raised approximately $3.3 million for disaster relief within the first month following the tsunami in East Asia

"Being responsible is not only part of our heritage; it is an integral part of our business strategy."

CHARLIE BELL, CHIEF EXECUTIVE OFFICER (APRIL-NOVEMBER, 2004)

2005



Ronald McDonald becomes Ambassador for Balanced, Active Lifestyles

McDonald's Europe publishes its first Corporate Social Responsibility Report



McDonald's receives EPA Climate Protection Award for joint efforts to promote natural refrigerants



McDonald's accepted as a member of the Dow Jones Sustainability Index

McDonald's Corp. commits $5 million to match funds donated by employees and customers to Hurricane Katrina victims

2006

McDonald's System raises $60.9 million for RMHC and other children's charities



McDonald's Nutrition Information Initiative (NII) launched in conjunction with the Olympic Games in Torino Italy, providing customers with nutrition information on product packaging



McDonald's Global Mom's Council established

McDonald's named #1 Employer in Latin America by the Great Place to Work Institute


GREAT
PLACE
TO
WORK
INSTITUTE

Let's Continue the Discussion:

Join our blog at: www.csr.blogs.mcdonalds.com

Write to us at: Corporate Citizenship Department,
McDonald's Corporation, Oak Brook, IL 60523

And give us your feedback at:
www.csr.mcdonalds.com/survey.html

To request a copy of this report, contact us at
www.csr.mcdonalds.com



American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR & CONGRESS OF INDUSTRIAL ORGANIZATIONS
AFL
CIO

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

February 9, 2007

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: McDonald's Corporation Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of McDonald's Corporation ("McDonald's" or the "Company"), by letter dated January 16, 2007, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2007 proxy materials.

For the record, McDonald's omitted any mention of the Adrian Dominican Sisters from its January 16 letter to the Commission. We respectfully request that the Company name the Fund and the Sisters as co-primary filers of the Proposal when preparing the proxy statement for the Annual Meeting.

I. Introduction

Proponents' shareholder proposal urges

> the Board of Directors to adopt, implement, and enforce a revised company-wide Code of Conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and the following other relevant ILO conventions:
>
> - Employment shall be freely chosen. There shall be no use of forced labor, including bonded or voluntary prison labor (ILO Conventions 29 and 105);

- Workers are entitled to overtime pay when working more than 8 hours per day (ILO Convention 1);

- All workers have the right to form and join trade unions and to bargain collectively (ILO Conventions 11, 87, 98, 110);

- Worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions (ILO Convention 135).

The Board should also prepare a report at reasonable cost to shareholders and the public concerning the implementation and enforcement of this policy.

McDonald's argues that the Proposal is excludable because it

- "is so inherently vague and indefinite as to be misleading" [Rules 14a-8(i)(3) and 14a-8(j)];

- "seeks to further a personal interest of the Proponent not shared by the Company's shareholders at large" [Rules 14a-8(i)(6) and 14a-8(j)];

- "lacks the power and authority to implement the Proposal" [Rules 14a-8(i)(6) and 14a-8(j)];

- "deals with a matter relating to the Company's ordinary business operations" [Rules 14a-8(i)(7) and 14a-8(j)];

- "has substantially implemented the Proposal" [Rules 14a-8(i)(10) and 14a-8(j)].

In our opinion, McDonald's has failed to meet its burden under Rule 14a-8(g). In fact, neither prior Commission decisions, nor McDonald's size and structure, justifies excluding this Proposal. To the contrary, the Commission has decided against exclusion on nearly identical proposals, and the Proposal fits well within McDonald's existing structure and practices.

II. McDonald's existing structure and practices are well-suited to adoption of the Proposal.

The Company presents "background information" explaining that "73% of the employees in McDonald's restaurants are employed by franchisees and licensees of the Company," and are, therefore, not McDonald's employees. Yet the Company neglects to say that the McDonald's Code of Conduct for Suppliers ("Code of Conduct") specifically states that

> McDonald's will refuse to approve or do business with those who do not uphold, in action as well as words, the same [McDonald's] principles [of employment practice and business conduct]. McDonald's recognizes that its suppliers are independent businesses.... Nonetheless, actions by those with whom McDonald's does business are sometimes attributed to McDonald's itself, affecting its reputation and the goodwill it has with its customers and others. (Code of Conduct, p.1.) (Exhibit A)

The Proposal was crafted, as a revision of McDonald's current Code, to fit within the structure and culture of McDonald's and represents a necessary step forward for the Company and its shareholders.

III. The Company has failed to demonstrate that the Proposal is so inherently vague and indefinite as to be misleading.

A. Nearly identical proposals have withstood objections under Rules 14a-8(i)(3) and 14a-8(j).

The Commission was presented with shareholder proposals almost identical to the Proposal in *Peabody Energy Corporation*, SEC No-Action Letter, 2006 SEC No-Act. LEXIS 316 (March 8, 2006), and *E.I. du Pont de Nemours and Company*, 2004 SEC No-Act. LEXIS 262 (February 11, 2004), and in each case, the Staff denied the companies' request to exclude the proposals under Rule 14a-8(i)(3).

Peabody Energy Corporation ("Peabody") involved a proposal "to adopt and implement an enforceable company-wide employee policy based on the International Labor Organization's ("ILO") Declaration on Fundamental Principles and Rights at Work and other conventions, including...Conventions [29, 87, 98, 100, 105, 111, and 176]." Peabody, like McDonald's, objected that it would not know which conventions it should review and how they might apply to its operations and its shareholders. It also maintained, as does McDonald's, that the conventions were designed to be implemented by governmental entities, not companies. The Commission denied Peabody's request for a No-Action Letter.

E.I. du Pont de Nemours and Company ("Dupont") involved a proposal containing almost identical language to the Proposal before McDonald's. There, the Board of Directors was urged "to adopt and implement an enforceable company-wide human rights policy based on the International Labor Organization's Declaration on Fundamental Principles and Rights at Work... including [Conventions 29, 87, 98, 100, 105, 111, 138 and 182]." Like McDonald's, the arguments advanced for exclusion under Rule 14a-8(i)(3) described the difficulties involved in deciding which conventions should be consulted and how they might be reconciled with each other. The Commission denied Dupont's request for a No-Action Letter.

McDonald's, in contrast, cites a line of Commission decisions on No-Action Letters, *The Proctor and Gamble Company,* SEC No-Action Letter, 202 SEC No-Act. LEXIS 768 (October 25, 2002); *Philadelphia Electric Company*, SEC No-Action Letter, 1992 SEC No-Act. LEXIS 825 (July 30, 1992); *NYNEX Corporation*, SEC No-Action Letter, 1990 SEC No-Act. LEXIS 51 (January 12, 1990), in support of its argument that the Proposal may be excluded. Yet a review of these decisions reveals they are not relevant to the Proposal at issue:

The Procter and Gamble Company excluded a shareholder proposal calling for the establishment of a fund to provide legal assistance, witness protection and other unspecified assistance to "victims of retaliation, intimidation and troubles because they are stockholders/ shareholders...."

Philadelphia Electric Company excluded a proposal calling for "the election of a committee of small shareholders who will consider and present to the Company's board of directors a plan...'that will in some measure equate with the gratuities bestowed on Management, Directors, and other employees.'"

NYNEX disposed of a proposal that "relates to not 'interfering' with the 'government policy' of any foreign government in which the Company has been 'invited' to set-up facilities."

B. McDonald's objections to the Proposal on grounds of vagueness and enforceability ignore the integrity of the Proposal and its compatibility with Company standards and operations.

McDonald's complains that the text of the "principles and rights contained in the ILO's constitution and other declarations and conventions....are not specifically set forth within the Declaration."

The Proposal carefully describes the ILO Declaration and conventions as the elements upon which a revised McDonald's Code of Conduct is to be based. They are not described as the precise language of a revised Code of Conduct. In the context of a precatory proposal, the Company retains substantial flexibility to implement the proposal as it sees fit. Similarly, the Company's assertion that the ILO Declaration and conventions are to be adopted by governments, not by corporations, ignores the plain language of the Proposal, which calls upon the Board of Directors to use the ILO Declaration and conventions as the basis for a revised Code of Conduct for the Company, its suppliers and sub-contractors. In fact, Staff decisions in *Peabody* and *Dupont* rejected No-Action requests based on this argument.

The Company also asserts that the Proposal fails to define whether a "company-wide" Code of Conduct would apply solely to the approximately 8,000 restaurants directly operated by the Company or to the more than 22,000 McDonald's restaurants operated by independent franchisees and licensees. Proponents have maintained throughout the Proposal that the revised McDonald's Code of Conduct would apply "company-wide...inclusive of suppliers and sub-contractors." The plain language of the Proposal is clear—and McDonald's own Code of Conduct for Suppliers is equally clear—that it applies to all entities that are part of the Company's operations.

McDonald's also asks for specificity on "violations of human rights in McDonald's supply chain," and states that "the reference to "cases of modern-day slavery" in the second paragraph of the Proposal "is incendiary and untrue." In our opinion, the Proposal makes clear that the cases referred to in its second paragraph are each human rights cases prosecuted by the United States Department of Justice and there is no assertion that they represent violations of human rights in McDonald's supply chain. See, for example, United States v. Ramos, No. 01-14019-CR-Moore, Sentencing Hearing, Tr. at 33 (S.D. Fla. Nov. 20, 2002); US v. Lee; US v. Flores; US v. Cuello; US v. Tecum. Media coverage of human rights abuses in the agriculture industry in *The New York Times*, *The Washington Post*, the *Los Angeles Times*, *The Miami Herald*, CNN, PBS, Univision, NPR, BBC News, *The New Yorker* and *National Geographic* magazines has increased. Indeed, the Proposal makes clear it is designed to protect McDonald's from "negative publicity, public protests, and a loss of consumer confidence that can have a negative impact on shareholder value" if they were to occur in McDonald's supply chain.

Finally, the Company asks how it would implement the Proposal were it to be adopted by shareholders. The Proposal does not seek to intrude into the day-to-day operations of the Company. Rather, it asks the Board of Directors to revise McDonald's Code of Conduct and for management to implement a revised Code of Conduct, just as it now implements its existing Code according to applicable laws and regulations.

IV. The Proposal seeks to increase the value and reputation of McDonald's for its shareholders and customers.

The Company asserts that the Proposal seeks to "further a personal interest of the Proponent not shared by the Company's shareholders at large," and is, therefore, excludable under Rules 14a-8(i)(6) and 14a-8(j).

The AFL-CIO Reserve Fund, like all pension funds, has a fiduciary duty to its beneficiaries to engage in conduct that will increase the value of the fund. The Proposal, in fact, makes clear that it is designed to protect McDonald's and its shareholders from the "negative publicity, public protests, and a loss of consumer confidence" that could occur were the Company, or any of its operations or suppliers, to engage in conduct in violation of the human rights standards described in the Proposal. Moreover, if the Proposal were adopted, McDonald's reputation would be greatly enhanced. Upon adoption, the Company would be widely viewed as taking a leadership role in human rights and consumer and worker protections, each of which is a key concern in the global restaurant business.

Both *Peabody Energy Corporation* and *Dupont* involved union fund proposals, calling upon boards of directors to adopt company-wide human rights policies, based upon the ILO Declaration and conventions. Each proposal was almost identical to the Proposal before McDonald's. In its No-Action Letter to the Staff, Peabody complained that "the Proponent, which owns only 200 shares out of more than 131,415,000 shares outstanding, is using the Proposal as a tool to further its own interests and not the interests of the Company's stockholders as a whole." The Staff rejected the Peabody and Dupont no-action requests.

McDonald's cites *General Electric Company*, SEC No-Action Letter, 2006 LEXIS No-Act. LEXIS 13 (January 9, 2006), in support of its argument to exclude the Proposal, yet that decision dealt with matters already in litigation between the shareholder and the company. The AFL-CIO Reserve Fund is not party to any litigation with the Company. Similarly, *Morgan Stanley,* SEC No-Action Letter, 2004 SEC No-Act. LEXIS 59 (January 14, 2004), involved a proposal by a former Morgan Stanley employee who had been terminated by the company, not, as here, shareholders with no interest other than that held by other shareholders at large.

The *Dow Chemical Company*; SEC No-Action Letter, 2003 SEC No-Act. LEXIS 323 (March 5, 2003), decision excluded the latest in a series of actions taken by a proponent who sought payment for alleged injuries caused by Dow. That no-action letter bears no relation to the Proposal at issue here. Neither the Sisters, nor the AFL-CIO Reserve Fund, have taken action involving McDonald's in any other forum.

V. The Company has the full power and authority necessary to implement the Proposal.

McDonald's also cites Rule 14a-8(i)(6), asking the Commission to allow it to exclude the Proposal because the Company lacks the power and authority to implement it. McDonald's maintains that it has no control over any but its own directly hired employees. Yet its own Code of Conduct for Suppliers, supra, makes clear that McDonald's seeks to uphold its reputation by requiring its suppliers to engage in the same employment practices as it does with its direct employees. McDonald's states that it will refuse to do business with any supplier that fails to meet its employment standards.

While the Company argues that the proposals at issue in *The TJX Companies, Inc.,* SEC No-Action Letter, 2002 SEC No-Act. LEXIS 580 (April 5, 2002); *Revlon, Inc.,* SEC No-Action Letter, 2002 SEC No-Act. LEXIS 618 (April 5, 2003); and *The Stride Rite Corporation,* SEC No-Action Letter, 2002 No-Act. LEXIS 65 (January 16, 2002), are distinguishable from the Proposal here, a reading of those decisions reveals proposals nearly identical to the Proposal before McDonald's. In each case, the proponents were careful not to attempt to micromanage the company. Each company could determine the best management practices to implement the clear intent of the proposal. McDonald's management is well-suited to designing the best implementation of the Proposal. Accordingly, Rule 14a-8(i)(6) is inapplicable as a basis on which to exclude the Proposal.

VI. The Proposal is not excludable under Rule 14a-8(i)(7) as an ordinary business matter because it focuses on significant social policy issues that transcend the day-to-day business matters of the Company.

The Commission stated in Exchange Act Release No. 40018 that proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues...would not be excludable, because the proposals would transcend day-to-day business matters...." The Proposal before McDonald's is just such a proposal.

Human rights and labor rights are significant social policy issues in the global economy. They are matters of daily concern among national and international organizations, businesses and the news media. McDonald's is well aware of the significance of these matters and it has taken a first step by adopting its Code of Conduct for Suppliers. Indeed, the Company explains that it adopted the Code of Conduct for Suppliers because "actions by those with whom McDonald's does business are sometimes attributed to McDonald's itself, affecting its reputation and the good will it has with customers and others." In our opinion, these issues are significant social policy issues affecting the company, its customers, shareholders and the nations in which it does business. Human rights issues transcend ordinary business matters.

The Staff has agreed that proposals dealing with human rights and the ILO's Declaration and conventions are not excludable as matters relating to ordinary business operations under Rule 14a-8(i)(7). In *Costco Wholesale Corporation*, 2004 SEC No-Act. LEXIS 806, (October 26, 2004), for example, the company, citing "ordinary business operations," sought to exclude a proposal almost identical to the one before McDonald's. The Staff denied the company's request.

VII. McDonald's has not adopted or implemented a company-wide Code of Conduct based on the ILO's Declaration on Fundamental Principles and Rights at Work and the relevant ILO conventions described in the Proposal.

The Company wrongly maintains that its "Standards of Business Conduct and People Principles" ("Standards"), its "periodic Corporate Responsibility Report" ("Report"), and its "Code of Conduct for Suppliers" ("Code") have substantially implemented the Proposal. Any reasonable comparison of the Proposal and McDonald's Standards, Report and Code clearly shows that the Company has not adopted what the Proposal calls for: a revised company-wide

Code of Conduct, inclusive of suppliers and sub-contractors, based on the ILO's Declaration on Fundamental Principles and Rights at Work and the relevant conventions described in the Proposal.

Similarly, the current McDonald's Standards, Report and Code each fail to include the requirement that worker representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. The Proposal not only spells out those rights but references ILO Convention 135, which describes them in detail.

The Proposal recognizes that McDonald's Code includes employees' rights as provided by national and local laws where McDonald's does business. The Proposal, however, notes that "U.S. agricultural workers are excluded from many labor laws that apply to other U.S. workers (for example, National Labor Relations Act of 1935, 29 U.S. C. § 151 et seq.; portions of the Fair Labor Standards Act of 1938, 29 U.S.C. § 201, 213)." The rights of agricultural workers are part of the rights of workers spelled out in the ILO Declaration and its conventions. These rights would apply to all McDonald's operations, both direct and indirect, under the Proposal. There is no basis to conclude that McDonald's has substantially implemented it.

In *E.I. du Pont de Nemours and Company*, 2004 SEC No-Act. LEXIS 262 (February 11, 2004), the Staff rejected a Rule 14a-8(i)(10) exclusion request based on virtually the same proposal. There, as here, the proposal called upon the company to adopt a code of conduct based upon the ILO Declaration and relevant ILO conventions. Dupont, like McDonald's, cited its extensive practices and efforts to protect workers, but, like McDonald's, it could cite no code, practice or activity based upon the rights described in the ILO Declaration and its conventions that were contained in the proposal.

McDonald's also cites *Masco Corporation*, SEC No-Act. LEXIS 390 (March 29, 1999), in support of its request to exclude the Proposal. Yet a review of that decision reveals that Masco's board of directors had announced its intention to approve a resolution in substantially the same form submitted by the proponent. McDonald's proposes to take no action whatsoever. McDonald's, like Dupont, fails to grasp that the Proposal is designed to create a single Code of Conduct that explicitly, and in one place, commits the Company, its franchisees, suppliers and sub-contractors to human rights practices and procedures recognized in the ILO Declaration and conventions.

VIII. Conclusion

McDonald's has failed to meet its burden of demonstrating that it is entitled to exclude the Proposal under Rule 14a-8(g).

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have enclosed six copies of this letter for the Staff, and I am sending a copy to Counsel for the Company and the Sisters.

Sincerely,

Robert E. McGarrah, Jr., Esq.
Capital Stewardship Coordinator
Office of Investment

REM/me
opeiu #2, afl-cio

cc: Lyle G. Ganske, Partner, Jones Day
Sister Annette M. Sinagra, OP, Adrian Dominican Sisters

New Orleans Province
of the Society of Jesus

710 Baronne Street, Suite B
New Orleans, LA 70113-1064

February 22, 2007


SEC MAIL PROCESSING
RECEIVED
FEB 2 3 2007
WASH, D.C.
185
SECTION

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

RE: McDonald's Corporation Request to Exclude Proposal submitted by the Adrian Dominican Sisters and the AFL-CIO Reserve Fund

Dear Sir/Madam:

The Adrian Dominican Sisters and the AFL-CIO Reserve Fund were the primary filers of a shareholder proposal entitled: McDonald's Corporation – Human Rights Standards on December 4, 2006. The Catholic Society for Religious and Literary Education (dba the Jesuits of the New Orleans Province) co-filed this same resolution on December 6, 2006. We wish to clarify that the Jesuits of the New Orleans Province are not in any way affiliated with the AFL-CIO. We are financially and structurally independent of the previously mentioned organization. Our decision-making processes for selecting issues we desire to address at corporations in our investment portfolio are entirely independent. Therefore, the conclusion of the first paragraph on page 6 of McDonald's no action request which reads: "If the p[P]roposal were to be implemented, the Proponent would receive a direct and immediate financial benefit in the form of an increased ability to unionize workers at the Company and the franchisees, licensees, suppliers, distributors and subcontractors of the Company," is not applicable to religious shareholders.

The letter states – "proponent" – in the singular. There are two proponents, stated in the initial shareholder request to McDonald's. Therein, the Adrian Dominican Sisters are listed as co-primary filers. As such, neither Adrian Dominican Sisters or the Jesuits of the New Orleans Province (as co-filers) would benefit financially "in the form of an increased ability to unionize workers at the Company." Likewise, McDonald's is wrong when it makes the statement that the "financial benefit" mentioned above, "would accrue to the Proponent not as a result of its status as a shareholder of the company, but rather as a result of its status as a labor organizer, and would not be shared by other of the company's shareholders at large."

The above sentence from McDonald's no action request deserves two clarifications. First, neither the Adrian Dominican Sisters or the Jesuits of the New Orleans province are labor organizers. Second, one can argue that McDonald's statement that other shareholders at large would not favor the content of our resolution is presumptuous. One cannot make this assumption until the resolution is presented to shareholders at large at the company's annual meeting.

Phone: (504) 571-1055
Fax: (504) 571-1744

Finally, the Jesuits of the New Orleans Province support each of the arguments made by the AFL-CIO Reserve Fund it its letter of February 12, 2007 to the Commission opposing McDonald's request for a No Action Letter.

Respectfully,

Mary Ann Baudouin

Mary Ann Baudouin
Assistant for Social Ministries
The Jesuits of the New Orleans Province

cc: RobMcGarrah, Jr. Counsel – AFL-CIO Office of Investment
Sr. Annette Sinagra, OP, Adrian Dominican Sisters
Sr. Gwen Ferry, Sisters of Charity of the Blessed Virgin Mary
Gloria Sontona, General Counsel and Secretary McDonald's Corporation
Anna Bradley, Consultant, National Jesuit Committee on Investment Responsibility


Sisters of
Charity
of the BVM
Blessed Virgin Mary

Gwen M. Farry, BVM
205 W. Monroe Suite 500
Chicago, IL 60606-5062

February 20, 2007

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: McDonald's Corporation Request to Exclude Proposal submitted by
Adrian Dominican Sisters and the AFL-CIO Reserve Fund

Dear Sir/Madam:

The Sisters of Charity of the Blessed Virgin Mary (BVM) co-filed the shareholder proposal entitled: McDonald's Corporation – Human Rights Standards, on December 6, 2006. The AFL-CIO Reserve Fund and the Adrian Dominican Sisters submitted this resolution as primary filers. We wish to clarify that the Sisters of Charity, BVM as well as the Adrian Dominican Sisters are not in any way affiliated with the AFL-CIO. We are financially and structurally independent of the previously mentioned organization. Our decision-making processes for selecting issues we desire to address at corporations in our investment portfolio are entirely independent. Therefore, the conclusion of the first paragraph on page 6 of McDonald's no action request, which reads: "If the p[P]roposal were to be implemented, the Proponent would receive a direct and immediate financial benefit in the form of an increase ability to unionize workers at the Company and the franchisees, suppliers, distributors and subcontractors of the Company," is not applicable to religious shareholders.

The letter states – "proponent" – in the singular. **There are two proponents, stated in the initial shareholder request to McDonald's (the AFL-CIO Reserve Fund and the Adrian Dominican Sisters).** We, the Sisters of Charity of the Blessed Virgin Mary (co-filers of the resolution) as well as the Adrian Dominican Sisters (co-primary filers) do not benefit financially, "in the form of an increased ability to unionize workers at the Company." Likewise, McDonald's is wrong when it makes the statement that the "financial benefit" mentioned above, "would accrue to the Proponent not as a result of its status as a shareholder of the company, but rather as a result of its status as a labor organizer, and would not be shared by other of the company's shareholders at large.

The above sentence from McDonald's no action request deserves two clarifications. **First, we are not labor organizers, and second, one can argue that McDonald's statement that other shareholders at large would not favor the content of our resolution is presumptuous. One cannot make this assumption until the resolution is presented to shareholders at large at the company's annual meeting.**

Finally, we support each of the arguments made by the AFL-CIO Reserve Fund in its letter of February 12, 2007 to the Commission opposing McDonald's request for a No Action Letter.

Sincerely,

Sister Gwen Farry, BVM

Sister Gwen Farry, BVM (for Sisters of Charity, BVM)
205 W Monroe, Suite 500
Chicago, IL 60606

Cc: Sister Annette M. Sinagra, OP
Gloria Santona – General Counsel and Secretary McDonald's Corporation



ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3522 Phone
517-266-3524 Fax
ASinagra@adriandominicans.org
Portfolio Advisory Board


RECEIVED
2007 FEB 21 PM 12: 56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

February 15, 2007

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re: McDonald's Corporation Request to Exclude Proposal submitted by the Adrian Dominican Sisters and the AFL-CIO Reserve Fund

Dear Sir/Madam:

The Adrian Dominican Sisters submitted the shareholder proposal entitled: McDonald's Corporation – Human Rights Standards, on December 4, 2006. The AFL-CIO Reserve Fund likewise submitted this same resolution. We wish to clarify that the Adrian Dominican Sisters are not in any way affiliated with the AFL-CIO. We are financially and structurally independent of the previously mentioned organization. Our decision–making processes for selecting issues we desire to address at corporations in our investment portfolio are entirely independent. Therefore, the conclusion of the first paragraph on page 6 of McDonald's no action request, which reads: "If the p[P]roposal were to be implemented, the Proponent would receive a direct and immediate financial benefit in the form of an increase ability to unionize workers at the Company and the franchisees, licensees, suppliers, distributors and subcontractors of the Company," is not applicable to religious shareholders.

The letter states -"proponent"- in the singular. There are **two proponents, stated in the initial shareholder request to McDonald's. Therein, we are listed as co-primary filers.** As such, we, the Adrian Dominican Sisters, do not benefit financially, "in the form of an increased ability to unionize workers at the Company." Likewise, McDonald's is wrong when it makes the statement that the "financial benefit" mentioned above, "would accrue to the Proponent not as a result of its status as a shareholder of the company, but rather as a result of its status as a labor organizer, and would not be shared by other of the company's shareholders at large."

The above sentence from McDonald's no action request deserves two clarifications. **First, we are not labor organizers**, and **second, one can argue that McDonald's statement that other shareholders at large would not favor the content of our resolution is presumptuous. One cannot make this assumption until the resolution is presented to shareholders at large at the company's annual meeting.**

Office of Chief Counsel
Securities and Exchange Commission
February 15, 2007

Finally, we support each of the arguments made by the AFL-CIO Reserve Fund in its letter of February 12, 2007.to the Commission opposing McDonald's request for a No Action Letter.

Respectfully,

Sister Annette M. Sinagra, OP

Sister Annette M. Sinagra, OP
Corporate Responsibility Analyst
Adrian Dominican Sisters
Portfolio Advisory Board

cc: - Rob McGarrah, Jr. – Counsel-AFL-CIO Office of Investment
Sister Gwen Ferry-Sisters of Charity of the Blessed Virgin Mary
Mary Baudouin-Assistant for Social Ministries – the Jesuits, New Orleans Province
Gloria Santona – General Counsel and Secretary McDonald's Corporation

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 22, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: McDonald's Corporation
Incoming letter dated January 16, 2007

The proposal urges the board to adopt, implement and enforce a revised company-wide code of conduct, inclusive of suppliers and sub-contractors, based on the International Labor Organization's conventions, including the four principles set forth in the proposal, and prepare a report concerning the implementation and enforcement of the policy.

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(4). Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that McDonald's may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that McDonald's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser

END